UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

1000 Louisiana Street, Suite 3850

Houston, Texas 77002

(281) 407-0686

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Names of Reporting Persons. Charles S. Leykum

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,684,504*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,234,504**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,684,504*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 63.4%***

14	Type of Reporting Person (See Instructions) IN

* Consists of (a) 2,818,350 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger Units”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA (as defined in Item 6).  The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities”.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 2,818,350 shares of Class A Common Stock and (b) 6,416,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the initial public offering of Class A Common Stock of the Issuer (the “IPO”), and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (as defined in Item 2) (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

2

CUSIP No. 75282U 104

1	Names of Reporting Persons. CSL Energy Opportunity GP I, LLC 45-2494955

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,684,504*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,871,946**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,684,504*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 63.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,818,350 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 2,250,455 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

3

CUSIP No. 75282U 104

1	Names of Reporting Persons. CSL Energy Opportunity GP II, LLC 47-2465769

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,170,460**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,893,156 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

4

CUSIP No. 75282U 104

1	Names of Reporting Persons. Ranger Energy Holdings, LLC 38- 3934054

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

5

CUSIP No. 75282U 104

1	Names of Reporting Persons. Torrent Energy Holdings, LLC 37-1760971

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

6

CUSIP No. 75282U 104

1	Names of Reporting Persons. Ranger Energy Holdings II, LLC 61-1851995

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

7

CUSIP No. 75282U 104

1	Names of Reporting Persons. Torrent Energy Holdings II, LLC 30-0998585

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

8

CUSIP No. 75282U 104

1	Names of Reporting Persons. CSL Energy Holdings I, LLC 45-2665080

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

9

CUSIP No. 75282U 104

1	Names of Reporting Persons. CSL Energy Holdings II, LLC 32- 0456689

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,375,797**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,893,156 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

10

CUSIP No. 75282U 104

1	Names of Reporting Persons. CSL Energy Opportunities Fund I, L.P. 45-2495008

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) PN

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

11

CUSIP No. 75282U 104

1	Names of Reporting Persons. CSL Energy Opportunities Fund II, L.P. 36-4799022

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,602,565**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) PN

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

12

CUSIP No. 75282U 104

1	Names of Reporting Persons. CSL Energy Opportunities Master Fund, LLC 45-2561046

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 612,069*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 612,069*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 612,069*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3%**

14	Type of Reporting Person (See Instructions) OO

* Consists of 612,069 shares of Class A Common Stock.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Based on a total of 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO.

13

CUSIP No. 75282U 104

1	Names of Reporting Persons. Bayou Well Holdings Company, LLC 45-2639123

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☒
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,775,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) OO

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

14

CUSIP No. 75282U 104

1	Names of Reporting Persons. Richard E. Agee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,931*

	8	Shared Voting Power 9,072,435**

	9	Sole Dispositive Power 137,931*

	10	Shared Dispositive Power 1,775,261***

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,210,366****

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 60.3%*****

14	Type of Reporting Person (See Instructions) IN

* Consists of 137,931 shares of Class A Common Stock.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**** Consists of (a) 2,344,212 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

15

CUSIP No. 75282U 104

1	Names of Reporting Persons. Brett T. Agee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,072,435*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,775,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,072,435*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 59.4%***

14	Type of Reporting Person (See Instructions) IN

* Consists of (a) 2,206,281 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

** Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA.  See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*** Based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

16

Item 1.                                 Security and Issuer

The title of the class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”) of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 800 Gessner Street, Suite 1000, Houston, Texas 77024.

Item 2.                                 Identity and Background

(a)                                 This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 7, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)                                     Charles S. Leykum (“Leykum”)

(ii)                                  CSL Energy Opportunity GP I, LLC (“CSL GP I”)

(iii)                               CSL Energy Opportunity GP II, LLC (“CSL GP II”)

(iv)                              Ranger Energy Holdings, LLC (“REH”)

(v)                                 Torrent Energy Holdings, LLC (“TEH”)

(vi)                              Ranger Energy Holdings II, LLC (“REH II”)

(vii)                           Torrent Energy Holdings II, LLC (“TEH II”)

(viii)                        CSL Energy Holdings I, LLC (“CSL HI”)

(ix)                              CSL Energy Holdings II, LLC (“CSL HII”)

(x)                                 CSL Energy Opportunities Fund I, L.P. (“CSL OI”)

(xi)                              CSL Energy Opportunities Fund II, L.P. (“CSL OII”)

(xii)                           CSL Energy Opportunities Master Fund, LLC (“CSL MF”)

(xiii)                        Bayou Well Holdings Company, LLC (“Bayou”)

(xiv)                       Richard E. Agee (“R. Agee”)

(xv)                          Brett T. Agee (“B. Agee”)

Leykum is the managing member of each of (a) CSL GP I, which is (i) the managing member of CSL MF, which holds Securities directly, (ii) the managing member of CSL HI which (A) is the sole managing member of TEH II, which holds Securities directly, and (B) together with CSL HII appoints the sole manager of REH II, which holds Shares directly, and (iii) the general partner of CSL OI which (A) is the sole managing member of TEH, which holds Securities directly, and (B) together with CSL OII has the right to appoint managers of REH (which holds Securities directly), which managers hold the right to cast a majority of the votes entitled to be cast by all managers of REH, and (b) CSL GP II, which is (i) the managing member of CSL HII, which (A) holds Securities directly and (B) together with CSL HI appoints the sole manager of REH II, which holds Securities directly, and (ii) the general partner of CSL OII, which (A) holds Securities directly and (B) together with CSL OI has the right to appoint managers of REH (which holds Securities directly), which managers hold the right to cast a majority of the votes entitled to be cast by all managers of REH.

Each of R. Agee and B. Agee own 50% of the membership interests in, and is a manager of, Bayou.

17

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b)                                 The principal business address of each of Leykum, CSL GP I, CSL GP II, REH, REH II, TEH II, CSL HI, CSL HII, CSL OI, CSL OII and CSL MF is 1000 Louisiana Street, Suite 3850, Houston, Texas 77002.  The principal business address of TEH is 1304 Langham Creek Drive, Suite 212, Houston, Texas 77084.  The principal business address of each of Bayou, R. Agee and B. Agee is 800 Gessner Street, Suite 1100, Houston, Texas 77024.

(c)

(i)                                     The principal occupation of Leykum is acting as the managing member of CSL GP I and CSL GP II and serving as the president and CEO of CSL Capital Management, LLC (“CSL Mgmt”) (whose principal business is managing various investment and operating entities and whose principal business address is 1000 Louisiana Street, Suite 3850, Houston, Texas 77002).  Leykum is also currently serving as a director on the board of directors of the Issuer (the “Board”).

(ii)                                  The principal business of CSL GP I is acting as the managing member or general partner, as applicable, of CSL MF, CSL HI, CSL OI and other funds and entities that CSL GP I manages or otherwise controls.

(iii)                               The principal business of CSL GP II is acting as the general partner or managing member, as applicable, of CSL HII, CSL OII and other funds and entities that CSL GP I manages or otherwise controls.

(iv)                              The principal business of REH is holding interests in Ranger LLC and the Issuer.

(v)                                 The principal business of TEH is holding interests in Ranger LLC and the Issuer.

(vi)                              The principal business of REH II is holding interests in the Issuer.

(vii)                           The principal business of TEH II is holding interests in the Issuer.

(viii)                        The principal business of CSL HI is holding an interest in REH II and TEH II, serving as the managing member of TEH II, and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(ix)                              The principal business of CSL HII is holding an interest in REH II and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(x)                                 The principal business of CSL OI is holding an interest in REH and TEH, serving as the managing member of TEH, and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(xi)                              The principal business of CSL OII is holding an interest in REH and holding interests in or otherwise serving as a manager, managing member or other similar position in one or more other funds and entities.

(xii)                           The principal business of CSL MF is holding interests in the Issuer and making and managing other investments.

(xiii)                        The principal business of Bayou is investing in energy companies and energy assets.

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(xiv)                       The principal occupation of R. Agee is serving as Chairman of the board of managers and a manager of Bayou and as the Chairman of the board of managers of Wapiti Energy, LLC (whose principal business is owning and operating oil and gas interests, located at 800 Gessner, Suite 1100, Houston, Texas 77024).  R. Agee is also currently serving as a director on the Board.

(xv)                          The principal occupation of B. Agee is serving as a manager and the President and Chief Executive Officer of Bayou.  B. Agee is also currently serving as a director on the Board.

(d)                                 No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of Leykum, R. Agee and B. Agee is a citizen of the United States of America.  Each of CSL GP I, CSL GP II, REH, TEH, REH II, TEH II, CSL HI, CSL HII, CSL OI, CSL OII and CSL MF is organized under the laws of the State of Delaware.  Bayou is organized under the laws of the State of Texas.

Item 3.                                 Source and Amount of Funds or Other Consideration

CSL MF used working capital to purchase 612,069 shares of Class A Common Stock (the “CSL MF Shares”) reported herein from the Issuer on August 16, 2017 in connection with the IPO.  The total purchase price for the CSL MF Shares was approximately $8,875,000.50.

R. Agee used personal funds to purchase 137,931 shares of Class A Common Stock (the “R. Agee Shares”) reported herein from the Issuer on August 16, 2017 in connection with the IPO.  The total purchase price for the R. Agee Shares was approximately $1,999,999.50.

All other Securities reported herein were acquired prior to the IPO pursuant to a series of contributions of assets, forgiveness of indebtedness and other reorganization transactions, all as contemplated in the Master Reorganization Agreement (defined and described in Item 4 below and incorporated herein by reference).

Item 4.                                 Purpose of Transaction

On August 16, 2017, the Issuer completed the reorganization transactions contemplated by that certain Master Reorganization Agreement, dated August 10, 2017, (the “Master Reorganization Agreement”) among the Issuer, REH, TEH, REH II, TEH II, CSL HI, CSL HII, CSL OII, Bayou and the other parties thereto, pursuant to which, among other things:

(a)         REH II and TEH II contributed certain of the equity interests in Ranger Energy Services, LLC (“Ranger Services”) and Torrent Energy Services, LLC (“Torrent Services” and, together with Ranger Services, the “Predecessor Companies”), respectively, to the Issuer in exchange for an aggregate of 1,638,386 shares of Class A Common Stock and an aggregate of $3.0 million to be paid to CSL HI and CSL HII, on or prior to the 18-month anniversary of the consummation of the IPO in, at the Issuer’s option, cash, shares of Class A Common Stock (with such shares to be valued based on the greater of the initial public offering price of the Class A Common Stock in such offering and a 30-day volume-weighted average price) or a combination thereof, and the Issuer contributed such equity interests to Ranger LLC in exchange for 1,638,386 shares of Ranger Units;

(b)         REH and TEH contributed the remaining membership interests in the Predecessor Companies to Ranger LLC in exchange for 5,621,491 Ranger Units and 5,621,491 shares of Class B Common Stock, which the Issuer initially issued and contributed to Ranger LLC;

(c)          the Issuer contributed all of the net proceeds received by it in the IPO to Ranger LLC in exchange for 5,862,069 Ranger Units;

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(d)         Ranger LLC distributed to each of REH and TEH one share of Class B Common Stock received pursuant to (b) above for each Ranger Unit each of REH or TEH, as applicable, held; and

(e)          as consideration for the termination of certain related party loan agreements, the Issuer issued 567,895 shares of Class A Common Stock (in connection with which Ranger LLC issued 567,895 Ranger Units to the Issuer) and Ranger LLC issued an aggregate of 1,244,663 Ranger Units (and distributed a corresponding number of shares of Class B Common Stock) to the lenders thereof.

The foregoing description of the Master Reorganization Agreement is qualified in its entirety by reference to the Master Reorganization Agreement, which is attached as Exhibit 1 hereto and is incorporated by reference herein.

REH, TEH, CSL OII and Bayou each have the right to exchange their Ranger Units (along with an equivalent number of shares of Class B Common Stock) for newly-issued shares of Class A Common Stock on a one-for-one basis (or, at Ranger LLC’s option, for cash) pursuant to the terms of the Ranger LLCA (defined and described in Item 6 below and incorporated herein by reference).

CSL OII, CSL HII, REH, REH II, TEH, TEH II (collectively, the “CSL Stockholders”), Bayou and the Issuer entered into that certain Stockholders’ Agreement (defined and described in Item 6 below and incorporated herein by reference) whereby, among other things, the CSL Stockholders and Bayou agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Board and its committees is as required by the Stockholders’ Agreement.  Further, the Stockholders’ Agreement provides that the transfer of Securities by either REH or REH II will require the approval of each of such CSL Stockholders; provided, however, that any such transfer by REH II made without a corresponding transfer by REH, with the amounts of such corresponding transfers in proportion to such CSL Stockholder’s aggregate ownership of the Securities, shall require the further prior written approval of Bayou.  Any transfer of the Securities by either TEH or TEH II will require the approval of each of such CSL Stockholders, but will not require the approval of Bayou.  Additionally, certain of the Reporting Persons are parties to the Ranger LLCA, the Letter Agreement, the Tax Receivable Agreement, the Registration Rights Agreement and the Lock-up Agreements (each, as defined and described in Item 6 below and incorporated herein by reference).

Each of the Reporting Persons may be deemed a group for the purposes of Section 13(d)(3) of the Act.  This is the sole purpose for which the Reporting Persons are filing this Schedule 13D, namely to comply with Section 13(d) of the Act and the corresponding rules and regulations promulgated by the U.S. Securities and Exchange Commission.

The Reporting Persons acquired, and presently hold, the Securities reported herein for investment purposes.  The Reporting Persons intend to participate in the management of the Issuer through representation on the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as disclosed in this Schedule 13D.  The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

Item 5.                                 Interest in Securities of the Issuer

(a)         As of the date hereof, the Reporting Persons collectively beneficially own 9,822,435 shares of Class A Common Stock, representing 64.3% of the Class A Common Stock, based on 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and assuming that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

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Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(i)                                     Leykum

(a)                                 As of the date hereof, Leykum may be deemed the beneficial owner of 9,684,504 shares of Class A Common Stock, constituting approximately 63.4% of the shares of Class A Common Stock, consisting of the following:

1.              612,069 shares of issued and outstanding Class A Common Stock held directly by CSL MF, the managing member of which is CSL GP I, the managing member of which is Leykum;

2.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, the managing member of which is CSL GP II, the managing member of which is Leykum;

3.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII, each of which is managed by its managing member CSL GP I and CSL GP II, respectively, each of which is managed by its managing member, Leykum;

4.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI, the managing member of which is CSL GP I, the managing member of which is Leykum;

5.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH.  CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH.  CSL OI and CSL OII are managed by their general partners CSL GP I and CSL GP II, respectively, each of which is managed by its managing member, Leykum;

6.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI, the general partner of which is CSL GP I, the managing member of which is Leykum;

7.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, the general partner of which is CSL GP II, the managing member of which is Leykum; and

8.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors (as defined in Item 6) designated by CSL (as defined in Item 6), which CSL entities are indirectly managed by Leykum as more particularly described in this Item 5(a)(i)(a).

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock

21

outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,684,504

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 9,234,504

(ii)                                  CSL GP I

(a)                                 As of the date hereof, CSL GP I may be deemed the beneficial owner of 9,684,504 shares of Class A Common Stock, constituting approximately 63.4% of the shares of Class A Common Stock, consisting of the following:

1.              612,069 shares of issued and outstanding Class A Common Stock held directly by CSL MF, the managing member of which is CSL GP I;

2.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a);

3.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII.  CSL HI is managed by its managing member CSL GP I;

4.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI, the managing member of which is CSL GP I;

5.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH.  CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH.  CSL OI is managed by its general partners CSL GP I;

6.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI, the general partner of which is CSL GP I;

7.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a); and

8.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common

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Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a).

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,684,504

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 7,871,946

(iii)                               CSL GP II

(a)                                 As of the date hereof, CSL GP II may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, the managing member of which is CSL GP II;

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII.  CSL HII is managed by its managing member CSL GP II;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a);

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH.  CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH.  CSL OII is managed by its general partner CSL GP II;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a);

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common

23

Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, the general partner of which is CSL GP II; and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a).

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote:9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 7,170,460

(iv)                              REH

(a)                                 As of the date hereof, REH may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common

24

Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH; and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 5,807,902

(v)                                 TEH

(a)                                 As of the date hereof, TEH may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, (a) TEH II may not transfer such Securities without the consent of TEH and (b) TEH II is required to take all necessary action, to the fullest extent

25

permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH;

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH; and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 1,451,975

(vi)                              REH II

(a)                                 As of the date hereof, REH II may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

26

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II; and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 5,807,902

27

(vii)                           TEH II

(a)                                 As of the date hereof, TEH II may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II;

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, (a) TEH may not transfer such Securities without the consent of TEH II and (b) TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II; and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154

28

shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 1,451,975

(viii)                     CSL HI

(a)                                 As of the date hereof, CSL HI may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI;

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II, which is managed by a sole manager appointed by CSL HI and CSL HII and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, (a) TEH may not transfer such Securities without the consent of TEH II, the sole managing member of which is CSL HI and (b) TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly

29

managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a); and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a).

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 7,259,877

(ix)      CSL HII

(a)                                 As of the date hereof, CSL HII may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII;

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II (the sole manager of which is appointed by CSL HI and CSL HII) and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with

30

respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII; and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 6,375,797

(x)                                 CSL OI

(a)                                 As of the date hereof, CSL OI may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH, for which CSL OI and CSL OII have the right to designate the managers having the right to cast a majority of the votes entitled to be cast by all managers of REH and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

31

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, (a) TEH II may not transfer such Securities without the consent of TEH, the sole managing member of which is CSL OI and (b) TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH.  CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI;

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a); and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a).

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 7,259,877

32

(xi)                              CSL OII

(a)                                 As of the date hereof, CSL OII may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

2.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH (the managers of which that have the right to cast a majority of the votes entitled to be cast by all managers of REH being designated by CSL OI and CSL OII) and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

3.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

4.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH.  CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH;

5.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

6.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII; and

7.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock

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outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 6,602,565

(xii)                           CSL MF

(a)                                 As of the date hereof, CSL MF may be deemed the beneficial owner of 612,069 shares of Class A Common Stock, constituting approximately 7.3% of the shares of Class A Common Stock, consisting of the following:

1.              612,069 shares of issued and outstanding Class A Common Stock held directly by CSL MF.

The calculated percentage interest is based on a total of 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 612,069

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 612,069

(xiii)                                                Bayou

(a)                                 As of the date hereof, Bayou may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou;

2.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors (as defined in Item 6) designated by Bayou;

3.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

4.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

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5.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

6.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou; and

7.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 1,775,261

(xiv)                       R. Agee

(a)                                 As of the date hereof, R. Agee may be deemed the beneficial owner of 9,210,366 shares of Class A Common Stock, constituting approximately 60.3% of the shares of Class A Common Stock, consisting of the following:

1.              137,931 shares of issued and outstanding Class A Common Stock held directly by R. Agee;

2.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

3.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

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4.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

5.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

6.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

7.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally; and

8.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 137,931
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 137,931
4.              Shared power to dispose or direct the disposition: 1,775,261

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(xv)                          B. Agee

(a)                                 As of the date hereof, B. Agee may be deemed the beneficial owner of 9,072,435 shares of Class A Common Stock, constituting approximately 59.4% of the shares of Class A Common Stock, consisting of the following:

1.              450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

2.              567,895 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

3.              1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

4.              313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

5.              4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

6.              1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally; and

7.              794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of

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the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally.

The calculated percentage interest is based on a combined total of 15,279,332 shares of Class A Common Stock.  This combined total consists of (a) 8,413,178 shares of Class A Common Stock outstanding as of August 16, 2017, the closing date of the IPO, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)                                 1.              Sole power to vote or direct vote: 0
2.              Shared power to vote or direct vote: 9,072,435

3.              Sole power to dispose or direct the disposition: 0
4.              Shared power to dispose or direct the disposition: 1,775,261

(c)          Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A Common Stock in the past 60 days.  The following transactions were effected on the open market in connection with the IPO:

Reporting Person	Date	Buy/Sell	No. of Shares	Approx. Price ($) per Share	Security
CSL MF	8/16/2017	Buy	612,069	14.50	Class A Common Stock
R. Agee	8/16/2017	Buy	137,931	14.50	Class A Common Stock

(d)         No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by any Reporting Persons.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Master Reorganization Agreement

See Item 4 for a description of the Master Reorganization Agreement, which is attached as Exhibit 1 hereto and is incorporated by reference herein.

Stockholders’ Agreement

In connection with the closing of the IPO, on August 16, 2017, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with the CSL Stockholders (together with their affiliates that become parties to the Stockholders’ Agreement, “CSL”) and Bayou.  Among other things, the Stockholders’ Agreement provides CSL and Bayou with the right to designate a number of nominees (each CSL nominee, a “CSL Director,” and each Bayou nominee, a “Bayou Director”) to the Board such that:

(a)         for so long as CSL beneficially owns at least 50% of the Issuer’s Securities, at least three members of the Board shall be CSL Directors and at least two members of the Board shall be Bayou Directors;

(b)         for so long as CSL beneficially owns less than 50% but at least 30% of the Issuer’s Securities, at least three members of the Board shall be CSL Directors;

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(c)          for so long as CSL beneficially owns less than 30% but at least 20% of the Issuer’s Securities, at least two members of the Board shall be CSL Directors;

(d)         for so long as CSL beneficially owns less than 20% but at least 10% of the Issuer’s Securities, at least one member of the Board shall be a CSL Director; and

(e)          once CSL beneficially owns less than 10% of the Issuer’s Securities, CSL will not have any board designation rights.

In the event the size of the Board is increased or decreased at any time to other than eight directors, CSL’s nomination rights will be proportionately increased or decreased, respectively, rounded up to the nearest whole number.

Pursuant to the Stockholders’ Agreement, the Issuer and the other parties thereto will be required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees of such CSL Directors and Bayou Directors.

In addition, the Stockholders’ Agreement provides that for so long as CSL beneficially owns at least 30% of the Issuer’s Securities, CSL will have the right to cause any committee of the Issuer’s Board to include in its membership at least one director designated by CSL, except to the extent that such membership would violate applicable securities laws or stock exchange rules.  The rights granted to CSL to designate directors are additive to and not intended to limit in any way the rights that CSL may have to nominate, elect or remove the Issuer’s directors under the Issuer’s certificate of incorporation, bylaws or the Delaware General Corporation Law, as amended.

Further, the Stockholders’ Agreement contains provisions relating to the transfer of the Issuer’s Securities or Ranger Units by REH, REH II, TEH and TEH II.  Specifically, any transfer of the Issuer’s Securities or Ranger Units by either REH or REH II will require the approval of each of such CSL Stockholders; provided, however, that any such transfer by REH II made without a corresponding transfer by REH, with the amounts of such corresponding transfers in proportion to such CSL Stockholders’ aggregate ownership of shares of the Issuer’s Securities, shall require the further prior written approval of Bayou.  Any transfer of the Issuer’s Securities or Ranger Units by either TEH or TEH II will require the approval of each of such CSL Stockholders, but will not require the approval of Bayou.

The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement, which is attached as Exhibit 2 hereto and is incorporated by reference herein.

Letter Agreement

In connection with the IPO, Bayou and CSL Mgmt entered into a letter agreement (the “Letter Agreement”), which memorialized certain agreements between Bayou and CSL Mgmt.  Pursuant to the Letter Agreement, to the extent that CSL Mgmt and its affiliates determine to proceed with a transaction whereby (a) REH exercises its right to cause Ranger LLC to exchange REH’s Ranger Units (along with a corresponding number of shares of REH’s Class B Common Stock) for, at Ranger LLC’s election, Class A Common Stock or cash, (b) Ranger LLC sells its Class A Common Stock to a third party for cash, or (c) Ranger LLC makes non-cash distributions of Class A Common Stock to its members, then the managers of REH appointed by Bayou shall be deemed to approve such transaction, provided that CSL gives Bayou written notice of the material terms of the proposed transaction at least five business days prior to the execution date of such transaction and consults in good faith with Bayou concerning the proposed transaction.  The foregoing description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is attached as Exhibit 3 hereto and is incorporated by reference herein.

Amended and Restated Limited Liability Company Agreement of Ranger LLC

On August 16, 2017, Ranger LLC, REH, TEH, CSL OII, Bayou and the Issuer entered into that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”).  The Issuer is the sole managing member of Ranger LLC and generally has the authority to operate and control Ranger LLC.  In

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accordance with the terms of the Ranger LLCA, the holders of Ranger Units (other than the Issuer) will generally have the right to exchange their Ranger Units (and a corresponding number of shares of Class B Common Stock for an aggregate of 6,866,154 shares of the Class A Common Stock (or at Ranger LLC’s option, for cash) at an exchange ratio of one share of Class A Common Stock for each Ranger Unit (and corresponding share of Class B Common Stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications.  The foregoing description of the Ranger LLCA is qualified in its entirety by reference to the Ranger LLCA, which is attached as Exhibit 4 hereto and is incorporated by reference herein.

Tax Receivable Agreement

On August 16, 2017, the Issuer, entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with REH, TEH, CSL OII and Bayou (“TRA Holders”) and the other parties thereto.  The Tax Receivable Agreement generally provides for the payment by the Issuer to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that the Issuer actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the IPO as a result of (a) certain increases in tax basis that occur as a result of the Issuer’s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder’s Ranger Units in connection with the IPO or pursuant to the exercise of the Redemption Right or the Call Right (as defined in the TRA) and (b) imputed interest deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer makes under the TRA.  The term of the TRA commenced on August 16, 2017 and continues until all such tax benefits have been utilized or expired, unless the Issuer exercises its right to terminate the TRA.  The payments under the TRA will not be conditioned upon a TRA Holder having a continued ownership interest in either Ranger LLC or the Issuer.

If the Issuer elects to terminate the TRA early, it would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the TRA (based upon certain assumptions and deemed events set forth in the TRA).  In addition, payments due under the TRA will be similarly accelerated following certain mergers or other changes of control.  The foregoing description of the Tax Receivable Agreement is qualified in its entirety by reference to Tax Receivable Agreement, which is attached as Exhibit 5 hereto and is incorporated by reference herein.

Registration Rights Agreement

On August 16, 2017, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with REH, TEH, REH II, TES II, CSL OII, CSL HII and Bayou (the “Holders”).  Pursuant to, and subject to the limitations set forth in the Registration Rights Agreement, at any time after the 180-day lock-up period, the Holders have the right to require the Issuer by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of Class A Common Stock.  Reasonably in advance of the filing of any such registration statement, the Issuer is required to provide notice of the request to all other Holders, who may participate in the registration.  The Issuer is required to use all commercially reasonable efforts to maintain the effectiveness of any such registration statement until all shares covered by such registration statement have been sold.  Subject to certain exceptions, the Issuer is not obligated to effect such a registration within 90 days after the closing of any underwritten offering of shares of Class A Common Stock requested by the Holders pursuant to the Registration Rights Agreements.  The Issuer is also not obligated to effect any registration where such registration has been requested by the holders of Registrable Securities (as defined in the Registration Rights Agreement) which represent less than $25 million, based on the five-day volume weighted average trading price of the Class A Common Stock on the New York Stock Exchange.

In addition, pursuant to the Registration Rights Agreement, the Holders have the right to require the Issuer, subject to certain limitations set forth therein, to effect a distribution of any or all of their shares of Class A Common Stock by means of an underwritten offering.  Further, subject to certain exceptions, if at any time the Issuer proposes to register an offering of its equity securities or conduct an underwritten offering, whether or not for its account, then the Issuer must notify the Holders of such proposal at least five business days before the anticipated filing date or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

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These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Issuer’s right to delay or withdraw a registration statement under certain circumstances.  The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The obligation to register shares under the Registration Rights Agreement will terminate as to any Holder when the Registrable Securities held by such Holder are no longer subject to any restrictions on trading under the provisions of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), including any volume or manner of sale restrictions.  Registrable Securities means all shares of Class A Common Stock owned at any particular point in time by a Holder other than shares (a) sold pursuant to an effective registration statement under the Securities Act, (b) sold in a transaction pursuant to Rule 144 under the Securities Act, (c) that have ceased to be outstanding or (d) that are eligible for resale without restriction and without the need for current public information pursuant to any section of Rule 144 under the Securities Act.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 6 hereto and is incorporated by reference herein.

Lock-up Agreements

Each of Leykum, REH, TEH, REH II, CSL HII, CSL OII, Bayou, R. Agee and B. Agee, along with certain other persons that are not Reporting Persons, entered into a lock-up agreement (collectively, the “Lock-up Agreements) with the underwriters to the initial public offering of the Issuer.  Pursuant to the Lock-up Agreements, such persons have agreed that for 180 days following the date of the prospectus with respect to the IPO they will not, subject to limited exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the U.S. Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing.

Joint Filing Agreement

On August 28, 2017, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.

The information set forth under Item 4 above is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.                                 Material to Be Filed as Exhibits

Exhibit 1	–

Master Reorganization Agreement, dated as of August 10, 2017, by and among Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, RNGR Energy Services, LLC, Ranger Energy Services, Inc. and the other parties thereto (incorporated herein by reference to Exhibit 2.1 to the Ranger Energy Services, Inc. Current Report on Form 8-K filed on August 16, 2017)

Exhibit 2	–

Stockholders’ Agreement, dated as of August 16, 2017, by and among Ranger Energy Services, Inc., Ranger Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings, LLC, Torrent Energy Holdings II, LLC, CSL Energy Opportunities Fund II, L.P., CSL Energy Holdings II, LLC, and Bayou Well Holdings Company, LLC

Exhibit 3	–	Letter Agreement, dated as of August 16, 2017, by Bayou Well Holdings Company, LLC and acknowledged by CSL Capital Management, LLC

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Exhibit 4	–

Amended and Restated Limited Liability Company Agreement of RNGR Energy Services, LLC, dated as of August 16, 2017, by and among RNGR Energy Services, LLC, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P., Bayou Well Holdings Company, LLC and Ranger Energy Services, Inc

Exhibit 5	–

Tax Receivable Agreement, dated as of August 16, 2017 by and among Ranger Energy Services, Inc., CSL Capital Management, LLC, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, CSL Energy Opportunities Fund II, L.P. and Bayou Well Holdings Company, LLC

Exhibit 6	–

Registration Rights Agreement, dated as of August 16, 2017 by and among Ranger Energy Services, Inc., Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, CSL Energy Opportunities Fund II, L.P., CSL Energy Holdings II, LLC, Bayou Well Holdings Company, LLC and the other parties thereto

Exhibit 7	–	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2017	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Ranger Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Torrent Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Ranger Energy Holdings II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

Torrent Energy Holdings II, LLC

	By:	CSL Energy Holdings I, LLC,
its managing member
	By:	CSL Energy Opportunity GP I, LLC
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

	By:	CSL Energy Opportunity GP I, LLC,
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

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CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Master Fund, LLC

By:	CSL Energy Opportunity GP I, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee

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Exhibit 2

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT (this “Agreement”), dated as of August 16, 2017, is entered into by and among Ranger Energy Services, Inc., a Delaware corporation (the “Company”), Ranger Energy Holdings, LLC, a Delaware limited liability company (“Ranger Holdings I”), Ranger Energy Holdings II, LLC, a Delaware limited liability company (“Ranger Holdings II”), Torrent Energy Holdings, LLC, a Delaware limited liability company (“Torrent Holdings I”), Torrent Energy Holdings II, LLC, a Delaware limited liability company (“Torrent Holdings II”), CSL Energy Opportunities Fund II, L.P., a Delaware limited liability company (“CSL Opportunities II”), CSL Energy Holdings II, LLC, a Delaware limited liability company (“CSL Holdings II” and, together with Ranger Holdings I, Ranger Holdings II, Torrent Holdings I, Torrent Holdings II and CSL Opportunities II, the “CSL Stockholders”), and Bayou Well Holdings Company, LLC, a Delaware limited liability company (“Bayou” and, together with the CSL Stockholders, the “Principal Stockholders”).

WHEREAS, certain of the Principal Stockholders, certain other parties thereto and the Company have entered into that certain Master Reorganization Agreement, dated as of August 10, 2017 (the “Master Reorganization Agreement”), pursuant to which, among other things, (i) Ranger Holdings I and Torrent Holdings I have contributed to RNGR Energy Services, LLC, a Delaware limited liability company of which the Company is the sole managing member (“Ranger LLC”), their respective interests in Ranger Energy Services, LLC, a Delaware limited liability company (“Ranger Services”), and Torrent Energy Services, LLC, a Delaware limited liability company (“Torrent Services”), and in connection therewith have received shares of Class B common stock, par value $0.01, of the Company (“Class B Common Stock”), and (ii) Ranger Holdings II and Torrent Holdings II have contributed to Ranger LLC their respective interests in Ranger Services and Torrent Services, and in connection therewith have received shares of Class A common stock, par value $0.01, of the Company (“Class A Common Stock” and, together with the Class B Common Stock, the “Common Stock”);

WHEREAS, in connection with the transactions contemplated by the Master Reorganization Agreement, the Company has undertaken certain additional transactions to facilitate an underwritten public offering (the “IPO”) of shares of Class A Common Stock, including, among other things, the issuance of shares of Class A Common Stock to CSL Holdings II and shares of Class B Common Stock to CSL Opportunities II and Bayou as consideration for the termination of such parties’ existing loan arrangements with Ranger Services;

WHEREAS, the Certificate of Incorporation and Bylaws of the Company have been amended and restated to, among other things, provide that holders of Class A Common Stock and Class B Common Stock shall vote together as a single class (as so amended and restated, the “Certificate of Incorporation” and “Bylaws,” respectively); and

WHEREAS, in connection with, and effective upon, the completion of the IPO, the Principal Stockholders and the Company have entered into this Agreement to set forth certain understandings among themselves.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1                                    Certain Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any specified Person, a Person that directly or indirectly Controls or is Controlled by, or is under common Control with, such specified Person. For purposes of this Agreement, no party to this Agreement shall be deemed to be an Affiliate of another party to this Agreement solely by reason of the execution and delivery of this Agreement.

“Bayou Directors” means Richard E. Agee, Brett T. Agee or any other person that may be designated by Bayou, in accordance with the terms hereof.

“Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (a) voting power, which includes the power to vote, or to direct the voting of, such security and/or (b) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Own” and “Beneficial Ownership” shall have correlative meanings. For the avoidance of doubt, for purposes of this Agreement each Principal Stockholder is deemed to Beneficially Own the shares of Common Stock owned by it, notwithstanding the fact that such shares are subject to this Agreement.

“Board” means the Board of Directors of the Company.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Control” (including the terms “Controls,” “Controlled by” and “under common Control with”) means the possession, direct or indirect, of the power to (a) direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise or (b) vote 10% or more of the securities having ordinary voting power for the election of directors of a Person.

“CSL” means the CSL Stockholders and each of their respective Affiliates that is or becomes a party to this Agreement from time to time in accordance with the provisions hereof.

“Equity Securities” means shares of Common Stock and membership interests in Ranger LLC.

“Necessary Action” means, with respect to a specified result, all actions (to the extent such actions are permitted by applicable law and, in the case of any action by the Company that requires a vote or other action on the part of the Board, to the extent such action is consistent with the fiduciary duties that the Company’s directors may have in such capacity) necessary to

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cause such result, including (i) voting or providing a written consent or proxy with respect to shares of Common Stock, (ii) causing the adoption of stockholders’ resolutions and amendments to the organizational documents of the Company, (iii) executing agreements and instruments and (iv) making or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, any court, administrative agency, regulatory body, commission or other governmental authority, board, bureau or instrumentality, domestic or foreign and any subdivision thereof or other entity, and also includes any managed investment account.

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition and, when used as a verb, voluntarily or involuntarily, directly or indirectly (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor or any Person that controls the Transferor, by operation of law or otherwise), to transfer, sell, pledge or hypothecate or otherwise dispose of.  The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

Section 1.2                                    Rules of Construction.

(a)                                 Unless the context requires otherwise: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (ii) references to Articles and Sections refer to articles and sections of this Agreement; (iii) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (iv) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (v) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (vi) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (vii) references to any law or statute shall include all rules and regulations promulgated thereunder, and references to any law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable law or statute; (viii) references to any Person include such Person’s successors and permitted assigns; and (ix) references to “days” are to calendar days unless otherwise indicated.

(b)                                 The headings in this Agreement are for convenience and identification only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

(c)                                  This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party that drafted or caused this Agreement to be drafted

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ARTICLE II
GOVERNANCE MATTERS

Section 2.1                                    Designees.

(a)                                 Upon the closing of the IPO, the Board shall consist of eight directors, including Merrill A. Miller, Jr., Darron M. Anderson, Brett T. Agee, Richard E. Agee, William M. Austin, Charles S. Leykum, Vivek Raj and Krishna Shivram.

(b)                                 The Company and the Principal Stockholders shall take all Necessary Action to cause the Board to include members as follows:

(i)                                     For so long as CSL Beneficially Owns at least 50% of the outstanding shares of Common Stock, at least three of the directors of the Board shall be designees of CSL (each such director, a “CSL Director”), and at least two of the directors of the Board shall be Bayou Directors, unless (A) Bayou provides notice to CSL that Bayou no longer wishes to designate one or more Bayou Directors, (B) any Bayou Director is otherwise unable to serve as a director of the Board or (C) Bayou ceases to own equity interests in Ranger Holdings I, in which case, CSL may make the nomination to fill any position vacated by Bayou,  provided that nothing in this paragraph (i) of this Section 2.1 shall be construed to limit the right of CSL to nominate a number of such directors that is fewer than the number of directors CSL would be entitled to nominate pursuant to the Company’s Certificate of Incorporation, Bylaws or the Delaware General Corporation Law;

(ii)                                  For so long as CSL Beneficially Owns less than 50% but at least 30% of the outstanding shares of Common Stock, at least three of the directors of the Board shall be CSL Directors;

(iii)                               For so long as CSL Beneficially Owns less than 30% but at least 20% of the outstanding shares of Common Stock, at least two of the directors of the Board shall be CSL Directors; and

(iii)                               For so long as CSL Beneficially Owns less than 20% but at least 10% of the outstanding shares of Common Stock, at least one director of the Board shall be a CSL Director.

If CSL Beneficially Owns less than 10% of the outstanding shares of Common Stock, it shall not be entitled to designate a nominee.

In the event the size of the Board is increased or decreased at any time to other than eight (8) directors, CSL’s nomination rights under this Section 2.1 shall be proportionately increased or decreased, respectively, rounded up to the nearest whole number.

For the avoidance of doubt, the rights granted to CSL to designate members of the Board are additive to, and not intended to limit in any way, the rights that CSL or its Affiliates may have to nominate, elect or remove directors under the Company’s Certificate of Incorporation, Bylaws or the Delaware General Corporation Law.

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The Company agrees, to the fullest extent permitted by applicable law (including with respect to any applicable fiduciary duties under Delaware law), that taking all Necessary Action to effectuate the above shall include (A) including the persons designated pursuant to this Section 2.1(b) in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing directors, (B) nominating and recommending each such individual to be elected as a director as provided herein and (C) soliciting proxies or consents in favor thereof.  The Company is entitled to identify such individual as a CSL Director pursuant to this Agreement.

(c)                               At any time the members of the Board are allocated among separate classes of directors, (i) the CSL Directors shall be in different classes of directors to the extent practicable and (ii) CSL shall be permitted to designate the class or classes to which each CSL Director shall be allocated, expressly provided that if the Bayou Directors are on the Board, CSL shall nominate one of them to be in the class that is subject to re-election in the third year, or latest year of the separate classes.

(d)                                 CSL shall have the right to remove any CSL Director, except for the Bayou Directors (with or without cause), from time to time and at any time, from the Board, exercisable upon written notice to the Company, and the Company shall take all Necessary Action to cause such removal.  For so long as Bayou maintains its rights for Bayou Directors to serve on the Board, Bayou shall have the right to remove any Bayou Director (with or without cause), from time to time and at any time, from the Board, exercisable upon written notice to the Company, and the Company shall take all Necessary Action to cause such removal.

(e)                                  So long as CSL Beneficially Owns at least 30% of the outstanding shares of Common Stock, the Company shall take all Necessary Action to cause any committee of the Board to include in its membership at least one CSL Director, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

(f)                                   Nothing in this Section 2.1 shall be deemed to require that any party hereto, or any Affiliate thereof, act or be in violation of any applicable provision of law, regulation, legal duty or requirement or stock exchange or stock market rule.

(g)                                  In the event that a vacancy is created on the Board at any time by the death, disability, resignation or removal (whether by CSL or otherwise in accordance with the Company’s Certificate of Incorporation and Bylaws, as either may be amended or restated from time to time) of a CSL Director, CSL shall be entitled to designate an individual to fill the vacancy so long as the total number of persons that will serve on the Board as CSL Directors immediately following the filling of such vacancy will not exceed the total number of persons CSL is entitled to designate pursuant to Section 2.1(b) on the date of such replacement designation.  The Company and the Principal Stockholders shall take all Necessary Action to cause such replacement CSL Director to become a member of the Board.

Section 2.2                                    Restrictions on Other Agreements.  No Principal Stockholder shall, directly or indirectly, grant any proxy or enter into or agree to be bound by any voting trust, agreement or arrangement of any kind with respect to its shares of Common Stock if and to the extent the terms thereof conflict with the provisions of this Agreement (whether or not such

5

proxy, voting trust, agreement or agreements are with other Principal Stockholders, holders of shares of Common Stock that are not parties to this Agreement or otherwise).

ARTICLE III
TRANSFERS OF EQUITY SECURITIES

Section 3.1                                    Ranger Holdings.  Any Transfer of Equity Securities by either Ranger Holdings I or Ranger Holdings II shall require the approval of each of such Principal Stockholders; provided, however, that any such Transfer by Ranger Holdings II made without a corresponding Transfer by Ranger Holdings I, with the amounts of such corresponding Transfers in proportion to such Principal Stockholders’ aggregate ownership of shares of Common Stock, shall further require the prior written approval of Bayou.

Section 3.2                                    Torrent Holdings.  Any Transfer of Equity Securities by either Torrent Holdings I or Torrent Holdings II shall require the approval of each of such Principal Stockholders. For the avoidance of doubt, no such Transfers by either Torrent Holdings I or Torrent Holdings II shall require the prior written approval of Bayou, and Bayou shall have no other rights pursuant to this Section 3.2.

ARTICLE IV
EFFECTIVENESS AND TERMINATION

Section 4.1                                    Effectiveness.  Upon the closing of the IPO, this Agreement shall thereupon be deemed to be effective.  However, to the extent the closing of the IPO does not occur, the provisions of this Agreement shall be without any force or effect.

Section 4.2                                    Termination.  This Agreement shall terminate upon the earlier to occur of (a) such time as none of the Principal Stockholders Beneficially Own any shares of Common Stock and (b) the delivery of written notice to the Company by all of the Principal Stockholders requesting the termination of this Agreement.  Further, at such time as a particular Principal Stockholder no longer Beneficially Owns any shares of Common Stock, all rights and obligations of such Principal Stockholder under this Agreement shall terminate.

ARTICLE V
MISCELLANEOUS

Section 5.1                                    Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be personally delivered, sent by nationally recognized overnight courier, mailed by registered or certified mail or be sent by facsimile or electronic mail to such party at the address set forth below (or such other address as shall be specified by like notice).  Notices will be deemed to have been duly given hereunder if (a) personally delivered, when received, (b) sent by nationally recognized overnight courier, one business day after deposit with the nationally recognized overnight courier, (c) mailed by registered or certified mail, five business days after the date on which it is so mailed, and (d) sent by facsimile or electronic mail, on the date sent so long as such communication is transmitted before 5:00 p.m. in the time zone of the receiving party on a business day, otherwise, on the next business day.

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(a)                                 If to the Company, to:

Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, TX 77024

Attention: Darron M. Anderson

E-mail: darron.anderson@rangerenergy.com

(b)                                 If to CSL, to:

1000 Louisiana Street, Suite 3850

Houston, TX 770002

Attention: General Counsel

E-mail: kent@cslenergy.com

(c)                                  If to Bayou, to:

Bayou Well Holdings Company, LLC

800 Gessner, Suite 1100

Houston, Texas 77024

Attn:  Brett T. Agee

Section 5.2                                    Severability.  The provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 5.3                                    Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall be considered one and the same agreement.

Section 5.4                                    Entire Agreement; No Third Party Beneficiaries.  This Agreement (a) constitutes the entire agreement and supersedes all other prior agreements, both written and oral, among the parties hereto with respect to the subject matter hereof and (b) is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

Section 5.5                                    Further Assurances.  Each party hereto shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other parties hereto to give effect to and carry out the transactions contemplated herein.

Section 5.6                                    Governing Law; Equitable Remedies.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE

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STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF). The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts (as defined below), this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto. Each party hereto further agrees that, in the event of any action for an injunction or other equitable remedy in respect of such breach or enforcement of specific performance, it will not assert the defense that a remedy at law would be adequate.

Section 5.7                                    Consent To Jurisdiction.  With respect to any suit, action or proceeding (“Proceeding”) arising out of or relating to this Agreement, each of the parties hereto hereby irrevocably (a) submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom (the “Selected Courts”) and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise and hereby agrees not to commence any such Proceeding other than before one of the Selected Courts; provided, however, that a party may commence any Proceeding in a court other than a Selected Court solely for the purpose of enforcing an order or judgment issued by one of the Selected Courts; (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to their respective addresses referred to in Section 5.1 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law; and (c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AND AGREES THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THE RIGHT TO TRIAL BY JURY IN ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT AND TO HAVE ALL MATTERS RELATING TO THIS AGREEMENT BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 5.8                                    Amendments; Waivers.

(a)                                 No provision of this Agreement may be amended or waived unless such amendment or waiver is in writing and signed (i) in the case of an amendment, by each of the parties hereto, and (ii) in the case of a waiver, by each of the parties against whom the waiver is to be effective.

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(b)                                 No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 5.9                                    Assignment.  Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, however, that the Principal Stockholders may each assign any of its respective rights hereunder to any of its Affiliates. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

RANGER ENERGY SERVICES, INC.

By:	/s/ Darron M. Anderson
Name:	Darron M. Anderson
Title:	President and Chief Executive Officer

Signature Page to Stockholders’ Agreement

PRINCIPAL STOCKHOLDERS:

RANGER ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President

RANGER ENERGY HOLDINGS II, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Manager

TORRENT ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President

TORRENT ENERGY HOLDINGS II, LLC

By:	CSL Energy Holdings I, LLC, its managing member

By:	CSL Energy Opportunity GP I, LLC, its managing member

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Managing Member

CSL ENERGY OPPORTUNITIES FUND II, L.P.

By:	CSL Energy Opportuniry GP II, LLC, its general partner

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Managing Member

Signature Page to Stockholders’ Agreement

CSL ENERGY HOLDINGS II, LLC

By:	CSL Energy Opportunity GP II, LLC, its managing member

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Managing Member

BAYOU WELL HOLDINGS COMPANY, LLC

By:	/s/ Brett T. Agee
Name:	Brett T. Agee
Title:	President & Chief Executive Officer

Signature Page to Stockholders’ Agreement

Exhibit 3

August 16, 2017

CSL Capital Management, LLC (“CSL”)

1000 Louisiana, Suite 3850

Houston, Texas 77002

Attn: Charles S. Leykum

Re: Supermajority Vote under 3d Amended and Restated Limited Liability Company Agreement dated August 16, 2017 of Ranger Energy Holdings, LLC (the “Company”)

Dear Charlie:

This letter will serve to memorialize our agreements in our telephone conference. We agreed that if CSL and its affiliates determine to proceed with a REH Liquidity Transaction (as defined below), the Class A-2 Managers of the Company shall be deemed to approve such REH Liquidity Transaction provided that CSL (i) gives Bayou written notice of the material terms of the proposed REH Liquidity Transaction at least five business days prior to the execution date of such transaction and (ii) consults in good faith with Bayou concerning the proposed REH Liquidity Transaction. Further, Bayou understands that any proceeds from a REH Liquidity Transaction will be allocated through the waterfall provisions of the above referenced LLC Agreement.

As used herein, “REH Liquidity Transaction” refers to the Company (a) exercising its right to cause RNGR to redeem the Company’s units in RNGR (along with a corresponding number of the Company’s shares of Class B common stock) for, at RNGR’s election, Class A common stock or cash, (b) the Company selling its Class A common stock to a third party for cash, or (c) the Company making non-cash distributions of Class A common stock to its members. Capitalized terms used but not defined herein have the meaning given to such term in Appendix A.

If the following correctly reflects our understandings, kindly indicate by your signature, below.

Sincerely,

BAYOU WELL HOLDINGS COMPANY, LLC

		By:	/s/ Richard E. Agee
Richard E. Agee, Chairman of the Board

AGREED AND ACCEPTED:

CSL CAPITAL MANAGEMENT, LLC

By:	/s/ Charles S. Leykum
Charles S. Leykum, President & CEO

800 Gessner • Suite 1000 • Houston, Texas 77021 • Tel 713-035-8900 • Fax 713-935-8901

Appendix A

“Bayou” Bayou Well Holdings Company, LLC, a Texas limited liability company.

“Class A common stock” Class A common stock, par value $0.01 per share, of PubCo.

“Class B common stock” Class B common stock, par value $0.01 per share, of PubCo.

“RNGR” means RNGR Energy Services, LLC, a Delaware limited liability company.

“PubCo” means Ranger Energy Services, Inc., a Delaware corporation.

Exhibit 4

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

RNGR ENERGY SERVICES, LLC

DATED AS OF August 16, 2017

THE LIMITED LIABILITY COMPANY INTERESTS IN RNGR ENERGY SERVICES, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS, AND HAVE BEEN OR ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS.  SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE MANAGING MEMBER AND THE APPLICABLE MEMBER.  THE LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE MANAGING MEMBER AND THE APPLICABLE MEMBER.  THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH LIMITED LIABILITY COMPANY INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

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AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

RNGR ENERGY SERVICES, LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended, supplemented or restated from time to time, this “Agreement”) is entered into as of August 16, 2017, by and among RNGR Energy Services, LLC, a Delaware limited liability company (the “Company”), Ranger Energy Services, Inc. (“PubCo”), and each other Person who is or at any time becomes a Member in accordance with the terms of this Agreement and the Act.  Capitalized terms used herein and not otherwise defined have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, the Company was formed pursuant to a Certificate of Formation filed in the office of the Secretary of State of the State of Delaware on March 3, 2017 and was originally governed by the Limited Liability Company Agreement of the Company dated as of March 3, 2017 (the “Existing LLC Agreement”);

WHEREAS, pursuant to the terms of the Master Reorganization Agreement (the “Reorganization Agreement”), dated as of August 10, 2017, by and among the Company and the Members of the Company, among others, agreed to undertake certain reorganization transactions and actions related thereto;

WHEREAS, it is contemplated that PubCo will, subject to the approval of the Board, issue 5,862,069 shares of Class A Common Stock to the public for cash in the initial underwritten public offering of shares of its stock (the “IPO”);

WHEREAS, if the IPO is consummated, PubCo will contribute all of the net proceeds received by it from the IPO and 6,866,154 shares of its Class B Common Stock to the Company in exchange for a number of Units equal to the number of shares of Class A Common Stock issued by PubCo in the IPO;

WHEREAS, following the contribution described in the preceding paragraph, the Company will distribute to Ranger Energy Holdings, LLC, a Delaware limited liability company (“Ranger Holdings”) and Torrent Energy Holdings, LLC, a Delaware limited liability company (“Torrent Holdings”), pro rata, in accordance with the number of Units owned by each such Member, the Primary B Shares (as defined herein);

WHEREAS, pursuant to the terms of the Master Reorganization Agreement and in connection with the IPO, the Company will issue Units (and PubCo will issue corresponding shares of Class B Common Stock) to CSL Energy Opportunities Fund II, L.P., a Delaware limited partnership (“CSL Onshore II”), and Bayou Well Holdings Company, LLC, a Texas limited liability company (“Bayou”), as consideration for the termination of such Members’ loan arrangements with Ranger Energy Services, LLC, a Delaware limited liability company that, following the transactions contemplated by the Reorganization Agreement, will be a wholly owned subsidiary of the Company (“Ranger Services”);

WHEREAS, each Unit (other than any Unit held by PubCo and its wholly owned Subsidiaries) may be redeemed, at the election of the holder of such Unit (together with the surrender and delivery by such holder of one share of Class B Common Stock), for one share of Class A Common Stock in accordance with the terms and conditions of this Agreement;

WHEREAS, the Members of the Company desire that PubCo become the sole managing Member of the Company (in its capacity as managing Member as well as in any other capacity, the “Managing Member”);

WHEREAS, the Members of the Company desire to amend and restate the Existing LLC Agreement and adopt this Agreement; and

WHEREAS, this Agreement shall supersede the Existing LLC Agreement in its entirety as of the date hereof.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                    Definitions.  As used in this Agreement and the Schedules and Exhibits attached to this Agreement, the following definitions shall apply:

“Act” means the Delaware Limited Liability Company Act, 6 Del.  C. § 18-101, et seq., as amended from time to time (or any corresponding provisions of succeeding law).

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity.

“Adjusted Basis” has the meaning given such term in Section 1011 of the Code.

“Adjusted Capital Account Deficit” means the deficit balance, if any, in such Member’s Capital Account at the end of any Fiscal Year or other taxable period, with the following adjustments:

(a)                                 credit to such Capital Account any amount that such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) after taking into account thereunder any changes during such year in Company Minimum Gain and Member Minimum Gain; and

(b)                                 debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person.  For these purposes, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that, for purposes of this Agreement, (i) no Member shall be deemed an Affiliate of the Company or any of its Subsidiaries and (ii) none of the Company or any of its Subsidiaries shall be deemed an Affiliate of any Member.

“Agreement” is defined in the preamble to this Agreement.

“Assumed Tax Liability” means, with respect to any Member as of any Fiscal Year or other taxable period, the product of (a) the U.S. federal taxable income (other than taxable income incurred in connection with the receipt of a guaranteed payment for services by such Member) allocated by the Company to such Member in such Fiscal Year or other taxable period less the U.S. federal taxable loss allocated by the Company to such Member in such Fiscal Year or other taxable period and any loss carryforwards available from losses allocated to the Members by the Company in prior Fiscal Years or other taxable periods to the extent not taken into account in prior periods (taking into account for purposes of clause (a) adjustments and allocations under Sections 704(c), 734 and 743 of the Code); multiplied by (b) the highest applicable U.S. federal, state and local income tax rate (including any tax rate imposed on “net investment income” by Section 1411 of the Code) applicable to an individual or, if higher, a corporation, resident in New York, New York, with respect to the character of U.S. federal taxable income or loss allocated by the Company to such Member (e.g., capital gains or losses, dividends, ordinary income, etc.); provided that, in the case of PubCo, such Assumed Tax Liability for a Fiscal Year or other taxable period shall in no event be less than an amount that will enable PubCo to meet its U.S. federal, state and local and non-U.S. tax obligations and its obligations under the Tax Receivable Agreements for such Fiscal Year or other taxable period.  The Managing Member shall reasonably determine the Assumed Tax Liability for each Member based on such assumptions as the Managing Member deems necessary.

“beneficially own” and “beneficial owner” shall be as defined in Rule 13d-3 of the rules promulgated under the Exchange Act.

“Bipartisan Budget Act of 2015” means Title XI of the Bipartisan Budget Act of 2015, as may be amended from time to time (or any corresponding provisions of succeeding law), and any related provisions of law, including court decisions, regulations and administrative guidance.

“Board” means the board of directors of PubCo.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Business Opportunities Exempt Party” is defined in Section 8.4.

“Call Election Notice” is defined in Section 4.6(f)(ii).

“Call Right” has the meaning set forth in Section 4.6(f)(i).

“Capital Account” means, with respect to any Member, the Capital Account maintained for such Member in accordance with Section 4.4.

“Capital Contribution” means, with respect to any Member, the amount of cash and the initial Gross Asset Value of any property (other than cash) contributed to the Company by such Member.  Any reference to the Capital Contribution of a Member will include any Capital Contributions made by a predecessor holder of such Member’s Units to the extent that such Capital Contribution was made in respect of Units Transferred to such Member.

“Cash Election” is defined in Section 4.6(a)(iii) and shall also include PubCo’s election to purchase Units for cash pursuant to an exercise of its Call Right set forth in Section 4.6(g).

“Cash Election Amount” means with respect to a particular Redemption for which a Cash Election has been made, (i) if the Class A Common Stock trades on a securities exchange or automated or electronic quotation system, an amount of cash equal to the product of (A) the number of shares of Class A Common Stock that would have been received in such Redemption if a Cash Election had not been made and (B) the average of the volume-weighted closing price for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by Bloomberg, L.P. or its successor, for each of the ten (10) consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the Redemption Notice Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock; and (ii) if the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, an amount of cash equal to the product of (A) the number of shares of Class A Common Stock that would have been received in such Redemption if a Cash Election had not been made and (B) the fair market value of one share of Class A Common Stock, as determined by the Managing Member in good faith, that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, with neither party having any compulsion to buy or sell, and without regard to the particular circumstances of the buyer or seller.

“Change of Control Redemption Date” is defined in Section 4.6(g).

“Chief Executive Officer” is defined in Section 7.2(b).

“Class A Common Stock” means, as applicable, (a) the Class A Common Stock, par value $0.01 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person or cash or other property that become payable in consideration for the Class A Common Stock or into which the Class A Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Class B Common Stock” means, as applicable, (a) the Class B Common Stock, par value $0.01 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person or cash or other property that become payable in consideration for the Class B Common Stock or into which the Class B Common Stock is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Closing Date Capital Account Balance” means, with respect to any Member, the positive Capital Account balance of such Member as of the date hereof after giving effect to the IPO and related transactions, the amount or deemed value of which is set forth on Exhibit B.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

“Commission” means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Company” is defined in the preamble to this Agreement.

“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).  It is further understood that Company Minimum Gain shall be determined in a manner consistent with the rules of Treasury Regulations Section 1.704-2(b)(2), including the requirement that if the adjusted Gross Asset Value of property subject to one or more Nonrecourse Liabilities differs from its adjusted tax basis, Company Minimum Gain shall be determined with reference to such Gross Asset Value.

“Company Representative” has the meaning assigned to the term “partnership representative” in Section 6223 of the Code and any Treasury Regulations or other administrative or judicial pronouncements promulgated thereunder.

“Contract” means any written agreement, contract, lease, sublease, license, sublicense, obligation, promise or undertaking.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Covered Person” is defined in Section 7.4.

“Debt Securities” means, with respect to PubCo, any and all debt instruments or debt securities that are not convertible or exchangeable into Equity Securities of PubCo.

“Depreciation” means, for each Fiscal Year or other taxable period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year or other taxable period, except that (a) with respect to any such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Fiscal Year or other taxable period shall be the amount of book basis recovered for such Fiscal Year or other taxable period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or other taxable period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other taxable period bears to such beginning Adjusted Basis; provided, however, that if the Adjusted Basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year or other taxable period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

“DGCL” means the General Corporation Law of the State of Delaware, as amended from time to time (or any corresponding provisions of succeeding law).

“Discount” has the meaning set forth in Section 4.6(b)(ii).

“Effective Time” means 12:01 a.m. Central Daylight Time on the date of the initial closing of the IPO.

“Equity Securities” means (a) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options or other equivalents of, or other ownership interests in, any such Person as well as debt or equity instruments convertible, exchangeable or exercisable into any such units, interests, rights or other ownership interests and (b) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing, including any debt instrument convertible or exchangeable into any of the foregoing.

“ERISA” means the Employee Retirement Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“Existing LLC Agreement” is defined in the recitals to this Agreement.

“Fair Market Value” means the fair market value of any property as determined in good faith by the Managing Member after taking into account such factors as the Managing Member shall deem appropriate.

“Federal Bankruptcy Code” means Title 11 of the United States Code, as amended from time to time, and all rules and regulations promulgated thereunder.

“Fiscal Year” means the fiscal year of the Company, which shall end on December 31 of each calendar year unless, for U.S. federal income tax purposes, another fiscal year is required.  The Company shall have the same fiscal year for U.S. federal income tax purposes and for accounting purposes.

“GAAP” means U.S. generally accepted accounting principles at the time.

“Good Faith” means a Person having acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to a criminal proceeding, having had no reasonable cause to believe such Person’s conduct was unlawful.

“Governmental Entity” means any federal, national, supranational, state, provincial, local, foreign or other government, governmental, stock exchange, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Gross Asset Value” means, with respect to any asset, the asset’s Adjusted Basis for U.S. federal income tax purposes, except as follows:

(a)                                 the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;

(b)                                 the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following times: (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of more than a de minimis amount of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)(1) (other than pursuant to Code Section 708(b)(1)(B)), (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (v) any other event to the extent determined by the Managing Member to be permitted and necessary or appropriate to properly reflect Gross Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company.  If any noncompensatory options are outstanding upon the occurrence of an event described in this paragraph (b)(i) through (b)(v), the Company shall adjust the Gross Asset Values of its properties in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);

(c)                                  the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;

(d)                                 the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the Adjusted Basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) in the definition of “Profits” or “Losses” below or Section 5.2(h); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this subsection to the extent the Managing Member determines that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and

(e)                                  if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to subsections (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses and other items allocated pursuant to Article V.

“Indebtedness” means (a) all indebtedness for borrowed money (including capitalized lease obligations, sale-leaseback transactions or other similar transactions, however evidenced), (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, (c) notes payable and (d) lines of credit and any other agreements relating to the borrowing of money or extension of credit.

“Interest” means the entire interest of a Member in the Company, including the Units and all of such Member’s rights, powers and privileges under this Agreement and the Act.

“IPO” is defined in the recitals to this Agreement.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Legal Action” is defined in Section 12.7.

“Liability” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

“Liquidating Event” is defined in Section 11.1.

“Managing Member” is defined in the recitals to this Agreement.

“Member” means any Person that executes this Agreement as a Member, and any other Person admitted to the Company as an additional or substituted Member, that has not made a disposition of such Person’s entire Interest.

“Member Minimum Gain” has the meaning ascribed to “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i).  It is further understood that the determination of Member Minimum Gain and the net increase or decrease in Member Minimum Gain shall be made in the same manner as required for such determination of Company Minimum Gain under Treasury Regulations Sections 1.704-2(d) and 1.704-2(g)(3).

“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Minority Member Redemption Date” is defined in Section 4.6(h).

“Minority Member Redemption Notice” is defined in Section 4.6(h).

“National Securities Exchange” means an exchange registered with the Commission under the Exchange Act.

“Nonrecourse Deductions” has the meaning assigned that term in Treasury Regulations Section 1.704-2(b).

“Nonrecourse Liability” is defined in Treasury Regulations Section 1.704-2(b)(3).

“Officer” means each Person appointed as an officer of the Company pursuant to and in accordance with the provisions of Section 7.2.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Plan Asset Regulations” means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations as the same may be amended from time to time.

“Prime Rate” means, on any date of determination, a rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Proceeding” is defined in Section 7.4.

“Profits” or “Losses” means, for each Fiscal Year or other taxable period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)                                 any income or gain of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)                                 any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c)                                  in the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 5.2, be taken into account for purposes of computing Profits or Losses;

(d)                                 gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)                                  in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation;

(f)                                   to the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(g)                                  any items of income, gain, loss or deduction which are specifically allocated pursuant to the provisions of Section 5.2 shall not be taken into account in computing Profits or Losses for any taxable year, but such items available to be specially allocated pursuant to Section 5.2 will be determined by applying rules analogous to those set forth in subparagraphs (a) through (f) above.

“Property” means all real and personal property owned by the Company from time to time, including both tangible and intangible property.

“PubCo” is defined in the recitals to this Agreement.

“PubCo Change of Control” means the occurrence of any of the following events or series of events after the Effective Time:

(a)                                 any Person (excluding any Qualifying Owner or any group of Qualifying Owners acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, and excluding a corporation or other entity owned, directly or indirectly, by the stockholders of PubCo in substantially the same proportions as their ownership of stock of the PubCo) is or becomes the beneficial owner, directly or indirectly, of securities of PubCo representing more than 50% of the combined voting power of PubCo’s then outstanding voting securities; or

(b)                                 there is consummated a merger or consolidation of PubCo with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, the voting securities of PubCo immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(c)                                  the stockholders of PubCo approve a plan of complete liquidation or dissolution of PubCo or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by PubCo of all or substantially all of PubCo’s assets, other than such sale or other disposition by PubCo of all or substantially all of PubCo’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of PubCo in substantially the same proportions as their ownership of PubCo immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (b)(i) above, a “PubCo Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of PubCo immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns, either directly or through a Subsidiary, all or substantially all of the assets of PubCo immediately following such transaction or series of transactions.

“PubCo Common Stock” means all classes and series of common stock of PubCo, including the Class A Common Stock and the Class B Common Stock.

“Qualifying Owners” means (i) Charles S. Leykum, (ii) any spouse, lineal descendant, legal guardian or other legal representative or estate of the person named in clause (i) above; (iii) any trust of which at least one of the trustees is a person described in clause (i) or (ii) above, (iv) CSL Capital Management, LLC, (v) Ranger Holdings, (vi), Torrent Holdings, (vii) Ranger Energy Holdings II, LLC, (viii) Torrent Energy Holdings II, LLC, (ix) CSL Energy Holdings II, LLC, (x) CSL Onshore II, (xi) any affiliated funds or investment vehicles managed by any of the persons described in clause (iv), (v), (vi), (vii), (viii), (ix) or (x) above, and (xii) any general partner, managing member, principal or managing director of any of the persons described in clause (iv), (v), (vi), (vii), (viii), (ix), or (x) above.

“Reclassification Event” means any of the following: (a) any reclassification or recapitalization of PubCo Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination or any transaction subject to Section 4.1(g)), (b) any merger, consolidation or other combination involving PubCo, or (c) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of PubCo to any other Person, in each of clauses (a), (b) or (c), as a result of which holders of PubCo Common Stock shall be entitled to receive cash, securities or other property for their shares of PubCo Common Stock.

“Redeeming Member” is defined in Section 4.6(a)(i).

“Redemption” has the meaning set forth in Section 4.6(a)(i).

“Redemption Date” means (a) the later of (i) the date that is five Business Days after the Redemption Notice Date and (ii) if the Company or PubCo has made a valid Cash Election with respect to the relevant Redemption, the first Business Day on which the Company or PubCo has available funds to pay the Cash Election Amount, which in no event shall be more than ten Business Days after the Redemption Notice Date, or (b) such later date (i) specified in the Redemption Notice or (ii) on which a contingency described in Section 4.6(a)(ii)(C) that is specified in the Redemption Notice is satisfied.

“Redemption Notice” is defined in Section 4.6(a)(ii).

“Redemption Notice Date” is defined in Section 4.6(a)(ii).

“Registration Rights Agreement” means the Registration Rights Agreement, by and among PubCo and the Members, among others, to be entered into concurrently with the closing of the IPO.

“Registration Statement” means any registration statement that PubCo is required to file pursuant to the Registration Rights Agreement.

“Regulatory Allocations” is defined in Section 5.2(i).

“Retraction Notice” is defined in Section 4.6(b)(i).

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“Subsidiary” means, with respect to any specified Person, any other Person with respect to which such specified Person (a) has, directly or indirectly, the power, through the ownership of securities or otherwise, to elect a majority of directors or similar managing body or (b) beneficially owns, directly or indirectly, a majority of such Person’s Equity Securities.

“Tax Distribution Date” means any date that is two Business Days prior to the date on which estimated federal income tax payments are required to be made by calendar year corporate taxpayers and the due date for federal income tax returns of corporate calendar year taxpayers (without regard to extensions).

“Tax Distributions” means distributions required to be made pursuant to Section 6.2.

“Tax Matters Member” means the “tax matters partner” as defined in Code Section 6231(a)(7) and as appointed in Section 10.4.

“Tax Receivable Agreement” means the Tax Receivable Agreement dated as of August 16, 2017 by and among PubCo and the other parties thereto and any similar agreement entered into by PubCo after the date hereof.

“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition and, when used as a verb, voluntarily or involuntarily, directly or indirectly (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor or any Person that controls the Transferor, by operation of law or otherwise), to transfer, sell, pledge or hypothecate or otherwise dispose of.  The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Transfer Agent” is defined in Section 4.6(a)(ii).

“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as “Treasury Regulations” by the United States Department of the Treasury.

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of Delaware.

“Units” means the Units issued hereunder and shall also include any equity security of the Company issued in respect of or in exchange for Units, whether by way of dividend or other distribution, split, recapitalization, merger, rollup transaction, consolidation, conversion or reorganization.

“Winding-Up Member” is defined in Section 11.3(a).

Section 1.2                                    Interpretive Provisions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)                                 the terms defined in Section 1.1 are applicable to the singular as well as the plural forms of such terms;

(b)                                 all accounting terms not otherwise defined herein have the meanings assigned under GAAP;

(c)                                  all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars;

(d)                                 when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(e)                                  whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”;

(f)                                   “or” is not exclusive;

(g)                                  pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms; and

(h)                                 the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

ARTICLE II

ORGANIZATION OF THE LIMITED LIABILITY COMPANY

Section 2.1                                    Formation.  The Company has been formed as a limited liability company subject to the provisions of the Act upon the terms, provisions and conditions set forth in this Agreement.

Section 2.2                                    Filing.  The Company’s Certificate of Formation has been filed with the Secretary of State of the State of Delaware in accordance with the Act.  The Members shall execute such further documents (including amendments to such Certificate of Formation) and take such further action as is appropriate to comply with the requirements of Law for the formation or operation of a limited liability company in Delaware and in all states and counties where the Company may conduct its business.

Section 2.3                                    Name.  The name of the Company is “RNGR ENERGY SERVICES, LLC” and all business of the Company shall be conducted in such name or, in the discretion of the Managing Member, under any other name.

Section 2.4                                    Registered Office; Registered Agent.  The location of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, Delaware

19801, or at such other place as the Managing Member from time to time may select.  The name and address for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, or such other qualified Person as the Managing Member may designate from time to time and its business address.

Section 2.5                                    Principal Place of Business.  The principal place of business of the Company shall be located in such place as is determined by the Managing Member from time to time.

Section 2.6                                    Purpose; Powers.  The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act.  The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.

Section 2.7                                    Term.  The term of the Company commenced on the date of filing of the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act and shall continue indefinitely.  The Company may be dissolved and its affairs wound up only in accordance with Article XI.

Section 2.8                                    Intent.  It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a “partnership” for U.S. federal and applicable state income tax purposes.  It is also the intent of the Members that the Company not be operated or treated as a “partnership” for purposes of Section 303 of the Federal Bankruptcy Code.  Neither the Company nor any Member shall take any action inconsistent with the express intent of the parties hereto as set forth in this Section 2.8.

ARTICLE III

CLOSING TRANSACTIONS

Section 3.1                                    Reorganization Transactions.

(a)                                 Pursuant to the Reorganization Agreement, the Members, among others, agreed that, effective immediately prior to the Effective Time, (i) the Existing LLC Agreement shall be amended and restated and this Agreement shall be adopted and (ii) the other actions contemplated by Article II of the Reorganization Agreement, including certain issuances of Units to Ranger Holdings and Torrent Holdings, shall be undertaken. Immediately following such amendment and restatement and other actions contemplated by Article II of the Reorganization Agreement, the Members of the Company and the Units held by each such Member were as set forth on Exhibit A hereto.

(b)                                 Immediately following the initial closing of the IPO, PubCo shall contribute all of the net proceeds received by it from the IPO and 6,866,154 shares of its Class B Common Stock to the Company in exchange for the issuance of 5,862,069 Units to PubCo. The number of shares of Class B Common Stock so contributed shall consist of 6,866,154 shares of Class B Common Stock (the “Primary B Shares”).

(c)                                  Immediately following the contribution described in Section 3.1(b) of this Agreement, the Company shall distribute to each of the Members (other than PubCo), pro rata, in accordance with the number of Units owned by each Member, the Primary B Shares.

(d)                                 Concurrently with the distribution described in Section 3.1(c) of this Agreement, the Company shall issue Units (and PubCo shall issue corresponding shares of Class B Common Stock) to CSL Onshore II and Bayou as consideration for the termination of such Members’ loan arrangements with Ranger Services, with the number of such Units (and corresponding shares of Class B Common Stock) to be determined based upon the initial public offering price of the Class A Common Stock in the IPO.

(e)                                  The total number of Units issued and outstanding and held by the Members of the Company immediately following the consummation of the transactions contemplated by Section 3.1(b), Section 3.1(c) and Section 3.1(d) of this Agreement is set forth on Exhibit B hereto (as amended from time to time in accordance with the terms of this Agreement).

(f)                                   Immediately following any closing of the issuance and sale of shares of Class A Common Stock pursuant to the underwriters’ option to purchase additional shares of Class A Common Stock in the IPO (the “Option”), PubCo shall contribute all of the net proceeds received by it pursuant to such Option to the Company in exchange for a number of Units equal to the number of shares of Class A Common Stock issued and sold by PubCo pursuant to such Option exercise.

ARTICLE IV

OWNERSHIP AND CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 4.1                                    Authorized Units; General Provisions With Respect to Units.

(a)                                 Subject to the provisions of this Agreement, the Company shall be authorized to issue from time to time such number of Units and such other Equity Securities as the Managing Member shall determine in accordance with Section 4.3.  Each authorized Unit may be issued pursuant to such agreements as the Managing Member shall approve, including pursuant to options and warrants.  The Company may reissue any Units that have been repurchased or acquired by the Company.

(b)                                 Each outstanding Unit shall be identical (except as provided in Section 4.3).

(c)                                  Initially, none of the Units will be represented by certificates.  If the Managing Member determines that it is in the interest of the Company to issue certificates representing the Units, certificates will be issued and the Units will be represented by those certificates, and this Agreement shall be amended as the Managing Member shall determine necessary or desirable to reflect the issuance of certificated Units for purposes of the Uniform Commercial Code.  Nothing contained in this Section 4.1(c) shall be deemed to authorize or permit any Member to Transfer its Units except as otherwise permitted under this Agreement.

(d)                                 The total number of Units issued and outstanding and held by the Members is set forth on Exhibit B (as amended from time to time in accordance with the terms of this Agreement) as of the date set forth therein.

(e)                                  If, at any time after the Effective Time, PubCo issues a share of its Class A Common Stock or any other Equity Security of PubCo (other than shares of Class B Common Stock), (i) the Company shall concurrently issue to PubCo one Unit (if PubCo issues a share of Class A Common Stock), or such other Equity Security of the Company (if PubCo issues Equity Securities other than Class A Common Stock) corresponding to the Equity Securities issued by PubCo, and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo to be issued and (ii) PubCo shall concurrently contribute to the Company the net proceeds or other property received by PubCo for such share of Class A Common Stock or other Equity Security; provided, however, that if PubCo issues any shares of Class A Common Stock in order to acquire or fund the acquisition from a Member (other than PubCo) of a number of Units (and shares of Class B Common Stock) equal to the number of shares of Class A Common Stock so issued, then the Company shall not issue any new Units in connection therewith and, where such shares of Class A Common Stock have been issued for cash to fund an acquisition, PubCo shall not be required to transfer such net proceeds to the Company, and such net proceeds shall instead be transferred to such Member as consideration for such acquisition.  Notwithstanding the foregoing, this Section 4.1(e) shall not apply to the issuance and distribution to holders of shares of PubCo Common Stock of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholders rights plan (and upon any redemption of Units for Class A Common Stock, such Class A Common Stock will be issued together with a corresponding right under such plan), or to the issuance under PubCo’s employee benefit plans of any warrants, options, other rights to acquire Equity Securities of PubCo or rights or property that may be converted into or settled in Equity Securities of PubCo, but shall in each of the foregoing cases apply to the issuance of Equity Securities of PubCo in connection with the exercise or settlement of such rights, warrants, options or other rights or property.  Except pursuant to Section 4.6, (x) the Company may not issue any additional Units to PubCo or any of its Subsidiaries unless substantially simultaneously therewith PubCo or such Subsidiary issues or sells an equal number of newly-issued shares of PubCo’s Class A Common Stock to another Person, and (y) the Company may not issue any other Equity Securities of the Company to PubCo or any of its Subsidiaries unless substantially simultaneously PubCo or such Subsidiary issues or sells, to another Person, an equal number of newly-issued shares of a new class or series of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company.  If at any time PubCo or any of its Subsidiaries (other than the Company and its Subsidiaries) issues Debt Securities, PubCo or such Subsidiary shall transfer to the Company (in a manner to be determined by the Managing Member in its reasonable discretion) the proceeds received by PubCo or such Subsidiary in exchange for such Debt Securities in a manner that directly or indirectly burdens the Company with the repayment of the Debt Securities.  In the event any Equity Security outstanding at PubCo is exercised or otherwise converted and, as a result, any shares of Class A Common Stock or other Equity Securities of PubCo are issued, (1) the corresponding Equity Security outstanding at the Company shall be similarly exercised or otherwise converted, as applicable, and an equivalent number of Units or other Equity Securities of the Company shall be issued to PubCo as contemplated by the first sentence of this Section 4.1(e), and (2) PubCo shall concurrently contribute to the Company the net proceeds received by PubCo from any such exercise.

(f)                                   PubCo or any of its Subsidiaries may not redeem, repurchase or otherwise acquire (i) any shares of Class A Common Stock (including upon forfeiture of any unvested shares of Class A Common Stock) unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of Units for the same price per security or (ii) any other Equity Securities of PubCo, unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from PubCo or such Subsidiary an equal number of Equity Securities of the Company of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of PubCo for the same price per security.  The Company may not redeem, repurchase or otherwise acquire (x) except pursuant to Section 4.6, any Units from PubCo or any of its Subsidiaries unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires an equal number of shares of Class A Common Stock for the same price per security from holders thereof, or (y) any other Equity Securities of the Company from PubCo or any of its Subsidiaries unless substantially simultaneously PubCo or such Subsidiary redeems, repurchases or otherwise acquires for the same price per security an equal number of Equity Securities of PubCo of a corresponding class or series with substantially the same rights to dividends and distributions (including distribution upon liquidation) and other economic rights as those of such Equity Securities of PubCo. Notwithstanding the foregoing, to the extent that any consideration payable by PubCo in connection with the redemption or repurchase of any shares of Class A Common Stock or other Equity Securities of PubCo or any of its Subsidiaries consists (in whole or in part) of shares of Class A Common Stock or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), then the redemption or repurchase of the corresponding Units or other Equity Securities of the Company shall be effectuated in an equivalent manner.

(g)                                  The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Units unless accompanied by an identical subdivision or combination, as applicable, of the outstanding PubCo Common Stock, with corresponding changes made with respect to any other exchangeable or convertible securities.  PubCo shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding PubCo Common Stock unless accompanied by an identical subdivision or combination, as applicable, of the outstanding Units, with corresponding changes made with respect to any other exchangeable or convertible securities.

(h)                                 Notwithstanding any other provision of this Agreement (including Section 4.1(e)), if PubCo receives Tax Distributions in an amount in excess of the amount that will enable PubCo to meet its U.S. federal, state and local and non-U.S. tax obligations and its obligations under the Tax Receivable Agreement or holds any other excess cash amount, PubCo may, in its sole discretion, contribute such excess cash amount to the Company in exchange for a number of Units or other Equity Securities of the Company determined in its sole discretion, and distribute to the holders of Class A Common Stock shares of Class A Common Stock (if the Company issues Units to PubCo) or such other Equity Security of PubCo (if the Company issues Equity Securities of the Company other than Units) corresponding to the Equity Securities issued by the Company and with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Company issued.

Section 4.2                                    Voting Rights.  No Member has any voting right except with respect to those matters specifically reserved for a Member vote under the Act and for matters expressly requiring the approval of Members under this Agreement.  Except as otherwise required by the Act, each Unit will entitle the holder thereof to one vote on all matters to be voted on by the Members.  Except as otherwise expressly provided in this Agreement, the holders of Units having voting rights will vote together as a single class on all matters to be approved by the Members.

Section 4.3                                    Capital Contributions; Unit Ownership.

(a)                                 Capital Contributions.  Except as otherwise set forth in Section 4.1(e), no Member shall be required to make additional Capital Contributions.

(b)                                 Issuance of Additional Units or Interests.  Except as otherwise expressly provided in this Agreement, the Managing Member shall have the right to authorize and cause the Company to issue on such terms (including price) as may be determined by the Managing Member (i) subject to the limitations of Section 4.1, additional Units or other Equity Securities in the Company (including creating preferred interests or other classes or series of interests having such rights, preferences and privileges as determined by the Managing Member, which rights, preferences and privileges may be senior to the Units), and (ii) obligations, evidences of Indebtedness or other securities or interests convertible or exchangeable for Units or other Equity Securities in the Company; provided that, at any time following the date hereof, in each case the Company shall not issue Equity Securities in the Company to any Person unless such Person shall have executed a counterpart to this Agreement and all other documents, agreements or instruments deemed necessary or desirable in the discretion of the Managing Member.  Upon such issuance and execution, such Person shall be admitted as a Member of the Company.  In that event, the Managing Member shall amend Exhibit B to reflect such additional issuances.  Subject to Section 12.1, the Managing Member is hereby authorized to amend this Agreement to set forth the designations, preferences, rights, powers and duties of such additional Units or other Equity Securities in the Company, or such other amendments that the Managing Member determines to be otherwise necessary or appropriate in connection with the creation, authorization or issuance of, any class or series of Units or other Equity Securities in the Company pursuant to this Section 4.3(b); provided that, notwithstanding the foregoing, the Managing Member shall have the right to amend this Agreement as set forth in this sentence without the approval of any other Person (including any Member) and notwithstanding any other provision of this Agreement (including Section 12.1) if such amendment is necessary, and then only to the extent necessary, in order to consummate any offering of shares of PubCo Common Stock or other Equity Securities of PubCo provided that the designations, preferences, rights, powers and duties of any such additional Units or other Equity Securities of the Company as set forth in such amendment are substantially similar to those applicable to such shares of PubCo Common Stock or other Equity Securities of PubCo.

Section 4.4                                    Capital Accounts.  A Capital Account shall be maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this Agreement.  Each Member’s Capital Account balance as of the date hereof shall be equal to the amount of its respective Closing Date Capital Account Balance set forth opposite such Member’s name on Exhibit B.  Thereafter, each Member’s Capital Account shall be (a) increased by (i) allocations to such Member of Profits pursuant to Section 5.1 and any other items of income or gain allocated to such Member pursuant to Section 5.2, (ii) the amount of additional cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (iii) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (b) decreased by (i) allocations to such Member of Losses pursuant to Section 5.1 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 5.2, (ii) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Member and any Liabilities to which the asset is subject) distributed to such Member, and (iii) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv).  In the event of a Transfer of Units made in accordance with this Agreement (including a deemed Transfer for U.S. federal income tax purposes as described in Section 4.6(a)(iv)), the Capital

Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l).

Section 4.5                                    Other Matters.

(a)                                 No Member shall demand or receive a return on or of its Capital Contributions or withdraw from the Company without the consent of the Managing Member.  Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.

(b)                                 No Member shall receive any interest, salary, compensation, draw or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in Section 7.9 or as otherwise contemplated by this Agreement.

(c)                                  The Liability of each Member shall be limited as set forth in the Act and other applicable Law and, except as expressly set forth in this Agreement or required by Law, no Member (or any of its Affiliates) shall be personally liable, whether to the Company, any of the other Members, the creditors of the Company, or any other third party, for any debt or Liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

(d)                                 Except as otherwise required by the Act, a Member shall not be required to restore a deficit balance in such Member’s Capital Account, to lend any funds to the Company or, except as otherwise set forth herein, to make any additional contributions or payments to the Company.

(e)                                  The Company shall not be obligated to repay any Capital Contributions of any Member.

Section 4.6                                    Redemption of Units.

(a)                                                                                 (i) Upon the terms and subject to the conditions set forth in this Section 4.6, each of the Members (other than PubCo and its wholly owned Subsidiaries) (the “Redeeming Member”) shall be entitled to cause the Company to redeem all or a portion of such Member’s Units (together with the surrender and delivery of the same number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock (a “Redemption”) or, at the Company’s election made in accordance with Section 4.6(a)(iv), cash equal to the Cash Election Amount calculated with respect to such Redemption.  Absent the prior written consent of the Managing Member, with respect to each Redemption, a Redeeming Member shall be (A) required to redeem at least a number of Units equal to the lesser of 17,500 Units and all of the Units then held by such Redeeming Member and (B) permitted to effect a Redemption of Units no more frequently than once per calendar quarter.

The Managing Member may, in its discretion, adopt a policy to further limit quarterly exchanges to a particular period during each quarter.  Notwithstanding the foregoing, subject to Section 4.6(k), a Redeeming Member may exercise its redemption right with respect to all of such Member’s Units or at least 350,000 Units at any time. Upon the Redemption of all of a Member’s Units, such Member shall, for the avoidance of doubt, cease to be a Member of the Company.

(ii)                                  In order to exercise the redemption right under Section 4.6(a)(i), the Redeeming Member shall provide written notice (the “Redemption Notice”) to the Company, with a copy to PubCo (the date of delivery of such Redemption Notice, the “Redemption Notice Date”), stating:

(A)                               the number of Units (together with the surrender and delivery of an equal number of shares of Class B Common Stock) the Redeeming Member elects to have the Company redeem;

(B)                               if the shares of Class A Common Stock to be received are to be issued other than in the name of the Redeeming Member, the name(s) of the Person(s) in whose name or on whose order the shares of Class A Common Stock are to be issued;

(C)                               whether the exercise of the redemption right is to be contingent (including as to timing) upon the closing of an underwritten offering of the shares of Class A Common Stock for which the Units will be redeemed or the closing of an announced merger, consolidation or other transaction or event to which PubCo is a party in which the shares of Class A Common Stock would be exchanged or converted or become exchangeable for or convertible into cash or other securities or property; and

(D)                               if the Redeeming Member requires the Redemption to take place on a specific Business Day, such Business Day, provided that, any such specified Business Day shall not be earlier than the date that would otherwise apply pursuant to clause (a) of the definition of Redemption Date.

(iii)                               If the Units to be redeemed (or the shares of Class B Common Stock to be transferred and surrendered) by the Redeeming Member are represented by a certificate or certificates, prior to the Redemption Date, the Redeeming Member shall also present and surrender such certificate or certificates representing such Units (or shares of Class B Common Stock) during normal business hours at the principal executive offices of the Company, or if any agent for the registration or transfer of Class A Common Stock is then duly appointed and acting (the “Transfer Agent”), at the office of the Transfer Agent.  If required by the Managing Member, any certificate for Units and any certificate for shares of Class B Common

Stock (in each case, if certificated) surrendered to the Company hereunder shall be accompanied by instruments of transfer, in forms reasonably satisfactory to the Managing Member and the Transfer Agent, duly executed by the Redeeming Member or the Redeeming Member’s duly authorized representative.

(iv)                              Upon receipt of a Redemption Notice, the Company shall be entitled to elect (a “Cash Election”) to settle the Redemption by delivering to the Redeeming Member, in lieu of the applicable number of shares of Class A Common Stock that would be received in such Redemption, an amount of cash equal to the Cash Election Amount for such Redemption.  In order to make a Cash Election with respect to a Redemption, the Company must provide written notice of such election to the Redeeming Member (with a copy to PubCo) prior to 1:00 p.m., Houston time, on the third Business Day after the Redemption Notice Date.  If the Company fails to provide such written notice prior to such time, it shall not be entitled to make a Cash Election with respect to such Redemption.

(v)                                 For U.S. federal income (and applicable state and local) tax purposes, each of the Redeeming Member, the Company and PubCo, as the case may be, agree to treat each Redemption and, in the event PubCo exercises its Call Right, each transaction between the Redeeming Member and PubCo, as a sale of the Redeeming Member’s Units (together with the same number of shares of Class B Common Stock) to PubCo in exchange for shares of Class A Common Stock or cash, as applicable.

(b)                                 (i) Subject to the satisfaction of any contingency described in Section 4.6(a)(ii)(C) or (D) that is specified in the relevant Redemption Notice, the Redemption shall be completed on the Redemption Date; provided, that if a valid Cash Election has not been made, the Redeeming Member may, at any time prior to the Redemption Date, revoke its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to PubCo); provided, however, that in no event may the Redeeming Member deliver more than one Retraction Notice in any calendar quarter. The timely delivery of a Retraction Notice shall terminate all of the Redeeming Member’s, the Company’s and PubCo’s rights and obligations arising from the retracted Redemption Notice.

(ii)                                  Unless the Redeeming Member has timely delivered a Retraction Notice as provided in Section 4.6(b)(i) or PubCo has elected its Call Right pursuant to Section 4.6(f), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (A) the Redeeming Member shall transfer and surrender the Units to be redeemed (and a corresponding number of shares of Class B Common Stock) to the Company, in each case free and clear of all liens and encumbrances, (B) PubCo shall contribute to the Company the consideration the Redeeming Member is entitled to receive under Section 4.6(a)(i) or Section 4.6(a)(iv) and, as described in Section 4.1(e), the Company shall issue to PubCo a number of Units or other Equity Securities of the Company as consideration for such contribution, (C) the Company shall (x) cancel the redeemed Units, (y) transfer to the Redeeming Member the consideration the Redeeming Member is entitled to receive under Section 4.6(a)(i) or Section 4.6(a)(iv), and (z) if the Units are certificated, issue to the Redeeming Member a certificate for a number of Units equal to the difference (if any) between the number of Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (ii)(A) of this Section 4.6(b) and the number of redeemed Units, and (D) PubCo shall cancel the surrendered shares of Class B Common Stock.  Notwithstanding any other provisions of this Agreement to the contrary, in the event that the Company makes a valid Cash Election, PubCo shall only be obligated to contribute to the Company an amount in cash equal to the net proceeds (after deduction of any underwriters’ discounts or commissions and brokers’ fees or commissions (including, for the avoidance of doubt, any deferred discounts or commissions and brokers’ fees or commissions payable in connection with or as a result of such public offering) (such difference, the “Discount”)) from the sale by PubCo of a number of shares of Class A Common Stock equal to the number of Units and Class B Common Stock to be redeemed with such cash or from the sale of other PubCo Equity Securities used to fund the Cash Election Amount; provided that PubCo’s Capital Account shall be increased by an amount equal to any such Discounts relating to such sale of shares of Class A Common Stock or other PubCo Equity Securities in accordance with Section 7.9;  provided further, that the contribution of such net proceeds shall in no event affect the Redeeming Member’s right to receive the Cash Election Amount.

(c)                                  If (i) there is any reclassification, reorganization, recapitalization or other similar transaction pursuant to which the shares of Class A Common Stock are converted or changed into another security, securities or other property (other than as a result of a subdivision or combination or any transaction subject to Section 4.1(g)), or (ii) PubCo, by dividend or otherwise, distributes to all holders of the shares of Class A Common Stock evidences of its Indebtedness or assets, including securities (including shares of Class A Common Stock and any rights, options or warrants to all holders of the shares of Class A Common Stock to subscribe for or to purchase or to otherwise acquire shares of Class A Common Stock, or other securities or rights convertible into, or exchangeable or exercisable for, shares of Class A Common Stock) but excluding any cash dividend or distribution as well as any such distribution of Indebtedness or assets received by PubCo from the Company in respect of the Units, then upon any subsequent Redemption, in addition to the shares of Class A Common Stock or the Cash Election Amount, as applicable, each Member shall be entitled to receive the amount of such security, securities or other property that such Member would have received if such Redemption had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization, other similar transaction, dividend or other distribution, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction.  For the avoidance of doubt, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the shares of Class A Common Stock are converted or changed into another security, securities or other property, or any dividend or distribution (other than an excluded dividend or distribution, as described above), this Section 4.6 shall continue to be applicable, mutatis mutandis, with respect to such security or other property.  This Agreement shall apply to the Units held by the Members and their Transferees as of the date hereof, as well as any Units hereafter acquired by a Member and his or her or its Transferees.

(d)                                 PubCo shall at all times keep available, solely for the purpose of issuance upon a Redemption, out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock that shall be issuable upon the Redemption of all outstanding Units (other than those Units held by PubCo or any Subsidiary of PubCo); provided, that nothing contained herein shall be construed to preclude PubCo from satisfying its obligations with respect to a Redemption by delivery of cash pursuant to a Cash Election or shares of Class A Common Stock that are held in the treasury of PubCo. PubCo covenants that all shares of Class A Common Stock that shall be issued upon a Redemption shall, upon issuance thereof, be validly issued, fully paid and non-assessable.  In addition, for so long as the shares of Class A Common Stock are listed on a National Securities Exchange, PubCo shall use its reasonable best efforts to cause all shares of Class A Common Stock issued upon a Redemption to be listed on such National Securities Exchange at the time of such issuance.

(e)                                  The issuance of shares of Class A Common Stock upon a Redemption shall be made without charge to the Redeeming Member for any stamp or other similar tax in respect of such issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the Redeeming Member, then the Person or Persons in whose name the shares are to be issued shall pay to PubCo the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of PubCo that such tax has been paid or is not payable.

(f)                                   (i) Notwithstanding anything to the contrary in this Section 4.6, but subject to Section 4.6(g), a Redeeming Member shall be deemed to have offered to sell its Units as described in the Redemption Notice to PubCo, and PubCo may, in its sole discretion, by means of delivery of a written notice (a “Call Election Notice”) in accordance with, and subject to the terms of, this Section 4.6(f), elect to purchase directly and acquire such Units (together with the surrender and delivery of the same number of shares of Class B Common Stock) on the Redemption Date by paying to the Redeeming Member (or, on the Redeeming Member’s written order and Section 4.6(e), its designee) that number of shares of Class A Common Stock the Redeeming Member (or its designee) would otherwise receive pursuant to Section 4.6(a)(i) or, at PubCo’s election, an amount of cash equal to the Cash Election Amount of such shares of Class A Common Stock (the “Call Right”), whereupon PubCo shall acquire the Units offered for redemption by the Redeeming Member (together with the surrender and delivery of the same number of shares of Class B Common Stock to PubCo for cancellation).  PubCo shall be treated for all purposes of this Agreement as the owner of such Units; provided that if PubCo funds the Cash Election Amount other than through the issuance of shares of Class A Common Stock, such Units will be reclassified into another Equity Security of the Company if the Managing Member determines such reclassification is necessary.

(ii)                                  PubCo may, at any time prior to the Redemption Date, in its sole discretion deliver a Call Election Notice to the Company and the Redeeming Member setting forth its election to exercise its Call Right.  A Call Election Notice may be revoked by PubCo at any time; provided that any such revocation does not prejudice the ability of the parties to consummate a Redemption on the Redemption Date.  Except as otherwise provided by this Section 4.6(f), an exercise of the Call Right shall be consummated pursuant to the same timeframe and in the same manner as the relevant Redemption would have been consummated if PubCo had not delivered a Call Election Notice.

(g)                                  In connection with a PubCo Change of Control, PubCo shall have the right, in its sole discretion, to require each Member (other than PubCo and its wholly owned Subsidiaries) to effect a Redemption of some or all of such Member’s Units (together with the surrender and delivery of the same number of shares of Class B Common Stock); provided that a Cash Election shall not be permitted pursuant to such a Redemption under this Section 4.6(g).  Any Redemption pursuant to this Section 4.6(g) shall be effective immediately prior to the consummation of the PubCo Change of Control (and, for the avoidance of doubt, shall not be effective if such PubCo Change of Control is not consummated) (the “Change of Control Redemption Date”).  From and after the Change of Control Redemption Date, (i) the Units and shares of Class B Common Stock subject to such Redemption shall be deemed to be transferred to PubCo on the Change of Control Redemption Date and (ii) such Member shall cease to have any rights with respect to the Units and shares of Class B Common Stock subject to such Redemption (other than the right to receive shares of Class A Common Stock pursuant to such Redemption).  PubCo shall provide written notice of an expected PubCo Change of Control to all Members within the earlier of (x) five (5) Business Days following the execution of the agreement with respect to such PubCo Change of Control and (y) ten (10) Business Days before the proposed date upon which the contemplated PubCo Change of Control is to be effected, indicating in such notice such information as may reasonably describe the PubCo Change of Control transaction, subject to applicable law, including the date of execution of such agreement or such proposed effective date, as applicable, the amount and types of consideration to be paid for shares of Class A Common Stock in the PubCo Change of Control, any election with respect to types of consideration that a holder of shares of Class A Common Stock, as applicable, shall be entitled to make in connection with such PubCo Change of Control, and the number of Units (and corresponding shares of Class B Common Stock) held by such Member that PubCo intends to require to be subject to such Redemption.  Following delivery of such notice and on or prior to the Change of Control Redemption Date, the Members shall take all actions reasonably requested by PubCo to effect such Redemption, including taking any action and delivering any document required pursuant to the remainder of this Section 4.6 to effect a Redemption.

(h)                                 In the event that (i) the Members (other than PubCo and its wholly owned Subsidiaries) beneficially own, in the aggregate, less than 10% of the then outstanding Units and (ii) the Class A Common Stock is listed or admitted to trading on the New York Stock Exchange or any other principal United States securities exchange, PubCo shall have the right, in its sole discretion, to require any Member (other than PubCo and its wholly owned Subsidiaries) that beneficially owns less than 5% of the then outstanding Units, to effect a Redemption of some or all of such Member’s Units (together with the  surrender and delivery of the same number of shares of Class B Common Stock); provided that a Cash Election shall not be permitted pursuant to such a Redemption under this Section 4.6(h).  PubCo shall deliver written notice to the Company and any such Member of its intention to exercise its Redemption right pursuant to this Section 4.6(h) (a “Minority Member Redemption Notice”) at least five (5) Business Days prior to the proposed date upon which such Redemption is to be effected (such proposed date, the “Minority Member Redemption Date”), indicating in such notice the number of Units (and corresponding shares of Class B Common Stock) held by such Member that PubCo intends to require to be subject to such Redemption.  Any Redemption pursuant to this Section 4.6(h) shall be effective on the Minority Member Redemption Date.  From and after the Minority Member Redemption Date, (i) the Units and shares of Class B Common Stock subject to such Redemption shall be deemed to be transferred to PubCo on the Minority Member Redemption Date and (ii) such Member shall cease to have any rights with respect to the Units and shares of Class B Common Stock subject to such Redemption (other than the right to receive shares of Class A Common Stock pursuant to such Redemption).  Following delivery of a Minority Member Redemption Notice and on or prior to the Minority Member Redemption Date, the Members shall take all actions reasonably requested by PubCo to effect such Redemption, including taking any action and delivering any document required pursuant to the remainder of this Section 4.6 to effect a Redemption.

(i)                                     No Redemption shall impair the right of the Redeeming Member to receive any distributions payable on the Units redeemed pursuant to such Redemption in respect of a record date that occurs prior to the Redemption Date for such Redemption.  For the avoidance of doubt, no Redeeming Member, or a Person designated by a Redeeming Member to receive shares of Class A Common Stock, shall be entitled to receive, with respect to such record date, distributions or dividends both on Units redeemed by the Company from such Redeeming Member and on shares of Class A Common Stock received by such Redeeming Member, or other Person so designated, if applicable, in such Redemption.

(j)                                    Any Units acquired by the Company under this Section 4.6 and transferred by the Company to PubCo shall remain outstanding and shall not be cancelled as a result of their acquisition by the Company.  Notwithstanding any other provision of this Agreement, PubCo shall be automatically admitted as a Member of the Company with respect to any Units or other Equity Securities in the Company it receives under this Agreement (including under this Section 4.6 in connection with any Redemption).

(k)                                 The Managing Member may impose additional limitations and restrictions on Redemptions (including limiting Redemptions or creating priority procedures for Redemptions), to the extent it determines, in its sole discretion, such limitations and restrictions to be necessary or appropriate to avoid undue risk that the Company may be classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code.  Furthermore, the Managing Member may require any Member or group of Members to redeem all of their Units to the extent it determines, in its sole discretion, that such Redemption is necessary or appropriate to avoid undue risk that the Company may be classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code.  Upon delivery of any notice by the Managing Member to such Member or group of Members requiring such Redemption, such Member or group of Members shall exchange, subject to exercise by PubCo of its Call Right pursuant to Section 4.6(f)(i), all of their Units effective as of the date specified in such notice (and such date shall be deemed to be a Redemption Date for purposes of this Agreement) in accordance with this Section 4.6 and otherwise in accordance with the requirements set forth in such notice.

ARTICLE V

ALLOCATIONS OF PROFITS AND LOSSES

Section 5.1                                    Profits and Losses.  After giving effect to the allocations under Section 5.2 and subject to Section 5.4, Profits and Losses (and, to the extent determined by the Managing Member to be necessary and appropriate to achieve the resulting Capital Account balances described below, any allocable items of income, gain, loss, deduction or credit includable in the computation of Profits and Losses) for each Fiscal Year or other taxable period shall be allocated among the Members during such Fiscal Year or other taxable period in a manner such that, after giving effect to the special allocations set forth in Section 5.2 and all distributions through the end of such Fiscal Year or other taxable period, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the amount such Member would receive pursuant to Section 11.3(b) if all assets of the Company on hand at the end of such Fiscal Year or other taxable period were sold for cash equal to their Gross Asset Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and all remaining or resulting cash was distributed, in accordance with Section 11.3(b), to the Members immediately after making such allocation, minus (ii) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.

Section 5.2                                    Special Allocations.

(a)                                 Nonrecourse Deductions for any Fiscal Year or other taxable period shall be specially allocated to the Members under any method determined by the Managing Member to be appropriate and in accordance with the applicable Treasury Regulations.  The amount of Nonrecourse Deductions for a Fiscal Year or other taxable period shall equal the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that Fiscal Year or other taxable period over the aggregate amount of any distributions during that Fiscal Year or other taxable period of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d).

(b)                                 Any Member Nonrecourse Deductions for any Fiscal Year or other taxable period shall be specially allocated to the Member who bears economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).  If more than one Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss.  This Section 5.2(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

(c)                                  Notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Fiscal Year or other taxable period (or if there was a net decrease in Company Minimum Gain for a prior Fiscal Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2(c)), each Member shall be specially allocated items of Company income and gain for such Fiscal Year or other taxable period in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)).  This section is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(d)                                 Notwithstanding any other provision of this Agreement except Section 5.2(c), if there is a net decrease in Member Minimum Gain during any Fiscal Year or other taxable period (or if there was a net decrease in Member Minimum Gain for a prior Fiscal Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 5.2(d)), each Member shall be specially allocated items of Company income and gain for such year in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)).  This section is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e)                                  Notwithstanding any provision hereof to the contrary except Section 5.2(a) and Section 5.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such Fiscal Year or other taxable period.  All Losses and other items of loss and expense in excess of the limitation set forth in this Section 5.2(e) shall be allocated to the Members who do not have an Adjusted Capital Account Deficit in proportion to their relative positive Capital Accounts but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have an Adjusted Capital Account Deficit.

(f)                                   Notwithstanding any provision hereof to the contrary except Section 5.2(c) and Section 5.2(d), in the event any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Fiscal Year or other taxable period) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation pursuant to this Section 5.2(f) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.2(f) were not in this Agreement.  This Section 5.2(f) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(g)                                  If any Member has a deficit balance in its Capital Account at the end of any Fiscal Year or other taxable period that is in excess of the sum of (i) the amount that such Member is obligated to restore and (ii) the amount that the Member is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulations Sections 1.704-2(g)(1) and (i)(5), that Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.2(g) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in this Article V have been made as if Section 5.2(f) and this Section 5.2(g) were not in this Agreement.

(h)                                 To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete liquidation of such Member’s Interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(i)                                     The allocations set forth in Sections 5.2(a) through 5.2(h) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2.  Notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.  This Section 5.2(i) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

Section 5.3                                    Allocations for Tax Purposes in General.

(a)                                 Except as otherwise provided in this Section 5.3, each item of income, gain, loss and deduction of the Company for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Sections 5.1 and 5.2.

(b)                                 In accordance with Code Section 704(c) and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Code Section 704(c) to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross Asset Value that differs from such property’s adjusted U.S. federal income tax basis shall, solely for U.S. federal income tax purposes, be allocated among the Members to account for any such difference using the “traditional method with curative allocations,” with the curative allocations applied only to sale gain, under Treasury Regulations Section 1.704-3(c) or such other method or methods determined by the Managing Member to be appropriate and in accordance with the applicable Treasury Regulations.

(c)                                  Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions, and (ii) recapture of credits shall be allocated to the Members in accordance with applicable law.

(d)                                 Allocations pursuant to this Section 5.3 are solely for purposes of U.S. federal, state and local taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

(e)                                  If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

Section 5.4                                    Other Allocation Rules.

(a)                                 The Members are aware of the income tax consequences of the allocations made by this Article V and the economic impact of the allocations on the amounts receivable by them under this Agreement.  The Members hereby agree to be bound by the provisions of this Article V in reporting their share of Company income and loss for income tax purposes.

(b)                                 The provisions regarding the establishment and maintenance for each Member of a Capital Account as provided by Section 4.4 and the allocations set forth in Sections 5.1, 5.2 and 5.3 are intended to comply with the Treasury Regulations and to reflect the intended economic entitlement of the Members.  If the Managing Member determines, in its sole discretion, that the application of the provisions in Sections 4.4, 5.1, 5.2 or 5.3 would result in non-compliance with the Treasury Regulations or would be inconsistent with the intended economic entitlement of the Members, the Managing Member is authorized to make any appropriate adjustments to such provisions.

(c)                                  All items of income, gain, loss, deduction and credit allocable to an interest in the Company that may have been Transferred shall be allocated between the Transferor and the Transferee based on the portion of the Fiscal Year or other taxable period during which each was recognized as the owner of such interest, without regard to the results of Company operations during any particular portion of that year and without regard to whether cash distributions were made to the Transferor or the Transferee during that year; provided, however, that this allocation must be made in accordance with a method determined by the Managing Member and permissible under Code Section 706 and the Treasury Regulations thereunder.

(d)                                 The Members’ proportionate shares of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), shall be allocated to the Members in any manner determined by the Managing Member and permissible under the Treasury Regulations.

ARTICLE VI

DISTRIBUTIONS

Section 6.1                                    Distributions.

(a)                                 Distributions.  To the extent permitted by applicable Law and hereunder, and except as otherwise provided in Section 11.3, distributions to Members may be declared by the Managing Member out of funds legally available therefor in such amounts and on such terms (including the payment dates of such distributions) as the Managing Member shall determine using such record date as the Managing Member may designate; any such distribution shall be made to the Members as of the close of business on such record date on a pro rata basis (except that, for the avoidance of doubt, repurchases or redemptions made in accordance with Section 4.1(f) or payments made in accordance with Sections 7.4 or 7.9 need not be on a pro rata basis), in accordance with the number of Units owned by each Member as of the close of business on such record date; provided, however, that the Managing Member shall have the obligation to make distributions as set forth in Sections 6.2 and 11.3(b)(iii); and provided, further, that, notwithstanding any other provision herein to the contrary, no distributions shall be made to any Member to the extent such distribution would render the Company insolvent or violate the Act.  For purposes of the foregoing sentence, insolvency means the inability of the Company to meet its payment obligations when due.  Promptly following the designation of a record date and the declaration of a distribution pursuant to this Section 6.1, the Managing Member shall give notice to each Member of the record date, the amount and the terms of the distribution and the payment date thereof.

(b)                                 Successors.  For purposes of determining the amount of distributions, each Member shall be treated as having made the Capital Contributions and as having received the distributions made to or received by its predecessors in respect of any of such Member’s Units.

(c)                                  Distributions In-Kind.  Except as otherwise provided in this Agreement, any distributions may be made in cash or in kind, or partly in cash and partly in kind, as determined by the Managing Member.  To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property for purposes of Section 6.1(a) and such property shall be treated as if it were sold for an amount equal to its Fair Market Value.  Any resulting gain or loss shall be allocated to the Member’s Capital Accounts in accordance with Section 5.1 and Section 5.2.

Section 6.2                                    Tax-Related Distributions.  On each Tax Distribution Date, the Company will, subject to the availability of funds and any restrictions contained in any agreement to which the Company is bound, make distributions to the Members pro rata in proportion to their respective number of Units in an amount sufficient to cause each Member to receive a distribution equal to the excess of such Member’s “Assumed Tax Liability.”

Section 6.3                                    Distribution Upon Withdrawal.  No withdrawing Member shall be entitled to receive any distribution or the value of such Member’s Interest in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as specifically provided in this Agreement.

ARTICLE VII

MANAGEMENT

Section 7.1                                    The Managing Member; Fiduciary Duties.

(a)                                 PubCo shall be the sole Managing Member of the Company.  Except as otherwise required by Law, (i) the Managing Member shall have full and complete charge of all affairs of the Company, (ii) the management and control of the Company’s business activities and operations shall rest exclusively with the Managing Member, and the Managing Member shall make all decisions regarding the business, activities and operations of the Company (including the incurrence of costs and expenses) in its sole discretion without the consent of any other Member and (iii) the Members other than the Managing Member (in their capacity as such) shall not participate in the control, management, direction or operation of the activities or affairs of the Company and shall have no power to act for or bind the Company.

(b)                                 In connection with the performance of its duties as the Managing Member of the Company, except as otherwise set forth herein, the Managing Member acknowledges that it will owe to the Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the Members were stockholders of such corporation.  The Members acknowledge that the Managing Member will take action through the Board, and that the members of the Board will owe comparable fiduciary duties to the stockholders of the Managing Member.

Section 7.2                                    Officers.

(a)                                 The Managing Member may appoint, employ or otherwise contract with any Person for the transaction of the business of the Company or the performance of services for or on behalf of the Company, and the Managing Member may delegate to any such Persons such authority to act on behalf of the Company as the Managing Member may from time to time deem appropriate.

(b)                                 The initial president and chief executive officer of the Company (the “President and Chief Executive Officer”) will be Darron M. Anderson.

(c)                                  Except as otherwise set forth herein, the President and Chief Executive Officer will be responsible for the general and active management of the business of the

Company and its Subsidiaries and will see that all orders of the Managing Member are carried into effect.  The President and Chief Executive Officer will report to the Managing Member and have the general powers and duties of management usually vested in the office of president and chief executive officer of a corporation organized under the DGCL, subject to the terms of this Agreement, and will have such other powers and duties as may be prescribed by the Managing Member or this Agreement.  The President and Chief Executive Officer will have the power to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Company, except where required or permitted by Law to be otherwise signed and executed, and except where the signing and execution thereof will be expressly delegated by the Managing Member to some other Officer or agent of the Company.

(d)                                 Except as set forth herein, the Managing Member may appoint Officers at any time, and the Officers may include one or more vice presidents, a secretary, one or more assistant secretaries, a chief financial officer, a general counsel, a treasurer, one or more assistant treasurers, a chief operating officer, an executive chairman, and any other officers that the Managing Member deems appropriate.  Except as set forth herein, the Officers will serve at the pleasure of the Managing Member, subject to all rights, if any, of such Officer under any contract of employment.  Any individual may hold any number of offices, and an Officer may, but need not, be a Member of the Company.  The Officers will exercise such powers and perform such duties as specified in this Agreement or as determined from time to time by the Managing Member.

(e)                                  Subject to this Agreement and to the rights, if any, of an Officer under a contract of employment, any Officer may be removed, either with or without cause, by the Managing Member.  Any Officer may resign at any time by giving written notice to the Managing Member.  Any resignation will take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation will not be necessary to make it effective.  Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the Officer is a party.  A vacancy in any office because of death, resignation, removal, disqualification or any other cause will be filled in the manner prescribed in this Agreement for regular appointments to that office.

Section 7.3                                    Warranted Reliance by Officers on Others.  In exercising their authority and performing their duties under this Agreement, the Officers shall be entitled to rely on information, opinions, reports, or statements of the following Persons or groups unless they have actual knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(a)                                 one or more employees or other agents of the Company or subordinates whom the Officer reasonably believes to be reliable and competent in the matters presented; and

(b)                                 any attorney, public accountant, or other Person as to matters which the Officer reasonably believes to be within such Person’s professional or expert competence.

Section 7.4                                    Indemnification.  The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a Member, an Officer, or acting as the, Managing Member, Tax Matters Member or Company Representative of the Company or, while a Member, an Officer, or acting as the, Managing Member, Tax Matters Member or Company Representative of the Company, is or was serving at the request of the Company as a member, director, officer, trustee, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (a “Covered Person”), whether the basis of such Proceeding is alleged action in an official capacity as a member, director, officer, trustee, employee or agent, or in any other capacity while serving as a member, director, officer, trustee, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by such Covered Person in connection with such Proceeding. The Company shall, to the fullest extent not prohibited by applicable Law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that to the extent required by applicable Law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal that the Covered Person is not entitled to be indemnified under this Section 7.4 or otherwise. The rights to indemnification and advancement of expenses under this Section 7.4 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a member, director, officer, trustee, employee or agent and shall inure to the benefit of his heirs, executors and administrators.  Notwithstanding the foregoing provisions of this Section 7.4, except for Proceedings to enforce rights to indemnification and advancement of expenses, the Company shall indemnify and advance expenses to a Covered Person in connection with a  Proceeding (or part thereof) initiated by such Covered Person only if such Proceeding (or part thereof) was authorized by the Managing Member.

Section 7.5                                    Maintenance of Insurance or Other Financial Arrangements.  In compliance with applicable Law, the Company (with the approval of the Managing Member) may purchase and maintain insurance or make other financial arrangements on behalf of any Person who is or was a Member, employee or agent of the Company, or at the request of the Company is or was serving as a manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, for any Liability asserted against such Person and Liability and expenses incurred by such Person in such Person’s capacity as such, or arising out of such Person’s status as such, whether or not the Company has the authority to indemnify such Person against such Liability and expenses.

Section 7.6                                    Resignation or Termination of Managing Member.  PubCo shall not, by any means, resign as, cease to be or be replaced as Managing Member except in compliance with this Section 7.6.  No termination or replacement of PubCo as Managing Member shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of PubCo, its successor (if applicable) and any new Managing Member and the rights of all Members under this Agreement and applicable Law remain in full force and effect.  No appointment of a Person other than PubCo (or its successor, as applicable) as Managing Member shall be effective unless PubCo (or its successor, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against PubCo (or its successor, as applicable) and the new Managing Member (as applicable), to cause (a) PubCo to comply with all PubCo’s obligations under this Agreement (including its obligations under Section 4.6) other than those that must necessarily be taken in its capacity as Managing Member and (b) the new Managing Member to comply with all the Managing Member’s obligations under this Agreement.

Section 7.7                                    No Inconsistent Obligations.  The Managing Member represents that it does not have any contracts, other agreements, duties or obligations that are inconsistent with its duties and obligations (whether or not in its capacity as Managing Member) under this Agreement and covenants that, except as permitted by Section 7.1, it will not enter into any contracts or other agreements or undertake or acquire any other duties or obligations that are inconsistent with such duties and obligations.

Section 7.8                                    Reclassification Events of PubCo.  If a Reclassification Event occurs, the Managing Member or its successor, as the case may be, shall, as and to the extent necessary, amend this Agreement in compliance with Section 12.1, and enter into any necessary supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (i) the redemption rights of holders of Units set forth in Section 4.6 provide that each Unit (together with the surrender and delivery of one share of Class B Common Stock) is redeemable for the same amount and same type of property, securities or cash (or combination thereof) that one share of Class A Common Stock becomes exchangeable for or converted into as a result of the Reclassification Event and (ii) PubCo or the successor to PubCo, as applicable, is obligated to deliver such property, securities or cash upon such redemption.  PubCo shall not consummate or agree to consummate any Reclassification Event unless the successor Person, if any, becomes obligated to comply with the obligations of PubCo (in whatever capacity) under this Agreement.

Section 7.9                                    Certain Costs and Expenses.  The Company shall (i) pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals and the compensation of all personnel providing services to the Company) incurred in pursuing and conducting, or otherwise related to, the activities of the Company, and (ii) in the sole discretion of the Managing Member, reimburse the Managing Member for any costs, fees or expenses incurred by it in connection with serving as the Managing Member.  To the extent that the Managing Member determines in its sole discretion that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company and/or its Subsidiaries (including expenses that relate to the business and affairs of the Company and/or its Subsidiaries and that also relate to other activities of the Managing Member), the Managing Member may cause the Company to pay or bear all expenses of the Managing Member, including, without limitation, costs of securities offerings not borne directly by Members, board of directors compensation and meeting costs, costs of periodic reports to its stockholders, litigation costs and damages arising from litigation, accounting and legal costs; provided that the Company shall not pay or bear any income tax obligations of the Managing Member.  In the event that (i) shares of Class A Common Stock or other Equity Securities of PubCo were sold to underwriters in any public offering after the Effective Time, in each case, at a price per share that is lower than the price per share for which such shares of Class A Common Stock or other Equity Securities of PubCo are sold to the public in such public offering after taking into account any Discount and (ii) the proceeds from such public offering are used to fund the Cash Election Amount for any redeemed Units or otherwise contributed to the Company, the Company shall reimburse the Managing Member for such Discount by treating such Discount as an additional Capital Contribution made by the Managing Member to the Company, issuing Units in respect of such deemed Capital Contribution in accordance with Error! Reference source not found.Section 4.6(b)(ii), and increasing the Managing Member’s Capital Account by the amount of such Discount. For the avoidance of doubt, any payments made to or on behalf of the Managing Member pursuant to this Section 7.9 shall not be treated as a distribution pursuant to Section 6.1(a) but shall instead be treated as a cost or an expense of the Company.

ARTICLE VIII

ROLE OF MEMBERS

Section 8.1                                    Rights or Powers.  Other than the Managing Member, the Members, acting in their capacity as Members, shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way.  Notwithstanding the foregoing, the Members have all the rights and powers specifically set forth in this Agreement and, to the extent not inconsistent with this Agreement, in the Act.  A Member, any Affiliate thereof or an employee, stockholder, agent, director or officer of a Member or any Affiliate thereof, may also be an employee or be retained as an agent of the Company.  The existence of these relationships and acting in such capacities will not result in the Member (other than the Managing Member) being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member.  Except as specifically provided herein, a Member (other than the Managing Member) shall not, in its capacity as a Member, take part in the operation, management or control of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company

Section 8.2                                    Voting.

(a)                                 Meetings of the Members may be called upon the written request of Members holding at least 50% of the outstanding Units.  Such request shall state the location of the meeting and the nature of the business to be transacted at the meeting.  Written notice of any such meeting shall be given to all Members not less than two Business Days and not more than 30 days prior to the date of such meeting.  Members may vote in person, by proxy or by telephone at any meeting of the Members and may waive advance notice of such meeting.  Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of the Members or may be given in accordance with the procedure prescribed in this Section 8.2.  Except as otherwise expressly provided in this Agreement, the affirmative vote of the Members holding a majority of the outstanding Units shall constitute the act of the Members.

(b)                                 Each Member may authorize any Person or Persons to act for it by proxy on all matters in which such Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting.  Every proxy must be signed by such Member or its attorney-in-fact.  No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy.  Every proxy shall be revocable at the pleasure of the Member executing it.

(c)                                  Each meeting of Members shall be conducted by an Officer designated by the Managing Member or such other individual Person as the Managing Member deems appropriate.

(d)                                 Any action required or permitted to be taken by the Members may be taken without a meeting if the requisite Members whose approval is necessary consent thereto in writing.

Section 8.3                                    Various Capacities.  The Members acknowledge and agree that the Members or their Affiliates will from time to time act in various capacities, including as a Member and as the Tax Matters Member or Company Representative.

Section 8.4                                    Investment Opportunities.  To the fullest extent permitted by applicable law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Member (other than Members who are officers or employees of the Company, PubCo or any of their respective subsidiaries), any of their respective affiliates (other than the Company, the Managing Member or any of their respective subsidiaries), or any of their respective officers, directors, agents, shareholders, members, and partners (each, a “Business Opportunities Exempt Party”).  The Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party.  No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company or any of its subsidiaries shall have any duty to communicate or offer such opportunity to the Company.  No amendment or repeal of this Section 8.4 shall apply to or have any effect on the liability or alleged liability of any Business Opportunities Exempt Party for or with respect to any opportunities of which any such Business Opportunities Exempt Party becomes aware prior to such amendment or repeal.  Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 8.4.  Neither the alteration, amendment or repeal of this Section 8.4, nor the adoption of any provision of this Agreement inconsistent with this Section 8.4, shall eliminate or reduce the effect of this Section 8.4 in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Section 8.4, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

ARTICLE IX

TRANSFERS OF INTERESTS

Section 9.1                                    Restrictions on Transfer.

(a)                                 Except as provided in Section 4.6, no Member shall Transfer all or any portion of its Interest without the Managing Member’s prior written consent, which consent shall be granted or withheld in the Managing Member’s sole discretion. If, notwithstanding the provisions of this Section 9.1(a), all or any portion of a Member’s Interests are Transferred in violation of this Section 9.1(a), involuntarily, by operation of law or otherwise, then without limiting any other rights and remedies available to the other parties under this Agreement or otherwise, the Transferee of such Interest (or portion thereof) shall not be admitted to the Company as a Member or be entitled to any rights as a Member hereunder, and the Transferor will continue to be bound by all obligations hereunder, unless and until the Managing Member consents in writing to such admission, which consent shall be granted or withheld in the Managing Member’s sole discretion.  Any attempted or purported Transfer of all or a portion of a Member’s Interests in violation of this Section 9.1(a) shall be null and void and of no force or effect whatsoever.  For the avoidance of doubt, the restrictions on Transfer contained in this Article IX shall not apply to the Transfer of any capital stock of the Managing Member; provided that no shares of Class B Common Stock may be Transferred unless a corresponding number of Units are Transferred therewith in accordance with this Agreement.

(b)                                 In addition to any other restrictions on Transfer contained herein, including the provisions of this Article IX, in no event may any Transfer or assignment of Interests by any Member be made (i) to any Person who lacks the legal right, power or capacity to own Interests; (ii) if such Transfer would (A) be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof” as such terms are used in Treasury Regulations Section 1.7704-1, (B) result in the Company having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), or (C) cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or a successor provision or to be taxed as a corporation pursuant to the Code or successor of the Code; (iii) if such Transfer would cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3 (14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code); (iv) if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan

Asset Regulations or otherwise cause the Company to be subject to regulation under ERISA; (v) if such Transfer requires the registration of such Interests or any Equity Securities issued upon any exchange of such Interests, pursuant to any applicable U.S. federal or state securities Laws; or (vi) if such Transfer subjects the Company to regulation under the Investment Company Act or the Investment Advisors Act of 1940, each as amended (or any succeeding law).  Any attempted or purported Transfer of all or a portion of a Member’s Interests in violation of this Section 9.1(b) shall be null and void and of no force or effect whatsoever.

Section 9.2                                    Notice of Transfer.  Other than in connection with Transfers made pursuant to Section 4.6, each Member shall, after complying with the provisions of this Agreement, but in any event no later than three Business Days following any Transfer of Interests, give written notice to the Company of such Transfer.  Each such notice shall describe the manner and circumstances of the Transfer.

Section 9.3                                    Transferee Members.  A Transferee of Interests pursuant to this Article IX shall have the right to become a Member only if (i) the requirements of this Article IX are met, (ii) such Transferee executes an instrument reasonably satisfactory to the Managing Member agreeing to be bound by the terms and provisions of this Agreement and assuming all of the Transferor’s then existing and future Liabilities arising under or relating to this Agreement, (iii) such Transferee represents that the Transfer was made in accordance with all applicable securities Laws, (iv) the Transferor or Transferee shall have reimbursed the Company for all reasonable expenses (including attorneys’ fees and expenses) of any Transfer or proposed Transfer of a Member’s Interest, whether or not consummated and (v) if such Transferee or his or her spouse is a resident of a community property jurisdiction, then such Transferee’s spouse shall also execute an instrument reasonably satisfactory to the Managing Member agreeing to be bound by the terms and provisions of this Agreement to the extent of his or her community property or quasi-community property interest, if any, in such Member’s Interest.  Unless agreed to in writing by the Managing Member, the admission of a Member shall not result in the release of the Transferor from any Liability that the Transferor may have to each remaining Member or to the Company under this Agreement or any other Contract between the Managing Member, the Company or any of its Subsidiaries, on the one hand, and such Transferor or any of its Affiliates, on the other hand.  Written notice of the admission of a Member shall be sent promptly by the Company to each remaining Member.  Notwithstanding anything to the contrary in this Section 9.3, and except as otherwise provided in this Agreement, following a Transfer by one or more Members (or a transferee of the type described in this sentence) to a Transferee of all or substantially all of their Interests, such transferee shall succeed to all of the rights of such Member(s) under this Agreement.

Section 9.4                                    Legend.  Each certificate representing a Unit, if any, will be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.

THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF RNGR ENERGY SERVICES, LLC DATED AS OF AUGUST 16, 2017 AMONG THE MEMBERS LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME, AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED.  COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER OF SUCH SECURITIES.”

ARTICLE X

ACCOUNTING

Section 10.1                             Books of Account.  The Company shall, and shall cause each Subsidiary to, maintain true books and records of account in which full and correct entries shall be made of all its business transactions pursuant to a system of accounting established and administered in accordance with GAAP, and shall set aside on its books all such proper accruals and reserves as shall be required under GAAP.

Section 10.2                             Tax Elections.

(a)                                 The Company and any eligible Subsidiary shall make an election (or continue a previously made election) pursuant to Section 754 of the Code for the taxable year of the Company that includes the date hereof, shall not thereafter revoke such election and shall make a new election pursuant to Section 754 of the Code to the extent necessary following any “termination” of the Company or the Subsidiary, as applicable, under Section 708 of the Code.  In addition, the Company shall make the following elections on the appropriate forms or tax returns:

i.                                          to adopt the calendar year as the Company’s Fiscal Year, if permitted under the Code;

ii.                                       to adopt the accrual method of accounting for U.S. federal income tax purposes;

iii.                                    to elect to amortize the organizational expenses of the Company as permitted by Section 709(b) of the Code; and

iv.                                   any other election the Managing Member may deem appropriate and in the best interests of the Company.

(b)                                 Upon request of the Managing Member, each Member shall cooperate in good faith with the Company in connection with the Company’s efforts to elect out of the application of the company-level audit and adjustment rules of the Bipartisan Budget Act of 2015, if applicable.  None of the Managing Member, the Members, or the Company shall make any election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 to have the provisions of the Bipartisan Budget Act of 2015 governing “Subchapter C — Treatment of Partnerships” apply to any tax return of the Company filed for a taxable year beginning prior to January 1, 2018.

Section 10.3                             Tax Returns; Information.  The Tax Matters Member or Company Representative (as applicable) shall arrange for the preparation and timely filing of all income and other tax and informational returns of the Company.  The Tax Matters Member or Company Representative (as applicable) shall furnish to each Member a copy of each approved return and statement, together with any schedules or other information which each Member may require in connection with such Member’s own tax affairs as soon as practicable (but in no event more than 75 days after the end of each Fiscal Year).  The Members agree to take all actions reasonably requested by the Company or the Company Representative to comply with the Bipartisan Budget Act of 2015, including where applicable, filing amended returns as provided in Sections 6225 or 6226 of the Code and providing confirmation thereof to the Company Representative.

Section 10.4                             Tax Matters Member and Company Representative.  The Managing Member is specially authorized and appointed to act as the Tax Matters Member and as the Company Representative (as applicable) and in any similar capacity under state or local Law.  The Tax Matters Member or Company Representative (as applicable) may retain, at the Company’s expense, such outside counsel, accountants and other professional consultants as it may reasonably deem necessary in the course of fulfilling its obligations as Tax Matters Member or Company Representative (as applicable).

Section 10.5                             Withholding Tax Payments and Obligations.

(a)                                 The Company and its Subsidiaries may withhold from distributions, allocations or portions thereof if it is required to do so by any applicable rule, regulation or law, and each Member hereby authorizes the Company and its Subsidiaries to withhold or pay on behalf of or with respect to such Member any amount of taxes that the Managing Member determines, in good faith, that the Company or any of its Subsidiaries is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement.

(b)                                 To the extent that any tax is paid by (or withheld from amounts payable to) the Company or any of its Subsidiaries and the Managing Member determines, in good faith, that such tax relates to one or more specific Members (including any tax payable by the Company or any of its Subsidiaries pursuant to Section 6225 of the Code with respect to items of income, gain, loss deduction or credit allocable or attributable to such Member), such tax shall be treated as an amount of taxes withheld or paid with respect to such Member pursuant to this Section 10.5.

(c)                                  For all purposes under this Agreement, any amounts withheld or paid with respect to a Member pursuant to this Section 10.5 shall be treated as if distributed to such Member at the time such withholding or payment is made.  Further, to the extent that the cumulative amount of such withholding or payment for any period exceeds the distributions to which such Member is entitled for such period, the amount of such excess shall be considered a loan from the Company to such Member, with interest accruing at the Prime Rate in effect from time to time, compounded annually.  The Managing Member may, in its discretion, either demand payment of the principal and accrued interest on such demand loan at any time (which payment shall not be deemed a Capital Contribution for purposes of this Agreement), and enforce payment thereof by legal process, or may withhold from one or more distributions to a Member amounts sufficient to satisfy such Member’s obligations under any such demand loan.

(d)                                 Neither the Company nor the Managing Member shall be liable for any excess taxes withheld in respect of any Member, and, in the event of overwithholding, a Member’s sole recourse shall be to apply for a refund from the appropriate Governmental Entity.

(e)                                  Notwithstanding any other provision of this Agreement, (i) any Person who ceases to be a Member shall be treated as a Member for purposes of this Section 10.5 and (ii) the obligations of a Member pursuant to this Section 10.5 shall survive indefinitely with respect to any taxes withheld or paid by the Company that relate to the period during which such Person was actually a Member, regardless of whether such taxes are assessed, withheld or otherwise paid during such period.

ARTICLE XI

DISSOLUTION AND TERMINATION

Section 11.1                             Liquidating Events.  The Company shall dissolve and commence winding up and liquidating upon the first to occur of the following (each, a “Liquidating Event”):

(a)                                 The sale of all or substantially all of the assets of the Company; and

(b)                                 The determination of the Managing Member to dissolve, wind up, and liquidate the Company.

The Members hereby agree that the Company shall not dissolve prior to the occurrence of a Liquidating Event and that no Member shall seek a dissolution of the Company, under Section 18-802 of the Act or otherwise, other than based on the matters set forth in subsections (a) and (b) above.  If it is determined by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Liquidating Event, the Members hereby agree to continue the business of the Company without a winding up or liquidation.  In the event of a dissolution pursuant to Section 11.1(b), the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 11.3 in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more parties to such dissolution and subject to compliance with applicable laws and regulations, unless, with respect to any class of Units, holders of a majority of the Units of such class consent in writing to a treatment other than as described above.

Section 11.2                             Bankruptcy.  For purposes of this Agreement, the “bankruptcy” of a Member shall mean the occurrence of any of the following: (a) any Governmental Entity shall take possession of any substantial part of the property of that Member or shall assume control over the affairs or operations thereof, or a receiver or trustee shall be appointed, or a writ, order, attachment or garnishment shall be issued with respect to any substantial part thereof, and such possession, assumption of control, appointment, writ or order shall continue for a period of 90 consecutive days; or (b) a Member shall admit in writing of its inability to pay its debts when due, or make an assignment for the benefit of creditors; or apply for or consent to the appointment of any receiver, trustee or similar officer or for all or any substantial part of its property; or shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debts, dissolution, liquidation, or similar proceeding under the Laws of any jurisdiction; or (c) a receiver, trustee or similar officer shall be appointed for such Member or with respect to all or any substantial part of its property without the application or consent of that Member, and such appointment shall continue undischarged or unstayed for a period of 90 consecutive days or any bankruptcy, insolvency, reorganization, arrangements, readjustment of debt, dissolution, liquidation or similar proceedings shall be instituted (by petition, application or otherwise) against that Member and shall remain undismissed for a period of 90 consecutive days.

Section 11.3                             Procedure.

(a)                                 In the event of the dissolution of the Company for any reason, the Members shall commence to wind up the affairs of the Company and to liquidate the Company’s investments; provided that if a Member is in bankruptcy or dissolved, another Member, who shall be the Managing Member (“Winding-Up Member”) shall commence to wind up the affairs of the Company and, subject to Section 11.4(a), such Winding-Up Member shall have full right and unlimited discretion to determine in good faith the time, manner and terms of any sale or sales of the Property or other assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions.  The Members shall continue to share profits, losses and distributions during the period of liquidation in the same manner and proportion as though the Company had not dissolved.  The Company shall engage in no further business except as may be necessary, in the reasonable discretion of the Managing Member or the Winding-Up Member, as applicable, to preserve the value of the Company’s assets during the period of dissolution and liquidation.

(b)                                 Following the payment of all expenses of liquidation and the allocation of all Profits and Losses as provided in Article V, the proceeds of the liquidation and any other funds of the Company shall be distributed in the following order of priority:

(i)                                     First, to the payment and discharge of all of the Company’s debts and Liabilities to creditors (whether third parties or Members), in the order of priority as provided by Law, except any obligations to the Members in respect of their Capital Accounts;

(ii)                                  Second, to set up such cash reserves which the Managing Member reasonably deems necessary for contingent or unforeseen Liabilities or future payments described in Section 11.3(b)(i) (which reserves when they become unnecessary shall be distributed in accordance with the provisions of subsection (iii), below); and

(iii)                               Third, the balance to the Members, pro rata in proportion to their respective ownership of Units.

(c)                                  Except as provided in Section 11.4(a), no Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.

(d)                                 Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Managing Member or the Winding-Up Member, as the case may be, shall have the authority to execute and record a certificate of cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.

Section 11.4                             Rights of Members.

(a)                                 Each Member irrevocably waives any right that it may have to maintain an action for partition with respect to the property of the Company.

(b)                                 Except as otherwise provided in this Agreement, (i) each Member shall look solely to the assets of the Company for the return of its Capital Contributions, and (ii) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations.

Section 11.5                             Notices of Dissolution.  In the event a Liquidating Event occurs or an event occurs that would, but for the provisions of Section 11.1, result in a dissolution of the Company, the Company shall, within 30 days thereafter, (a) provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Managing Member), and (b) comply, in a timely manner, with all filing and notice requirements under the Act or any other applicable Law.

Section 11.6                             Reasonable Time for Winding Up.  A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets in order to minimize any losses that might otherwise result from such winding up.

Section 11.7                             No Deficit Restoration.  No Member shall be personally liable for a deficit Capital Account balance of that Member, it being expressly understood that the distribution of liquidation proceeds shall be made solely from existing Company assets.

ARTICLE XII

GENERAL

Section 12.1                             Amendments; Waivers.

(a)                                 The terms and provisions of this Agreement may be waived, modified or amended (including by means of merger, consolidation or other business combination to which the Company is a party) only with the approval of the Managing Member; provided, however, that no amendment to this Agreement may:

i.                                          modify the limited liability of any Member, or increase the liabilities or obligations of any Member, in each case, without the consent of each such affected Member; or

ii.                                       materially alter or change any rights, preferences or privileges of any Interests in a manner that is different or prejudicial relative to any other Interests, without the approval of a majority in interest of the Members holding the Interests affected in such a different or prejudicial manner.

(b)                                 Notwithstanding the foregoing subsection (a), the Managing Member, acting alone, may amend this Agreement, including Exhibit B, (i) to reflect the admission of new Members, Transfers of Interests, the issuance of additional Units or Equity Securities, as provided by the terms of this Agreement, and, subject to Section 12.1(a), subdivisions or combinations of Units made in compliance with Section 4.1(g), (ii) to the minimum extent necessary to (A) comply with the provisions of the Bipartisan Budget Act of 2015 and any Treasury Regulations or other administrative pronouncements promulgated thereunder and (B) to administer the effects of such provisions in an equitable manner and (iii) as necessary to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

(c)                                  No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

Section 12.2                             Further Assurances.  Each party agrees that it will from time to time, upon the reasonable request of another party, execute such documents and instruments and take such further action as may be required to accomplish the purposes of this Agreement.

Section 12.3                             Successors and Assigns.  All of the terms and provisions of this Agreement shall be binding upon the parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms hereof.  No party may assign its rights hereunder except as herein expressly permitted.

Section 12.4                             Entire Agreement.  This Agreement, together with all Exhibits and Schedules hereto and all other agreements referenced therein and herein, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein and therein.

Section 12.5                             Rights of Members Independent.  The rights available to the Members under this Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right.  Any one or more and/or any combination of such rights may be exercised by a Member and/or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

Section 12.6                             Governing Law.  This Agreement, the legal relations between the parties and any Action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed in such State and without regard to conflicts of law doctrines, except to the extent that certain matters are preempted by federal Law or are governed as a matter of controlling Law by the Law of the jurisdiction of organization of the respective parties.

Section 12.7                             Jurisdiction and Venue.  The parties hereto hereby agree and consent to be subject to the jurisdiction of any federal court of the District of Delaware or the Delaware Court of Chancery over any action, suit or proceeding (a “Legal Action”) arising out of or in connection with this Agreement.  The parties hereto irrevocably waive the defense of an inconvenient forum to the maintenance of any such Legal Action.  Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such Legal Action by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail.  Nothing in this Section 12.7 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

Section 12.8                             Headings.  The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 12.9                             Counterparts.  This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts.  All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.

Section 12.10                      Notices.  Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by facsimile, by telecommunications mechanism or electronically or (c) mailed by certified or registered mail, postage prepaid, receipt requested as follows:

If to the Company or the Managing Member, addressed to it at:

RNGR Energy Services, LLC
800 Gessner Street, Suite 1000
Houston, TX 77024

Electronic mail: darron.anderson@rangerenergy.com
Attention: Darron M. Anderson

With copies (which shall not constitute notice) to:

Ranger Energy Services, Inc.
800 Gessner Street, Suite 1000
Houston, TX 77024

Electronic mail: darron.anderson@rangerenergy.com
Attention: Darron M. Anderson

Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, TX 77002
Facsimile: (713) 615-5725
Electronic mail: dmcwilliams@velaw.com

Attention: Douglas E. McWilliams

Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, TX 77002
Facsimile: (713) 615-5862
Electronic mail: jseiguer@velaw.com

Attention: Julian J. Seiguer

or to such other address or to such other Person as either party shall have last designated by such notice to the other parties.  Each such notice or other communication shall be effective (i) if given by telecommunication or electronically, when transmitted to the applicable number or electronic mail address so specified in (or pursuant to) this Section 12.10 and an appropriate answerback is received or, if transmitted after 4:00 p.m. local time on a Business Day in the jurisdiction to which such notice is sent or at any time on a day that is not a Business Day in the jurisdiction to which such notice is sent, then on the immediately following Business Day, (ii) if given by mail, on the first Business Day in the jurisdiction to which such notice is sent following the date three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, on the Business Day when actually received at such address or, if not received on a Business Day, on the Business Day immediately following such actual receipt.

Section 12.11                      Representation By Counsel; Interpretation.  The parties acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of Law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.

Section 12.12                      Severability.  If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Agreement, to the extent permitted by Law shall remain in full force and effect, provided that the essential terms and conditions of this Agreement for all parties remain valid, binding and enforceable.

Section 12.13                      Expenses.  Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

Section 12.14                      Waiver of Jury Trial.  EACH OF THE COMPANY, THE MEMBERS, THE MANAGING MEMBER AND ANY INDEMNITEES SEEKING REMEDIES HEREUNDER, HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY MEMBER OR INDEMNITEE, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

Section 12.15                      No Third Party Beneficiaries.  Except as expressly provided in Sections 7.4 and 10.2, nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under this Agreement or otherwise create any third party beneficiary hereto.

[Signatures on Next Page]

IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Limited Liability Company Agreement to be executed as of the day and year first above written.

COMPANY:

RNGR ENERGY SERVICES, LLC

By:	/s/ Robert S. Shaw Jr.
Name:	Robert S. Shaw Jr.
Title:	Chief Financial Officer

SIGNATURE PAGE TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

RNGR ENERGY SERVICES, LLC

MEMBERS:

RANGER ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President

TORRENT ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President

CSL ENERGY OPPORTUNITIES FUND II, L.P.

By:	CSL Energy Opportunity GP II, LLC, its general partner

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Managing Member

BAYOU WELL HOLDINGS COMPANY, LLC

By:	/s/ Brett T. Agee
Name:	Brett T. Agee
Title:	President and Chief Executive Officer

MANAGING MEMBER:

RANGER ENERGY SERVICES, INC.

By:	/s/ Darron M. Anderson
Name:	Darron M. Anderson
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

RNGR ENERGY SERVICES, LLC

EXHIBIT A

Member	Number of Units Owned	Closing Date Capital Account Balance
Ranger Energy Services, Inc.	1,638,386	$23,756,597.00
Ranger Energy Holdings, LLC	4,482,641	$64,998,294.50
Torrent Energy Holdings, LLC	1,138,850	$16,513,325.00

A-1

EXHIBIT B

Member	Number of Units Owned	Closing Date Capital Account Balance
Ranger Energy Services, Inc.	8,413,178	$121,991,081.00
Ranger Energy Holdings, LLC	4,482,641	$64,998,294.50
Torrent Energy Holdings, LLC	1,138,850	$16,513,325.00
CSL Energy Opportunities Fund II, L.P.	794,663	$11,522,613.50
Bayou Well Holdings Company, LLC	450,000	$6,525,000.00

B-1

Exhibit 5

TAX RECEIVABLE AGREEMENT

by and among

RANGER ENERGY SERVICES, INC.

CERTAIN OTHER PERSONS NAMED HEREIN,

and

CSL CAPITAL MANAGEMENT, LLC, AS AGENT

DATED AS OF AUGUST 16, 2017

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of August 16, 2017, is hereby entered into by and among Ranger Energy Services, Inc., a Delaware corporation (the “Corporate Taxpayer”), the TRA Holders and the Agent.

RECITALS

WHEREAS, the Corporate Taxpayer is the managing member of RNGR Energy Services, LLC, a Delaware limited liability company (“Ranger LLC”), an entity classified as a partnership for U.S. federal income tax purposes, and holds, directly and indirectly through its consolidated Subsidiaries, limited liability company interests in Ranger LLC;

WHEREAS, Ranger LLC and each of its direct and indirect Subsidiaries that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended (the “Code”), for each Taxable Year in which an Exchange occurs, which election is expected to result, with respect to the Corporate Taxpayer, in an adjustment to the Tax basis of the assets owned by Ranger LLC and such Subsidiaries;

WHEREAS, the TRA Holders currently hold (and their permitted transferees may in the future hold) Units and may transfer all or a portion of such Units in one or more Exchanges (as defined herein), and as a result of such Exchanges, the Corporate Taxpayer is expected to obtain or be entitled to certain Tax benefits as further described herein;

WHEREAS, this Agreement is intended to set forth the agreements among the parties hereto regarding the sharing of the Tax benefits realized by the Corporate Taxpayer as a result of Exchanges;

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1           Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Accrued Amount” has the meaning set forth in Section 3.1(b) of this Agreement.

“Actual Tax Liability” means, with respect to any Taxable Year, the actual liability for U.S. federal income Taxes of (i) the Corporate Taxpayer, and (ii) without duplication, Ranger LLC, but only with respect to Taxes imposed on Ranger LLC and allocable to the Corporate Taxpayer.

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“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agent” means CSL Capital Management, LLC  or such other Person designated as such pursuant to Section 7.6(c).

“Agreed Rate” means a per annum rate of LIBOR plus 150 basis points.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Amended Schedule” has the meaning set forth in Section 2.3(b) of this Agreement.

“Assumed State and Local Tax Rate” means, with respect to any Taxable Year, (a) the sum of the products of (i) the Corporate Taxpayer’s income and franchise tax apportionment rate(s) for each state and local jurisdiction in which Ranger LLC (or any of its direct or indirect subsidiaries that are treated as a partnership or disregarded entity) or the Corporate Taxpayer files an income or franchise tax return for the relevant Taxable Year and (ii) the highest corporate income and franchise tax rate(s) for each state and local jurisdiction in which Ranger LLC (or any of its direct or indirect subsidiaries that are treated as a partnership or disregarded entity) or the Corporate Taxpayer files an income or franchise tax return for each relevant Taxable Year, reduced by (b) the product of (i) the highest marginal U.S. federal income tax rate applicable to the Corporate Taxpayer for the relevant Taxable Year (determined based on the calculation of the Hypothetical Tax Liability for the relevant Taxable Year) and (ii) the rate calculated under clause (a).

“Attributable” has the meaning set forth in Section 3.1(b) of this Agreement.

“Basis Adjustment” means any adjustment to the Tax basis of a Reference Asset as a result of an Exchange and the payments made pursuant to this Agreement with respect to such Exchange (as calculated under Section 2.1 of this Agreement, including, but not limited to: (i) under Sections 734(b) and 743(b) of the Code (in situations where, following an Exchange, Ranger LLC remains classified as a partnership for U.S. federal income tax purposes); and (ii) under Sections 732(b), 734(b) and 1012 of the Code (in situations where, as a result of one or more Exchanges, Ranger LLC becomes an entity that is disregarded as separate from its owner for U.S. federal income tax purposes).  Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of Units shall be determined without regard to any Pre-Exchange Transfer of such Units, and as if such Pre-Exchange Transfer had not occurred.  For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest.

“beneficially own” and “beneficial owner” shall be as defined in Rule 13d-3 of the rules promulgated under the Exchange Act.

“Board” means the board of directors of the Corporate Taxpayer.

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

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“Call Right” has the meaning set forth in the Ranger LLC Agreement.

“Change of Control” means the occurrence of any of the following events or series of events after the IPO Date:

(i)                  any Person (other than the TRA Holders and their respective permitted transferees) or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act  and excluding a corporation or other entity owned, directly or indirectly, by the stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of stock of the Corporate Taxpayer) is or becomes the Beneficial Owner, directly or indirectly, of securities of the Corporate Taxpayer representing more than 50% of the combined voting power of the Corporate Taxpayer’s then outstanding voting securities; or

(ii)               there is consummated a merger or consolidation of the Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Corporate Taxpayer immediately prior to such merger or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then-outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or

(iii)            the stockholders of the Corporate Taxpayer approve a plan of complete liquidation or dissolution of the Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets, other than such sale or other disposition by the Corporate Taxpayer of all or substantially all of the Corporate Taxpayer’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Corporate Taxpayer in substantially the same proportions as their ownership of the Corporate Taxpayer immediately prior to such sale.

Notwithstanding the foregoing, except with respect to clause (ii) above, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns, either directly or through a Subsidiary, all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

“Class A Shares” means shares of Class A common stock of the Corporate Taxpayer.

“Code” has the meaning set forth in the Recitals of this Agreement (or any successor U.S. federal income Tax statute).

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

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“Corporate Taxpayer” has the meaning set forth in the preamble to this Agreement.

“Corporate Taxpayer Return” means the U.S. federal income Tax Return of the Corporate Taxpayer (including any consolidated group of which the Corporate Taxpayer is a member, as further described in Section 7.12(a) of this Agreement) filed with respect to Taxes of any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount (but not less than zero) of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period.  The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Payment Schedule or Amended Schedule, if any, in existence at the time of such determination.

“Default Rate” means a per annum rate of LIBOR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Tax.

“Dispute” has the meaning set forth in Section 7.9(a) of this Agreement.

“Disputing Party” has the meaning set forth in Section 7.10 of this Agreement.

“Early Termination” has the meaning set forth in Section 4.1 of this Agreement.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Effective Date” has the meaning set forth in Section 4.4 of this Agreement.

“Early Termination Notice” has the meaning set forth in Section 4.4 of this Agreement.

“Early Termination Payment” has the meaning set forth in Section 4.5(b) of this Agreement.

“Early Termination Rate” means a per annum rate of LIBOR plus 150 basis points.

“Early Termination Schedule” has the meaning set forth in Section 4.4 of this Agreement.

“Exchange” means any transfer of Units by a TRA Holder, or by a permitted transferee of such TRA Holder, pursuant to the Ranger LLC Agreement, to Ranger LLC or to the Corporate Taxpayer in connection with the IPO or pursuant to the Redemption Right or the Call Right, as applicable.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“Exchange Date” means each date on which an Exchange occurs.

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“Exchange Notice” has the meaning given to the term “Redemption Notice” in the Ranger LLC Agreement.

“Exchange Schedule” has the meaning set forth in Section 2.1 of this Agreement.

“Expert” means such nationally recognized expert in the particular area of disagreement as is mutually acceptable to the parties.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the liability for U.S. federal income Taxes of (i) the Corporate Taxpayer, and (ii) without duplication, Ranger LLC, but only with respect to Taxes imposed on Ranger LLC and allocable to the Corporate Taxpayer (using the same methods, elections, conventions, U.S. federal income tax rate and similar practices used on the relevant Corporate Taxpayer Return), but computed without taking into account (i) any Basis Adjustments, (ii) any deduction attributable to Imputed Interest for the Taxable Year, and (iii) any Post-IPO TRA Benefits.  For the avoidance of doubt, Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any U.S. federal income Tax item (or portions thereof) that is attributable to any Basis Adjustments, Imputed Interest, and any Post-IPO TRA Benefits.  Furthermore, the Hypothetical Tax Liability shall be calculated using the actual deductions of (and other impacts of) state and local income and franchise Taxes (for the avoidance of doubt, in the same amount and manner used in the calculation of the Actual Tax Liability).

“Imputed Interest” means any interest imputed under Section 1272, 1274 or 483 or other provision of the Code with respect to the Corporate Taxpayer’s payment obligations under this Agreement.

“IPO” means the initial public offering of shares by the Corporate Taxpayer.

“IPO Date” means the closing date of the IPO.

“IRS” means the U.S. Internal Revenue Service.

“LIBOR” means during any period, an interest rate per annum equal to the one-year LIBOR rate reported, on the date two (2) calendar days prior to the first day of such period, on the Telerate Page 3750 (or if such screen shall cease to be publicly available, as reported on Reuters Screen page “LIBOR01” or by any other publicly available source of such market rate) for London interbank offered rates for United States dollar deposits for such period.

“Majority TRA Holders” means, at the time of any determination, TRA Holders who would be entitled to receive more than fifty percent (50%) of the aggregate amount of the Early Termination Payments payable to all TRA Holders hereunder (determined using such calculations of Early Termination Payments reasonably estimated by the Corporate Taxpayer) if the Corporate Taxpayer had exercised its right of early termination on such date.

“Market Value” means the closing price of the Class A Shares on the applicable Exchange Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by Bloomberg L.P.; provided, that if the closing price is not reported by Bloomberg L.P. for the applicable Exchange Date, then the Market Value means the closing price of the Class A Shares on the Business Day immediately preceding such Exchange

6

Date on the national securities exchange or interdealer quotation system on which such Class A Shares are then traded or listed, as reported by Bloomberg L.P.; provided further that if the Class A Shares are not then listed on a national securities exchange or interdealer quotation system, “Market Value” means the cash consideration paid for Class A Shares, or the fair market value of the other property delivered for Class A Shares, as determined by the Board in good faith.

“Material Objection Notice” has the meaning set forth in Section 4.4 of this Agreement.

“Net Tax Benefit” has the meaning set forth in Section 3.1(b) of this Agreement.

“Objection Notice” has the meaning set forth in Section 2.3(a) of this Agreement.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer of one or more Units (i) that occurs prior to an Exchange of such Units, and (ii) to which Section 743(b) of the Code applies.

“Post-IPO TRA” means any tax receivable agreement (or comparable agreement) entered into by the Corporate Taxpayer or any of its Subsidiaries pursuant to which the Corporate Taxpayer is obligated to pay over amounts with respect to tax benefits resulting from any increases in Tax basis, net operating losses or other tax attributes to which the Corporate Taxpayer becomes entitled as a result of a transaction (other than any Exchanges) after the date of this Agreement.

“Post-IPO TRA Benefits” means any tax benefits resulting from increases in Tax basis, net operating losses or other tax attributes with respect to which the Corporate Taxpayer is obligated to make payments under a Post-IPO TRA.

“Realized Tax Benefit” means, for a Taxable Year, the sum of (i) the excess, if any, of the Hypothetical Tax Liability for such Taxable Year over the Actual Tax Liability for such Taxable Year and (ii) the State and Local Tax Benefit for such Taxable Year.  If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by the IRS of any Taxable Year, such liability and the corresponding Hypothetical Tax Liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination with respect to such Actual Tax Liability.

“Realized Tax Detriment” means, for a Taxable Year, the sum of (i) the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year and (ii) the State and Local Tax Detriment for such Taxable Year.  If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by the IRS of any Taxable Year, such liability and the corresponding Hypothetical Tax Liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination with respect to such Actual Tax Liability.

“Reconciliation Dispute” has the meaning set forth in Section 7.10 of this Agreement.

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“Reconciliation Procedures” means the procedures described in Section 7.10 of this Agreement.

“Redemption Right” means the redemption right of holders of Units set forth in Section 4.6 of the Ranger LLC Agreement.

“Reference Asset” means, with respect to any Exchange, an asset (other than cash or a cash equivalent) that is held by Ranger LLC, or any of its direct or indirect Subsidiaries that is treated as a partnership or disregarded entity for U.S. federal income tax purposes (but only to the extent such Subsidiaries are not held through any entity treated as a corporation for U.S. federal income tax purposes), at the time of such Exchange.  A Reference Asset also includes any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following:  (i) an Exchange Schedule, (ii) a Tax Benefit Payment Schedule, or (iii) the Early Termination Schedule.

“Senior Obligations” has the meaning set forth in Section 5.1 of this Agreement.

“Ranger LLC” has the meaning set forth in the Recitals of this Agreement.

“Ranger LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Ranger LLC, as amended from time to time.

“State and Local Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability; provided that, for purposes of determining the State and Local Tax Benefit, each of the Hypothetical Tax Liability and the Actual Tax Liability shall be calculated using the Assumed State and Local Tax Rate instead of the rate applicable for U.S. federal income tax purposes.

“State and Local Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability; provided that, for purposes of determining the State and Local Tax Detriment, each of the Actual Tax Liability and the Hypothetical Tax Liability shall be calculated using the Assumed State and Local Tax Rate instead of the rate applicable for U.S. federal income tax purposes.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Tax Benefit Payment” has the meaning set forth in Section 3.1(b) of this Agreement.

“Tax Benefit Payment Schedule” has the meaning set forth in Section 2.2 of this Agreement.

“Tax Proceeding” has the meaning set forth in Section 6.1 of this Agreement.

“Tax Receivable Agreements” means this Agreement and any Post-IPO TRA.

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“Tax Return” means any return, declaration, report or similar statement required to be filed with respect to Taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code (which, for the avoidance of doubt, may include a period of less than twelve (12) months for which a Tax Return is made), ending on or after the IPO Date.

“Taxes” means any and all U.S. federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits, and any interest related to such Tax.

“Taxing Authority” means the IRS and any federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“TRA Holder” means each of those Persons set forth on Schedule A and their respective successors and permitted assigns pursuant to Section 7.6(a).

“Transferor” has the meaning set forth in Section 7.12(b) of this Agreement.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant Taxable Year.

“Units” has the meaning set forth in the Ranger LLC Agreement.

“Valuation Assumptions” means, as of an Early Termination Date,  the assumptions that:

(i)            in each Taxable Year ending on or after such Early Termination Date, or following a Change of Control, as applicable, the Corporate Taxpayer will have taxable income sufficient to fully utilize the deductions arising from all Basis Adjustments and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions, further assuming such future Tax Benefit Payments would be paid on the due date, without extensions, for filing the Corporate Taxpayer Return for the applicable Taxable Year) in which such deductions would become available;

(ii)           any loss or credit carryovers generated by deductions or losses arising from any Basis Adjustment or Imputed Interest (including such Basis Adjustment and Imputed Interest generated as a result of payments under this Agreement) that are available in the Taxable Year that includes the Early Termination Date will be utilized by the Corporate Taxpayer ratably in each Taxable Year over the five Taxable Years beginning with the Taxable Year that includes the Early Termination Date;

(iii)          the U.S. federal, state and local income and franchise tax rates that will be in effect for each Taxable Year ending on or after such Early Termination Date will be

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those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date except to the extent any change to such tax rates for such Taxable Year have already been enacted into law;

(iv)          any non-amortizable Reference Assets to which any Basis Adjustment is attributable will be disposed of in a fully taxable transaction for U.S. federal income tax purposes on the fifth anniversary of the Early Termination Date for an amount sufficient to fully utilize the Basis Adjustment with respect to such non-amortizable Reference Asset; provided, that in the event of a Change in Control which includes a taxable sale of such non-amortizable Reference Asset (including the sale of all of the equity interests in an entity classified as a partnership or disregarded entity that directly or indirectly owns such non-amortizable Reference Asset), such non-amortizable Reference Asset shall be deemed disposed of at the time of the Change in Control; and

(v)           if, at the Early Termination Date, there are Units that have not been transferred in an Exchange, then all Units shall be deemed to be transferred pursuant to the Redemption Right effective on the Early Termination Date.

Section 1.2           Other Definitional and Interpretative Provisions.  The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.  “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof.  References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II
DETERMINATION OF CERTAIN REALIZED TAX BENEFITS

Section 2.1           Exchange Schedules.  Within ninety (90) calendar days after the filing of the Corporate Taxpayer Return for each Taxable Year in which any Exchange has been effected by a TRA Holder, the Corporate Taxpayer shall deliver to each Agent a schedule (the “Exchange Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, including with respect to each TRA Holder participating in any Exchange during such Taxable Year, (i) the Basis Adjustments with respect to the Reference Assets as a result of the Exchanges effected by such TRA Holder in such Taxable Year and (ii) the period (or periods) over which such Basis Adjustments are amortizable and/or depreciable.

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Section 2.2           Tax Benefit Payment Schedules.

(a)          Within ninety (90) calendar days after the filing of the Corporate Taxpayer Return for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, the Corporate Taxpayer shall provide to each Agent: (i) a schedule showing, in reasonable detail, (A) the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year, (B) the portion of the Net Tax Benefit, if any, that is Attributable to each TRA Holder who has participated in any Exchange, (C) the Accrued Amount with respect to any such Net Tax Benefit that is Attributable to such TRA Holder, (D) the Tax Benefit Payment due to each such TRA Holder, and (E) the portion of such Tax Benefit Payment that the Corporate Taxpayer intends to treat as Imputed Interest (a “Tax Benefit Payment Schedule”), (ii) a reasonably detailed calculation by the Corporate Taxpayer of the Hypothetical Tax Liability, (iii) a reasonably detailed calculation by the Corporate Taxpayer of the Actual Tax Liability, (iv) a copy of the Corporate Taxpayer Return for such Taxable Year, and (v) any other work papers reasonably requested by any Agent.  In addition, the Corporate Taxpayer shall allow each Agent reasonable access at no cost to the appropriate representatives of the Corporate Taxpayer in connection with a review of such Tax Benefit Payment Schedule.  The Tax Benefit Payment Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b)          For purposes of calculating the Realized Tax Benefit or Realized Tax Detriment for any Taxable Year, carryovers or carrybacks of any U.S. federal income Tax item attributable to the Basis Adjustments, Imputed Interest, and any Post-IPO TRA Benefits shall be considered to be subject to the rules of the Code and the Treasury Regulations, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type.  If a carryover or carryback of any U.S. federal income Tax item includes a portion that is attributable to the Basis Adjustment, Imputed Interest, or any Post-IPO TRA Benefits and another portion that is not so attributable, such respective portions shall be considered to be used in accordance with the “with and without” methodology.  The parties agree that (i) any payment under this Agreement (to the extent permitted by law and other than amounts accounted for as Imputed Interest) will be treated as a subsequent upward adjustment to the purchase price of the relevant Units and will have the effect of creating additional Basis Adjustments to Reference Assets for the Corporate Taxpayer in the year of payment, and (ii) as a result, such additional Basis Adjustments will be incorporated into the current year calculation and into future year calculations, as appropriate.

Section 2.3           Procedure; Amendments.

(a)          An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the first date on which the Agent has received the applicable Schedule or amendment thereto unless (i) the Agent, within thirty (30) calendar days after receiving an applicable Schedule or amendment thereto, provides the Corporate Taxpayer with notice of a material objection to such Schedule (“Objection Notice”) made in good faith or (ii) the Agent provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto becomes binding on the date the waiver has been received by the Corporate Taxpayer.  If the Corporate Taxpayer and the Agent, for any reason, are unable to successfully resolve the issues raised in an Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of such Objection

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Notice, the Corporate Taxpayer and the Agent shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes procedures under Section 7.9, as applicable.

(b)          The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to the Agent, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other Tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Corporate Taxpayer Return filed for such Taxable Year or (vi) to adjust an Exchange Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”).  The Corporate Taxpayer shall provide an Amended Schedule to each Agent within sixty (60) calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence.  For the avoidance of doubt, in the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a), the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs.

Section 2.4           Section 754 Election. In its capacity as the sole managing member of Ranger LLC, the Corporate Taxpayer will ensure that, on and after the date hereof and continuing throughout the term of this Agreement, Ranger LLC and any of its eligible Subsidiaries will have in effect an election pursuant to Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law).

ARTICLE III
TAX BENEFIT PAYMENTS

Section 3.1           Payments.

(a)          Within five (5) Business Days after a Tax Benefit Payment Schedule delivered to the Agent becomes final in accordance with Section 2.3(a), the Corporate Taxpayer shall pay to each TRA Holder the Tax Benefit Payment in respect of such TRA Holder determined pursuant to Section 3.1(b) for such Taxable Year.  Each such payment shall be made by check, by wire transfer of immediately available funds to the bank account previously designated by such TRA Holder to the Corporate Taxpayer, or as otherwise agreed by the Corporate Taxpayer and such TRA Holder.  For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated Tax payments, including, without limitation, U.S. federal or state estimated income Tax payments.

(b)          A “Tax Benefit Payment” in respect of a TRA Holder for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit Attributable to such TRA Holder and the Accrued Amount with respect thereto.  The “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over the sum of (i) the total amount of payments previously made under this Section 3.1 (excluding payments attributable to Accrued Amounts)

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and (ii) the total amount of Tax Benefit Payments previously made under the corresponding provision of any Post-IPO TRA; provided, for the avoidance of doubt, that no TRA Holder shall be required to return any portion of any previously made Tax Benefit Payment.  Subject to Section 3.3, the portion of the Net Tax Benefit for a Taxable Year that is “Attributable” to a TRA Holder is the portion of such Net Tax Benefit that it is derived from any Basis Adjustment or Imputed Interest that is attributable to the Units acquired or deemed acquired by the Corporate Taxpayer in an Exchange undertaken by or with respect to such TRA Holder.  The “Accrued Amount” with respect to any portion of a Net Tax Benefit Attributable to a TRA Holder shall equal an amount determined in the same manner as interest on such portion of the Net Tax Benefit Attributable to a TRA Holder for a Taxable Year calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return for such Taxable Year until the Payment Date.  For the avoidance of doubt, for Tax purposes, the Accrued Amount shall not be treated as interest but shall instead be treated as additional consideration for the acquisition of Units in an Exchange unless otherwise required by law.

(c)           Notwithstanding any provision of this Agreement to the contrary, unless a TRA Holder elects for the provisions of this Section 3.1(c) not to apply to any Exchange by notifying the Corporate Taxpayer in writing on or before the due date for providing the Exchange Notice with respect to such Exchange (or, with respect to an Exchange in connection with the IPO, on or before the IPO Date),  the aggregate Tax Benefit Payments to be made to such TRA Holder with respect to any Exchange shall be limited to (i) 50%, or such other percentage such TRA Holder elects to apply by notifying the Corporate Taxpayer in writing on or before the due date for providing the Exchange Notice with respect to such Exchange (or, with respect to an Exchange in connection with the IPO, on or before the IPO Date), of (ii) the amount equal to the sum of (A) any cash, excluding any Tax Benefit Payments, received by such TRA Holder in such Exchange and (B) the aggregate Market Value of the Class A Shares received by such TRA Holder in such Exchange, provided, for the avoidance of doubt, that such amount shall not include any Imputed Interest with respect to such Exchange.

Section 3.2           No Duplicative Payments.  It is intended that the provisions of this Agreement will not result in duplicative payment of any amount (including interest) required under the Tax Receivable Agreements.  It is also intended that the provisions of the Tax Receivable Agreements will result in 85% of the Cumulative Net Realized Tax Benefit, and the Accrued Amount thereon, being paid to the Persons to whom payments are due pursuant to the Tax Receivable Agreements.  The provisions of this Agreement shall be construed in the appropriate manner to achieve these fundamental results.

Section 3.3           Pro Rata Payments; Coordination of Benefits with Other Tax Receivable Agreements.

(a)          Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate amount of the Corporate Taxpayer’s tax benefit subject to the Tax Receivable Agreements is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income in such Taxable Year to fully utilize available deductions and other attributes:

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(i)    the limitation on the tax benefit for the Corporate Taxpayer shall first be allocated among the Tax Receivable Agreements as follows: (A) first among any Post-IPO TRAs (and then among all Persons eligible for payments thereunder in the manner set forth in such Post-IPO TRAs) and (B) then, to the extent of any remaining limitation on tax benefit for the Corporate Taxpayer after the application of clause (A), to this Agreement (and then among all TRA Holders as set forth in Section 3.3(a)(ii) below) (for the avoidance of doubt, for purposes of this Section 3.3(a)(i), it is intended that in calculating the Corporate Taxpayer’s tax benefit subject to the Tax Receivable Agreements, any available taxable income of the Corporate Taxpayer be first allocated to this Agreement and any remaining available taxable income will then be allocated to any Post-IPO TRA); and

(ii)   if any part of the limitation on the tax benefit is allocated to this Agreement, such allocated limitation shall be further allocated among all TRA Holders in proportion to the respective portion of the Net Tax Benefit that would have been Attributable to each such TRA Holder in such Taxable Year under this Agreement if the Corporate Taxpayer had sufficient taxable income in such Taxable Year so that there was no such limitation; provided that if any portion of the Net Tax Benefit for such Taxable Year results from the carryback of a loss or other Tax item to such Taxable Year from a later Taxable Year (for the avoidance of doubt, carrybacks of losses and other Tax items from more than one later Taxable Year shall be used in the order prescribed in the applicable rules of the Code and the Treasury Regulations), no part of the limitation shall be allocated to the tax benefits set forth on the Schedule prior to its amendment to reflect the carryback and any limitation shall instead be applied to the tax benefits carried back and such limitation shall be further allocated among all TRA Holders in proportion to the respective portion of the Net Tax Benefit that would have been Attributable to each such TRA Holder in the Taxable Year in which such carried back losses or other Tax items arose under this Agreement if the Corporate Taxpayer had sufficient taxable income in such Taxable Year so that there was no such limitation.

(b)          After taking into account Section 3.3(a), if for any reason the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under the Tax Receivable Agreements in respect of a particular Taxable Year, then, (i) the Corporate Taxpayer will pay the same proportion of each Tax Benefit Payment due to each Person to whom a payment is due under each of the Tax Receivable Agreements in respect of such Taxable Year, without favoring one obligation over the other, and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full.

(c)           To the extent the Corporate Taxpayer makes a payment to a TRA Holder in respect of a particular Taxable Year under Section 3.1(a) of this Agreement (taking into account Section 3.3(a) and Section 3.3(b), but excluding payments attributable to Accrued Amounts) in an amount in excess of the amount of such payment that should have been made to such TRA Holder in respect of such Taxable Year, then (i) such TRA Holder shall not receive further payments under Section 3.1(a) until such TRA Holder has foregone an amount of payments equal to such excess and (ii) the Corporate Taxpayer will pay the amount of such TRA Holder’s foregone payments to the other Persons to whom a payment is due under the Tax Receivable Agreements in a manner such that each such Person to whom a payment is due under the Tax Receivable Agreements, to the maximum extent possible, receives aggregate payments under Section 3.1(a) or the comparable

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section of the other Tax Receivable Agreement(s), as applicable (in each case, taking into account Section 3.3(a) and Section 3.3(b) or the comparable section of the other Tax Receivable Agreement(s), but excluding payments attributable to Accrued Amounts) in the amount it would have received if there had been no excess payment to such TRA Holder.

(d)          The parties hereto agree that the parties to any Post-IPO TRA are expressly made third party beneficiaries of the provisions of this Section 3.3.

(e)           A Post-IPO TRA shall be included in the definition of Tax Receivable Agreements for purposes of this Section 3.3 only if such Post-IPO TRA does not provide otherwise.

ARTICLE IV
TERMINATION

Section 4.1           Early Termination at Election of the Corporate Taxpayer.  The Corporate Taxpayer may terminate this Agreement at any time by paying to each TRA Holder the Early Termination Payment due to such TRA Holder pursuant to Section 4.5(b) (such termination, an “Early Termination”); provided that the Corporate Taxpayer may withdraw any notice of exercise of its termination rights under this Section 4.1 prior to the time at which any Early Termination Payment has been paid.  Upon payment of the Early Termination Payments by the Corporate Taxpayer, the Corporate Taxpayer shall not have any further payment obligations under this Agreement, other than for any Tax Benefit Payment previously due and payable but unpaid as of the Early Termination Notice and, except to the extent included in the Early Termination Payment, any Tax Benefit Payment due for any Taxable Year ending prior to, with or including the Early Termination Date.  Upon payment of all amounts provided for in this Section 4.1, this Agreement shall terminate.

Section 4.2           Early Termination upon Change of Control.  In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control and shall include, but not be limited to the following: (a) payment of the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the effective date of a Change of Control, (b) payment of any Tax Benefit Payment previously due and payable but unpaid as of the Early Termination Notice, and (c) except to the extent included in the Early Termination Payment or if included as a payment under clause (b) of this Section 4.2, payment of any Tax Benefit Payment due for any Taxable Year ending prior to, with or including the effective date of a Change of Control.  In the event of a Change of Control, the Early Termination Payment shall be calculated utilizing the Valuation Assumptions and by substituting in each case the terms “the closing date of a Change of Control” for an “Early Termination Date.”

Section 4.3           Breach of Agreement.

(a)          In the event that the Corporate Taxpayer breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment within three (3) months of the date when due, as a result of failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code or otherwise, then if the Majority TRA Holders so elect, such breach shall

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be treated as an Early Termination.  Upon such election, all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but shall not be limited to, (i) the Early Termination Payment calculated as if an Early Termination Notice had been delivered on the date of a breach, (ii) any Tax Benefit Payment previously due and payable but unpaid as of the date of the breach, and (iii) except to the extent included in the Early Termination Payment or if included as a payment under clause (ii) of this Section 4.3(a), any Tax Benefit Payment due for any Taxable Year ending prior to, with or including the date of breach.  Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches this Agreement, if the Majority TRA Holders do not elect to treat such breach as an Early Termination pursuant to this Section 4.3(a), the TRA Holders shall be entitled to seek specific performance of the terms hereof.

(b)          The parties agree that the failure of the Corporate Taxpayer to make any payment due pursuant to this Agreement within three (3) months of the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement, and that it shall not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due.  Notwithstanding anything in this Agreement to the contrary, except in the case of an Early Termination Payment or any payment treated as an Early Termination Payment, it shall not be a breach of this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer has insufficient funds to make such payment; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporate Taxpayer does not have sufficient cash to make such payment as a result of limitations imposed by any existing credit agreement to which Ranger LLC or any Subsidiary of Ranger LLC is a party, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate); and provided further that it shall be a breach of this Agreement, and the provisions of Section 4.3(a) shall apply as of the original due date of the Tax Benefit Payment, if the Corporate Taxpayer makes any distribution of cash or other property to its stockholders while any Tax Benefit Payment is due and payable but unpaid.

Section 4.4           Early Termination Notice.  If the Corporate Taxpayer chooses to exercise its right of early termination under Section 4.1 above, the Corporate Taxpayer shall deliver to the Agent notice of such intention to exercise such right (the “Early Termination Notice”).  Upon delivery of the Early Termination Notice or the occurrence of an event described in Section 4.2 or Section 4.3(a), the Corporate Taxpayer shall deliver (i) a schedule showing in reasonable detail the calculation of the Early Termination Payment (the “Early Termination Schedule”) and (ii) any other work papers related to the calculation of the Early Termination Payment reasonably requested by the Agent.  In addition, the Corporate Taxpayer shall allow the Agent reasonable access at no cost to the appropriate representatives of the Corporate Taxpayer in connection with a review of such Early Termination Schedule.  The Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which the Agent has received such Schedule or amendment thereto unless (x) the Agent, within thirty (30) calendar days after receiving the Early Termination Schedule, provides the Corporate Taxpayer with notice of a material objection to such Schedule made in good faith (“Material Objection Notice”) or (y) the Agent provides a written waiver of such right of a Material Objection Notice within the period described in clause (x) above, in which case such Schedule becomes binding on the date the waiver from the Agent has been received by the Corporate Taxpayer (the “Early Termination

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Effective Date”).  If the Corporate Taxpayer and the Agent, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the Agent shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes procedures under Section 7.9, as applicable.

Section 4.5           Payment upon Early Termination.

(a)          Subject to its right to withdraw any notice of Early Termination pursuant to Section 4.1, within three (3) Business Days after the Early Termination Effective Date, the Corporate Taxpayer shall pay to each TRA Holder its Early Termination Payment.  Each such payment shall be made by check, by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Holder, or as otherwise agreed by the Corporate Taxpayer and such TRA Holder.

(b)          A TRA Holder’s “Early Termination Payment” as of the Early Termination Date shall equal with respect to each TRA Holder, the present value, discounted at the Early Termination Rate as of the Early Termination Effective Date, of all Tax Benefit Payments that would be required to be paid by the Corporate Taxpayer to such TRA Holder beginning from the Early Termination Date and assuming that the Valuation Assumptions are applied.

ARTICLE V
SUBORDINATION AND LATE PAYMENTS

Section 5.1           Subordination.  Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment, Early Termination Payment or any payment pursuant to Section 4.2 resulting from a Change of Control or any payment pursuant to Section 5.2 shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (such obligations, “Senior Obligations”) and shall rank pari passu with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations.  For the avoidance of doubt, notwithstanding the above, the determination of whether it is a breach of this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment or other payment under this Agreement when due is governed by Section 4.3(b). To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the TRA Holders and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations.

Section 5.2           Late Payments by the Corporate Taxpayer.  The amount of all or any portion of any Tax Benefit Payment, Early Termination Payment or any other payment under this Agreement not made to any TRA Holder when due under the terms of this Agreement, whether as a result of Section 5.1 and the terms of the Senior Obligations or otherwise, shall be payable together with any interest thereon, computed at the Default Rate (or, if so provided in Section 4.3(b), at the Agreed Rate) and commencing from the date on which such Tax Benefit Payment, Early Termination Payment or any other payment under this Agreement was due and payable.

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ARTICLE VI
NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1           Participation in the Corporate Taxpayer’s and Ranger LLC’s Tax Matters.  Except as otherwise provided herein or in the Ranger LLC Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all Tax matters concerning the Corporate Taxpayer and Ranger LLC, including without limitation preparing, filing or amending any Tax Return and defending, contesting or settling any issue pertaining to Taxes.  Notwithstanding the foregoing, the Corporate Taxpayer (i) shall notify the Agent of, and keep the Agent reasonably informed with respect to, the portion of any audit, examination, or any other administrative or judicial proceeding (a “Tax Proceeding”) of the Corporate Taxpayer or Ranger LLC by a Taxing Authority the outcome of which is reasonably expected to affect the rights and obligations of the TRA Holders under this Agreement, (ii) shall provide the Agent with reasonable opportunity to provide information and other input to the Corporate Taxpayer, Ranger LLC and their respective advisors concerning the conduct of any such portion of a Tax Proceeding, provided, however, that the Corporate Taxpayer shall not settle or otherwise resolve any part of a Tax Proceeding described in the previous clause that relates to a Basis Adjustment or the deduction of Imputed Interest without the consent of the Agent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further, that the Corporate Taxpayer and Ranger LLC shall not be required to take any action, or refrain from taking any action, that is inconsistent with any provision of the Ranger LLC Agreement.

Section 6.2           Consistency.  Unless there is a Determination to the contrary, the Corporate Taxpayer and each of the TRA Holders agree to report, and to cause their respective Subsidiaries to report, for all purposes, including U.S. federal, state and local Tax purposes and financial reporting purposes, all Tax-related items (including, without limitation, the Basis Adjustments and each Tax Benefit Payment), but, for financial reporting purposes, only in respect of items that are not explicitly characterized as “deemed” or in a similar manner by the terms of this Agreement, in a manner consistent with the description of any Tax characterization herein (including as set forth in Section 2.2(b) and Section 3.1(b) and any Schedule required to be provided by or on behalf of the Corporate Taxpayer under this Agreement), as finally determined pursuant to Section 2.3.  If the Corporate Taxpayer and any TRA Holder, for any reason, are unable to successfully resolve any disagreement concerning such treatment within thirty (30) calendar days, the Corporate Taxpayer and such TRA Holder shall employ the Reconciliation Procedures under Section 7.10 or Resolution of Disputes procedures under Section 7.9, as applicable.

Section 6.3           Cooperation.  Each TRA Holder shall (i) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any Tax Proceeding, (ii) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter.  The Corporate Taxpayer shall reimburse each TRA Holder for any reasonable third-party costs and expenses incurred pursuant to this Section 6.3.

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ARTICLE VII
MISCELLANEOUS

Section 7.1           Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (i) on the date of delivery if delivered personally, or by facsimile upon confirmation of transmission by the sender’s fax machine if sent on a Business Day (or otherwise on the next Business Day) or (ii) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer, to:

Ranger Energy Services, Inc.

800 Gessner Street, Suite 1000

Houston, TX 77024Attention: Darron M. Anderson

with a copy (which shall not constitute notice to the Corporate Taxpayer) to:

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, TX 77002

Facsimile: (713) 615-5725

Attention: Douglas E. McWilliams

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, TX 77002

Facsimile: (713) 615-5862

Attention: Julian J. Seiguer

If to Agent, to:

CSL Capital Management, LLC

1000 Louisiana Street, Suite 3850

Houston, Texas 77002

Facsimile: (281) 946-8967

Attention: Gerald Cimador

If to a TRA Holder, other than an Agent, that is or was a partner in Ranger LLC, to:

The address set forth in the records of Ranger LLC.

Any party may change its address or fax number by giving the other party written notice of its new address or fax number in the manner set forth above.

Section 7.2           Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become

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effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3           Entire Agreement; No Third Party Beneficiaries.  This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except as expressly provided in Section 3.3.

Section 7.4           Governing Law.  This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5           Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6           Successors; Assignment.

(a)          No TRA Holder may assign this Agreement to any Person without the prior written consent of the Corporate Taxpayer; provided, however, that:

(i)    to the extent Units are transferred in accordance with the terms of the Ranger LLC Agreement, the transferring TRA Holder shall have the option to assign to the transferee of such Units the transferring TRA Holder’s rights under this Agreement with respect to such transferred Units as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer, agreeing to become a “TRA Holder” for all purposes of this Agreement, and

(ii)   the right to receive any and all payments payable or that may become payable to a TRA Holder pursuant to this Agreement that, once an Exchange has occurred, arise with respect to the Units transferred in such Exchange, may be assigned to any Person or Persons as long as any such Person has executed and delivered, or, in connection with such assignment, executes and delivers, a joinder to this Agreement, in form and substance

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reasonably satisfactory to the Corporate Taxpayer, agreeing to be bound by Section 7.13 and acknowledging specifically the terms of Section 7.6(b).

For the avoidance of doubt, if a TRA Holder transfers Units but does not assign to the transferee of such Units the rights of such TRA Holder under this Agreement with respect to such transferred Units, such TRA Holder shall continue to be entitled to receive the Tax Benefit Payments, if any, due hereunder with respect to, including any Tax Benefit Payments arising in respect of a subsequent Exchange of, such Units.

(b)          Notwithstanding the foregoing provisions of this Section 7.6, no assignee described in Section 7.6(a)(ii) shall have any rights under this Agreement except for the right to enforce its right to receive payments under this Agreement.

(c)           The Person designated as the Agent may not be changed without the prior written consent of the Corporate Taxpayer and TRA Holders who would be entitled to receive more than fifty percent (50%) of the aggregate amount of the Early Termination Payments payable to all TRA Holders hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Exchange prior to such amendment (excluding, for purposes of this sentence, all payments made to any TRA Holder pursuant to this Agreement since the date of such most recent Exchange).

(d)          Except as otherwise specifically provided herein, all of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives.  The Corporate Taxpayer shall cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place.

Section 7.7           Amendments; Waivers.  No provision of this Agreement may be amended unless such amendment is approved in writing by each of the Corporate Taxpayer and the Majority TRA Holders; provided, however, that no such amendment shall be effective if such amendment would have a disproportionate effect on the payments certain TRA Holders will or may receive under this Agreement unless all such disproportionately affected TRA Holders consent in writing to such amendment.

Section 7.8           Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.9           Resolution of Disputes.

(a)          Any and all disputes which are not governed by Section 7.10, including any ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this Section 7.9 and Section 7.10) (each a “Dispute”) shall be governed by this Section 7.9.  The parties hereto shall attempt in good faith to

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resolve all Disputes by negotiation.  If a Dispute between the parties hereto cannot be resolved in such manner, such Dispute shall be finally settled by arbitration conducted by a single arbitrator in accordance with the then-existing rules of arbitration of the American Arbitration Association. If the parties to the Dispute fail to agree on the selection of an arbitrator within ten (10) calendar days of the receipt of the request for arbitration, the American Arbitration Association shall make the appointment. The arbitrator shall be a lawyer admitted to the practice of law in a U.S. state, or a nationally recognized expert in the relevant subject matter, and shall conduct the proceedings in the English language.  Performance under this Agreement shall continue if reasonably possible during any arbitration proceedings.  In addition to monetary damages, the arbitrator shall be empowered to award equitable relief, including an injunction and specific performance of any obligation under this Agreement.  The arbitrator is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute.  The award shall be the sole and exclusive remedy between the parties regarding any claims, counterclaims, issues, or accounting presented to the arbitral tribunal.  Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.

(b)          Notwithstanding the provisions of Section 7.9(a), the Corporate Taxpayer may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling a party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this Section 7.9(b), the Agent and each TRA Holder (i) expressly consents to the application of Section 7.9(c) to any such action or proceeding, (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate, and (iii) irrevocably appoints the Corporate Taxpayer as agent of such party for service of process in connection with any such action or proceeding and agrees that service of process upon such agent, who shall promptly advise such party in writing of any such service of process, shall be deemed in every respect effective service of process upon such party in any such action or proceeding.

(c)           EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY FEDERAL COURT OF THE DISTRICT OF DELAWARE OR THE DELAWARE COURT OF CHANCERY FOR THE PURPOSE OF ANY JUDICIAL PROCEEDING BROUGHT IN ACCORDANCE WITH THE PROVISIONS OF PARAGRAPH (B) OF THIS SECTION 7.9 OR ANY JUDICIAL PROCEEDING ANCILLARY TO AN ARBITRATION OR CONTEMPLATED ARBITRATION ARISING OUT OF OR RELATING TO OR CONCERNING THIS AGREEMENT.  Such ancillary judicial proceedings include any suit, action or proceeding to compel arbitration, to obtain temporary or preliminary judicial relief in aid of arbitration, or to confirm an arbitration award.  The parties acknowledge that the fora designated by this Section 7.9(c) have a reasonable relation to this Agreement, and to the parties’ relationship with one another.

(d)          The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in Section 7.9(c) and such parties agree not to plead or claim the same.

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Section 7.10         Reconciliation.  In the event that any Agent or any TRA Holder (as applicable, the “Disputing Party”) and the Corporate Taxpayer are unable to resolve a disagreement with respect to the calculations required to produce the schedules described in Section 2.3, Section 4.4 and Section 6.2 (but not, for the avoidance doubt, with respect to any legal interpretation with respect to such provisions or schedules) within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to the Expert.  The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the Disputing Party agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer or the Disputing Party or other actual or potential conflict of interest.  If the parties are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the American Arbitration Association.  The Expert shall resolve (a) any matter relating to the Exchange Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days, (b) any matter relating to a Tax Benefit Payment Schedule or an amendment thereto within fifteen (15) calendar days , and (c) any matter related to treatment of any tax-related item as contemplated in Section 6.2 within fifteen (15) calendar days, or, in each case, as soon thereafter as is reasonably practicable after such matter has been submitted to the Expert for resolution.  Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, any portion of such payment that is not under dispute shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution.  The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence.  The Corporate Taxpayer and the Disputing Party shall each bear its own costs and expenses of such proceeding, unless (i) the Expert adopts such Disputing Party’s position, in which case the Corporate Taxpayer shall reimburse such Disputing Party for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case such Disputing Party shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding.  Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.10 shall be decided by the Expert.  The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.10 shall be binding on the Corporate Taxpayer and its Subsidiaries and the Disputing Party and may be entered and enforced in any court having jurisdiction.

Section 7.11         Withholding.  The Corporate Taxpayer shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of U.S. federal, state, local or non-U.S. tax law; provided, that, the Corporate Taxpayer shall use commercially reasonable efforts to notify any applicable TRA Holder of its intent to withhold at least ten (10) Business Days prior to withholding such amounts.  To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant TRA Holder.  The Corporate Taxpayer shall provide evidence of such

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payment to the relevant TRA Holder upon such TRA Holder’s written request, to the extent that such evidence is available.

Section 7.12         Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a)          If the Corporate Taxpayer is or becomes a member of a combined, consolidated, affiliated or unitary group that files a consolidated, combined or unitary income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of U.S. state or local Tax law, then: (i) the provisions of this Agreement shall be applied with respect to the relevant group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated (or combined or unitary, where applicable) taxable income, gain, loss, deduction and attributes of the relevant group as a whole.

(b)          If the Corporate Taxpayer (or any other entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder), Ranger LLC or any of Ranger LLC’s direct or indirect Subsidiaries that is treated as a partnership or disregarded entity for U.S. federal income tax purposes (but only to the extent such Subsidiaries are not held through any entity treated as a corporation for U.S. federal income tax purposes) (a “Transferor”) transfers one or more Reference Assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) with which the Transferor does not file a consolidated Tax Return pursuant to Section 1501 of the Code, the Transferor, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment (e.g., calculating the gross income of the entity and determining the Realized Tax Benefit of such entity) due hereunder, shall be treated as having disposed of such Reference Assets in a fully taxable transaction on the date of such contribution.  The consideration deemed to be received by the Transferor shall be equal to the fair market value of the transferred Reference Assets, plus, without duplication, (i) the amount of debt to which any such Reference Asset is subject, in the case of a transfer of an encumbered Reference Asset or (ii) the amount of debt allocated to any such Reference Asset, in the case of a contribution of a partnership interest. For purposes of this Section 7.12(b), a transfer of a partnership interest shall be treated as a transfer of the Transferor’s share of each of the assets and liabilities of that partnership.

Section 7.13         Confidentiality.

(a)          Each Agent and each of its assignees and each TRA Holder and each of such TRA Holder’s assignees acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any Person any confidential matters, acquired pursuant to this Agreement, of the Corporate Taxpayer and its Affiliates and successors, concerning Ranger LLC and its Affiliates and successors or the TRA Holders, learned by the Agent or any TRA Holder heretofore or hereafter.  This Section 7.13 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the Agent or a TRA Holder in violation of this Agreement) or is generally known to the business

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community and (ii) the disclosure of information (A) as may be proper in the course of performing such TRA Holder’s obligations, or monitoring or enforcing such TRA Holder’s rights, under this Agreement, (B) as part of such TRA Holder’s normal reporting, rating or review procedure (including normal credit rating and pricing process), or in connection with such TRA Holder’s or such TRA Holder’s Affiliates’ normal fund raising, financing, marketing, informational or reporting activities, or to such TRA Holder’s (or any of its Affiliates’) or its direct or indirect owners or Affiliates, auditors, accountants, employees, attorneys or other agents, (C) to any bona fide prospective assignee of such TRA Holder’s rights under this Agreement, or prospective merger or other business combination partner of such TRA Holder, provided that such assignee or merger partner agrees to be bound by the provisions of this Section 7.13, (D) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or governmental body, or by subpoena, summons or legal process, or by law, rule or regulation; provided that any TRA Holder required to make any such disclosure to the extent legally permissible shall provide the Corporate Taxpayer prompt notice of such disclosure, or to regulatory authorities or similar examiners conducting regulatory reviews or examinations (without any such notice to the Corporate Taxpayer), or (E) to the extent necessary for a TRA Holder or its direct or indirect owners to prepare and file its Tax Returns, to respond to any inquiries regarding such Tax Returns from any Taxing Authority or to prosecute or defend any Tax Proceeding with respect to such Tax Returns.  Notwithstanding anything to the contrary herein, each Agent (and each employee, representative or other agent of such Agent or its assignees, as applicable) and each TRA Holder and each of its assignees (and each employee, representative or other agent of such TRA Holder or its assignees, as applicable) may disclose to any and all Persons, without limitation of any kind, the Tax treatment and Tax structure of the Corporate Taxpayer, Ranger LLC, the Agent, the TRA Holders and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other Tax analyses) that are provided to the Agent or any TRA Holder relating to such Tax treatment and Tax structure.

(b)          If the Agent or an assignee or a TRA Holder or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.13, the Corporate Taxpayer shall have the right and remedy to have the provisions of this Section 7.13 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to the Corporate Taxpayer or any of its Subsidiaries or the TRA Holders and that money damages alone shall not provide an adequate remedy to such Persons.  Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.14         No More Favorable Terms.  None of the Corporate Taxpayer nor any of its Subsidiaries shall enter into any additional agreement providing rights similar to this Agreement to any Person (including any agreement pursuant to which the Corporate Taxpayer is obligated to pay amounts with respect to tax benefits resulting from any increases in Tax basis, net operating losses or other tax attributes to which the Corporate Taxpayer becomes entitled as a result of a transaction) if such agreement provides terms that are more favorable to the counterparty under such agreement than those provided to the TRA Holders under this Agreement; provided, however, that the Corporate Taxpayer (or any of its Subsidiaries) may enter into such an agreement if this Agreement is amended to make such more favorable terms available to the TRA Holders.

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Section 7.15         Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Holder reasonably believes that the existence of this Agreement (a) could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Holder upon any Exchange that as of the date of this Agreement would be treated as capital gain to instead be treated as ordinary income (or to be otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or (b) would have other material adverse tax consequences to such TRA Holder and/or its direct or indirect owners, then, in either case, at the election of such TRA Holder and to the extent specified by such TRA Holder, this Agreement, (x) shall cease to have further effect, (y) shall not apply to an Exchange by such TRA Holder occurring after a date specified by it, or (z) shall otherwise be amended in a manner determined by such TRA Holder to waive any benefits to which such TRA Holder would otherwise be entitled under this Agreement, provided that such amendment shall not result in an increase in or acceleration of payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Corporate Taxpayer, the Agent and the TRA Holders have duly executed this Agreement as of the date first written above.

CORPORATE TAXPAYER:

RANGER ENERGY SERVICES, INC.

By:	/s/ Robert S. Shaw Jr.
	Name:	Robert S. Shaw Jr.
	Title:	Chief Financial Officer

Signature Page to Tax Receivable Agreement

AGENT:

CSL Capital Management, LLC

By:	/s/ Gerald Cimador
	Name:	Gerald Cimador
	Title:	Chief Financial Officer

[The signatures of the TRA Holders are attached in Schedule A.]

Signature Page to Tax Receivable Agreement

SCHEDULE A

TRA HOLDERS

Schedule A-1

RANGER ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President

TORRENT ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President

CSL ENERGY OPPORTUNITIES FUND II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Managing Member

Signature Page to Tax Receivable Agreement

BAYOU WELL HOLDINGS COMPANY, LLC

By:	/s/ Brett T. Agee
Name:	Brett T. Agee
Title:	President and Chief Executive Officer

Signature Page to Tax Receivable Agreement

Exhibit 6

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”) is made and entered into as of August 16, 2017, by and among Ranger Energy Services, Inc., a Delaware corporation (the “Company”), and each of the other parties listed on the signature pages hereto (the “Initial Holders” and, together with the Company, the “Parties”).

WHEREAS, in connection with, and in consideration of, the transactions contemplated by the Company’s Registration Statement on Form S-1 (File No. 333-218139), the Initial Holders have requested, and the Company has agreed to provide, registration rights with respect to the Registrable Securities (as hereinafter defined) as set forth in this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the Parties hereby agree as follows:

1.                                      Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” of any specified Person means any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control” of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For the avoidance of doubt, for purposes of this Agreement, the Company and the Initial Holders shall not be considered Affiliates of each other.

“Agreement” has the meaning set forth in the preamble.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined under Rule 405.

“Blackout Period” has the meaning set forth in Section 3(o).

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in the State of Texas or the State of New York are authorized or required to be closed by law or governmental action.

“Commission” means the Securities and Exchange Commission or any other federal agency then administering the Securities Act or Exchange Act.

“Common Stock” means Class A Common Stock and the Class B common stock, par value $0.01 per share, of the Company.

“Class A Common Stock” means the Class A common stock, par value $0.01 per share, of the Company.

“Company” has the meaning set forth in the preamble.

“Company Securities” means any equity interest of any class or series in the Company.

“Demand Notice” has the meaning set forth in Section 2(a)(i).

“Demand Registration” has the meaning set forth in Section 2(a)(i).

“Effective Date” means the time and date that a Registration Statement is first declared effective by the Commission or otherwise becomes effective.

“Effectiveness Period” has the meaning set forth in Section 2(a)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Holder” means (i) each Initial Holder unless and until such Initial Holder ceases to hold any Registrable Securities and (ii) any holder of Registrable Securities to whom registration rights conferred by this Agreement have been transferred in compliance with Section 8(e) hereof; provided that any Person referenced in clause (ii) shall be a Holder only if such Person agrees in writing to be bound by and subject to the terms set forth in this Agreement.

“Holder Indemnified Persons” has the meaning set forth in Section 6(a).

“Holder Lock-Up Period” has the meaning set forth in Section 3(q).

“Initial Holders” has the meaning set forth in the preamble.

“Initiating Holder” means the Holder delivering the Demand Notice or the Underwritten Offering Notice, as applicable.

“Lock-Up Period” has the meaning set forth in the underwriting agreement entered into by the Company in connection with the initial underwritten public offering of shares of Class A Common Stock.

“Losses” has the meaning set forth in Section 6(a).

“Minimum Amount” has the meaning set forth in Section 2(a)(i).

“Parties” has the meaning set forth in the preamble.

“Person” means an individual, corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, estate, trust, government (or an agency or subdivision thereof) or other entity of any kind.

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“Piggyback Registration” has the meaning set forth in Section 2(c)(i).

“Piggyback Registration Notice” has the meaning set forth in Section 2(c)(i).

“Piggyback Registration Request” has the meaning set forth in Section 2(c)(i).

“Proceeding” means any action, claim, suit, proceeding or investigation (including a preliminary investigation or partial proceeding, such as a deposition) pending or, to the knowledge of the Company, to be threatened.

“Prospectus” means the prospectus included in a Registration Statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A, Rule 430B or Rule 430C promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Ranger LLC” means RNGR Energy Services, LLC, a Delaware limited liability company.

“Ranger LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of Ranger LLC, dated as of August 16, 2017.

“Registrable Securities” means the Shares; provided, however, that Registrable Securities shall not include: (i) any Shares that have been registered under the Securities Act and disposed of pursuant to an effective Registration Statement or otherwise transferred to a Person that is not entitled to the registration and other rights hereunder; (ii) any Shares that have been sold or transferred by the Holder thereof pursuant to Rule 144 (or any similar provision then in force under the Securities Act) and the transferee thereof does not receive “restricted securities” as defined in Rule 144; (iii) any Shares that cease to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise); and (iv) any Shares that are eligible for resale without restriction and without the need for current public information pursuant to any section of Rule 144 (or any similar provision then in effect) under the Securities Act.

“Registration Expenses” has the meaning set forth in Section 5.

“Registration Statement” means a registration statement of the Company in the form required to register under the Securities Act and other applicable law the resale of the Registrable Securities in accordance with the intended plan of distribution of each Holder of Registrable Securities included therein, and including any Prospectus, amendments and supplements to each such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Requested Underwritten Offering” has the meaning set forth in Section 2(b).

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“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act.

“Rule 405” means Rule 405 promulgated by the Commission pursuant to the Securities Act.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act.

“Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder (except as set forth in Section 5).

“Shares” means (i) the shares of Class A Common Stock held by the Holders as of the date hereof, including the shares of Class A Common Stock that may be delivered in exchange for Units held by the Holders as of the date hereof, and (ii) and any other equity interests of the Company or equity interests in any successor of the Company issued in respect of such shares by reason of or in connection with any stock dividend, stock split, combination, reorganization, recapitalization, conversion to another type of entity or similar event involving a change in the capital structure of the Company. For purposes of this Agreement, a Person shall be deemed to hold Shares, and such Shares shall be deemed to be in existence, whenever such Person has the right to acquire such Shares (upon conversion, exchange or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right other than vesting), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Shares.

“Shelf Registration Statement” means a Registration Statement of the Company filed with the Commission on Form S-3 (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 (or any similar rule that may be adopted by the Commission) covering the Registrable Securities, as applicable.

“Suspension Period” has the meaning set forth in Section 8(b).

“Trading Market” means the principal national securities exchange on which Registrable Securities are listed.

“Underwritten Offering” means an underwritten offering of Class A Common Stock for cash (whether a Requested Underwritten Offering or in connection with a public offering of Class A Common Stock by the Company, stockholders or both), excluding an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form S-4 or S-8 or an offering on any registration statement form that does not permit secondary sales.

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“Underwritten Offering Notice” has the meaning set forth in Section 2(b).

“Underwritten Offering Piggyback Notice” has the meaning set forth in Section 2(c)(ii).

“Underwritten Offering Piggyback Request” has the meaning set forth in Section 2(c)(ii).

“Underwritten Piggyback Offering” has the meaning set forth in Section 2(c)(ii).

“Units” has the meaning given to such term in the Ranger LLC Agreement.

“VWAP” means, as of a specified date and in respect of Registrable Securities, the volume weighted average price for such security on the Trading Market for the five trading days immediately preceding, but excluding, such date.

“WKSI” means a “well known seasoned issuer” as defined under Rule 405.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Sections refer to Sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) unless the context otherwise requires, the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (f) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (g) references to any law or statute shall include all rules and regulations promulgated thereunder, and references to any law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable law or statute; (h) references to any Person include such Person’s successors and permitted assigns; and (i) references to “days” are to calendar days unless otherwise indicated.

2.                                      Registration.

(a)                                 Demand Registration.

(i)                                     At any time after the expiration of the Lock-Up Period, any Holder shall have the option and right, exercisable by delivering a written notice to the Company (a “Demand Notice”), to require the Company to, pursuant to the terms of and subject to the limitations contained in this Agreement, prepare and file with the Commission a Registration Statement registering the offering and sale of the number and type of Registrable Securities on the terms and conditions specified in the Demand Notice, which may include sales on a delayed or continuous basis pursuant to Rule 415 pursuant to a Shelf Registration Statement (a “Demand Registration”). The Demand Notice must set forth the number of Registrable Securities that the Initiating Holder intends to include in such Demand Registration and the intended methods of disposition thereof. Notwithstanding anything to the contrary herein, in no event shall the Company be required to effectuate a Demand Registration unless the Registrable Securities to be

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included therein have an aggregate value, based on the VWAP as of the date of the Demand Notice, of at least $25 million (the “Minimum Amount”).

(ii)                                  Within fifteen Business Days after the receipt of the Demand Notice (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, within forty-five days thereof), the Company shall, subject to the limitations of this Section 2(a), file a Registration Statement in accordance with the terms and conditions of the Demand Notice. The Company shall use all commercially reasonable efforts to cause such Registration Statement to become and remain effective under the Securities Act until all Registrable Securities covered by such Registration Statement have been sold (the “Effectiveness Period”).

(iii)                               Subject to the other limitations contained in this Agreement, the Company is not obligated hereunder to effect (A) a Demand Registration within 90 days after the closing of any Requested Underwritten Offering or (B) a subsequent Demand Registration pursuant to a Demand Notice if a Registration Statement covering all of the Registrable Securities held by the Initiating Holder shall have become and remains effective under the Securities Act and is sufficient to permit offers and sales of the number and type of Registrable Securities on the terms and conditions specified in the Demand Notice in accordance with the intended timing and method or methods of distribution thereof specified in the Demand Notice.

(iv)                              A Holder may withdraw all or any portion of its Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the effectiveness of the applicable Registration Statement. Upon receipt of a notice from a Holder to the effect that the Holder is withdrawing an amount of its Registrable Shares from the Demand Registration such that the remaining amount of Registrable Shares to be included in the Demand Registration is below the Minimum Amount, the Company shall cease all efforts to secure effectiveness of the applicable Registration Statement.

(v)                                 The Company may include in any such Demand Registration other Company Securities for sale for its own account or for the account of any other Person, subject to Section 2(c)(iii).

(vi)                              Subject to the limitations contained in this Agreement, the Company shall effect any Demand Registration on such appropriate registration form of the Commission (A) as shall be selected by the Company and (B) as shall permit the disposition of the Registrable Securities in accordance with the intended method or methods of disposition specified in the Demand Notice; provided that if the Company becomes, and is at the time of its receipt of a Demand Notice, a WKSI, the Demand Registration for any offering and selling of Registrable Securities shall be effected pursuant to an Automatic Shelf Registration Statement, which shall be on Form S-3 or any equivalent or successor form under the Securities Act (if available to the Company). If at any time a Registration Statement on Form S-3 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place.

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(vii)                           Without limiting Section 3, in connection with any Demand Registration pursuant to and in accordance with this Section 2(a), the Company shall (A) promptly prepare and file or cause to be prepared and filed (1) such additional forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents, as may be necessary or advisable to register or qualify the securities subject to such Demand Registration, including under the securities laws of such jurisdictions as the Holders shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would become subject to general service of process or to taxation or qualification to do business in such jurisdiction solely as a result of registration and (2) such forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents as may be necessary to apply for listing or to list the Registrable Securities subject to such Demand Registration on the Trading Market and (B) do any and all other acts and things that may be reasonably necessary or appropriate or reasonably requested by the Holders to enable the Holders to consummate a public sale of such Registrable Securities in accordance with the intended timing and method or methods of distribution thereof.

(viii)                        In the event a Holder transfers Registrable Securities included on a Registration Statement and such Registrable Securities remain Registrable Securities following such transfer, at the request of such Holder, the Company shall amend or supplement such Registration Statement as may be necessary in order to enable such transferee to offer and sell such Registrable Securities pursuant to such Registration Statement; provided that in no event shall the Company be required to file a post-effective amendment to the Registration Statement unless (A) such Registration Statement includes only Registrable Securities held by the Holder, Affiliates of the Holder or transferees of the Holder or (B) the Company has received written consent therefor from a Person for whom Registrable Securities have been registered on (but not yet sold under) such Registration Statement, other than the Holder, Affiliates of the Holder or transferees of the Holder.

(b)                                 Requested Underwritten Offering.  Any Holder then able to effectuate a Demand Registration pursuant to the terms of Section 2(a), ignoring for purposes of such determination Section 2(a)(iii)(B), shall have the option and right, exercisable by delivering written notice to the Company of its intention to distribute Registrable Securities by means of an Underwritten Offering (an “Underwritten Offering Notice”), to require the Company, pursuant to the terms of and subject to the limitations of this Agreement, to effectuate a distribution of any or all of its Registrable Securities by means of an Underwritten Offering pursuant to a new Demand Registration or pursuant to an effective Registration Statement covering such Registrable Securities (a “Requested Underwritten Offering”); provided, that if the Requested Underwritten Offering is pursuant to a new Demand Registration, then the Registrable Securities of such Initiating Holder requested to be included in such Requested Underwritten Offering have an aggregate value of at least equal to the Minimum Amount as of the date of such Underwritten Offering Notice, and if the Requested Underwritten Offering is pursuant to an effective Demand Registration, then the Registrable Securities of such Initiating Holder requested to be included in such Requested Underwritten Offering have an aggregate value of at least equal to 50 percent of the Minimum Amount as of the date of such Underwritten Offering Notice. The Underwritten Offering Notice must set forth the number of Registrable Securities that the Initiating Holder intends to include in such Requested Underwritten Offering. The managing underwriter or managing underwriters of a Requested Underwritten Offering shall be designated by the

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Company; provided, however, that such designated managing underwriter or managing underwriters shall be reasonably acceptable to the Initiating Holder. Notwithstanding the foregoing, the Company is not obligated to effect a Requested Underwritten Offering within 90 days after the closing of a Requested Underwritten Offering.

(c)                                  Piggyback Registration and Piggyback Underwritten Offering.

(i)                                     If the Company shall at any time propose to file a registration statement under the Securities Act with respect to an offering of Company Securities (other than a registration statement on Form S-4, Form S-8 or any successor forms thereto or filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan), then the Company shall promptly notify all Holders of such proposal reasonably in advance of (and in any event at least five Business Days before) the anticipated filing date (the “Piggyback Registration Notice”). The Piggyback Registration Notice shall offer Holders the opportunity to include for registration in such registration statement the number of Registrable Securities as they may request in writing (a “Piggyback Registration”). The Company shall use commercially reasonable efforts to include in each such Piggyback Registration such Registrable Securities for which the Company has received written requests for inclusion therein (“Piggyback Registration Request”) within three Business Days after sending the Piggyback Registration Notice; provided, however, that the Company shall not be required to include in such Piggyback Registration a Holder’s Registrable Securities in the event such Holder, together with its Affiliates, does not request for inclusion Registrable Securities having an aggregate value, based on the VWAP as of the date of the Piggyback Registration Notice, of at least $10 million. Each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration by giving written notice to the Company of its request to withdraw; provided that (A) such request must be made in writing prior to the effectiveness of such registration statement and (B) such withdrawal shall be irrevocable and, after making such withdrawal, a Holder shall no longer have any right to include Registrable Securities in the Piggyback Registration as to which such withdrawal was made. Any withdrawing Holder shall continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of Company Securities, all upon the terms and conditions set forth herein.

(ii)                                  If the Company shall at any time propose to conduct an Underwritten Offering, whether or not for its own account, then the Company shall promptly notify all Holders of such proposal reasonably in advance of (and in any event at least five Business Days before or two Business Days before in connection with a “bought deal” or overnight Underwritten Offering) the commencement of the Underwritten Offering, which notice shall set forth the principal terms and conditions of the issuance, including the proposed offering price (or range of offering prices), the anticipated filing date of the related registration statement (if applicable) and the number of shares of Class A Common Stock that are proposed to be registered (the “Underwritten Offering Piggyback Notice”). Receipt of any Underwritten Offering Piggyback Notice provided to any Holder pursuant to this Section 2(c)(ii) shall be kept confidential by each such Holder until such proposed Underwritten Offering is (i) publicly announced or (ii) such Holder receives notice that such proposed Underwritten Offering has been abandoned, which notice shall be provided promptly by the Company to each Holder. The Underwritten Offering Piggyback Notice shall offer Holders the opportunity to include in such

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Underwritten Offering (and any related registration, if applicable) the number of Registrable Securities as they may request in writing (an “Underwritten Piggyback Offering”); provided, however, that in the event that the Company proposes to effectuate the subject Underwritten Offering pursuant to an effective Shelf Registration Statement of the Company other than an Automatic Shelf Registration Statement, only Registrable Securities of Holders that are subject to an effective Shelf Registration Statement may be included in such Underwritten Piggyback Offering. The Company shall use commercially reasonable efforts to include in each such Underwritten Piggyback Offering such Registrable Securities for which the Company has received written requests for inclusion therein (“Underwritten Offering Piggyback Request”) within three Business Days after sending the Underwritten Offering Piggyback Notice (or one Business Day in connection with a “bought deal” or overnight Underwritten Offering); provided, however, that the Company shall not be required to include in such Underwritten Piggyback Offering a Holder’s Registrable Securities in the event such Holder, together with its Affiliates, does not request for inclusion Registrable Securities having an aggregate value, based on the VWAP as of the date of the Underwritten Offering Piggyback Notice, of at least $10 million. Notwithstanding anything to the contrary in this Section 2(c)(ii), if the Underwritten Offering pursuant to this Section 2(c)(ii) is a “bought deal” or overnight Underwritten Offering and the managing underwriter advises the Company that the giving of notice pursuant to this Section 2(c)(ii) would adversely affect the Underwritten Offering, no such notice shall be required.  Each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from an Underwritten Piggyback Offering at any time prior to the effectiveness of the applicable registration statement, and such Holder shall continue to have the right to include any Registrable Securities in any subsequent Underwritten Offerings, all upon the terms and conditions set forth herein.

(iii)                               If the managing underwriter or managing underwriters of an Underwritten Offering advise the Company and the Holders that in their reasonable opinion the inclusion of all of the Holders’ Registrable Securities requested for inclusion in the subject Underwritten Offering (and any related registration, if applicable) (and any other Class A Common Stock proposed to be included in such offering) exceeds the number that can be included without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the Company shall include in such Underwritten Offering (and any related registration, if applicable) only that number of shares of Class A Common Stock proposed to be included in such Underwritten Offering (and any related registration, if applicable) that, in the reasonable opinion of the managing underwriter or managing underwriters, will not have such adverse effect, with such number to be allocated as follows: (A) in the case of a Requested Underwritten Offering, pro rata among all Holders that have requested to include Registrable Securities in such Requested Underwritten Offering based on the relative number of Registrable Securities then held by each such Holder; and (B) in the case of any other Underwritten Offerings, (x) first, to the Company, (y) second, if there remains availability for additional shares of Class A Common Stock to be included in such Underwritten Offering, pro rata among all Holders desiring to include Registrable Securities in such Underwritten Offering based on the relative number of Registrable Securities then held by each such Holder, and (z) third, if there remains availability for additional shares of Class A Common Stock to be included in such registration, pro rata among any other holders entitled to participate in such Underwritten Offering, if applicable, based on the relative number of Class A Common Stock then held by each such holder. If any Holder disapproves of

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the terms of any such Underwritten Offering, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter(s) delivered on or prior to the time of the commencement of such offering. Any Registrable Securities withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(iv)                              The Company shall have the right, at any time after giving the Piggyback Registration Notice and prior to the Effective Date of the applicable registration statement, to terminate or withdraw any registration initiated by it under this Section 2(c) at any time in its sole discretion, whether or not any Holder has elected to include Registrable Securities in such Registration Statement, by giving written notice of such termination or withdrawal to each Holder. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 4 hereof.

3.                                      Registration and Underwritten Offering Procedures.

The procedures to be followed by the Company and each Holder electing to sell Registrable Securities in a Registration Statement pursuant to this Agreement, and the respective rights and obligations of the Company and such Holders, with respect to the preparation, filing and effectiveness of such Registration Statement and the effectuation of any Underwritten Offering, are as follows:

(a)                                 In connection with a Demand Registration, the Company will, at least three Business Days prior to the anticipated filing of the Registration Statement and any related Prospectus or any amendment or supplement thereto (other than, after effectiveness of the Registration Statement, any filing made under the Exchange Act that is incorporated by reference into the Registration Statement), (i) furnish to such Holders copies of all such documents prior to filing and (ii) use commercially reasonable efforts to address in each such document when so filed with the Commission such comments as such Holders reasonably shall propose prior to the filing thereof.

(b)                                 In connection with a Piggyback Registration, Underwritten Piggyback Offering or a Requested Underwritten Offering, the Company will, at least three Business Days prior to the anticipated filing of any initial Registration Statement that identifies the Holders and any related Prospectus or any amendment or supplement thereto (other than amendments and supplements that do not materially alter the previous disclosure or do nothing more than name Holders and provide information with respect thereto), as applicable, (i) furnish to such Holders copies of any such Registration Statement or related Prospectus or amendment or supplement thereto that identify the Holders and any related Prospectus or any amendment or supplement thereto (other than amendments and supplements that do not materially alter the previous disclosure or do nothing more than name Holders and provide information with respect thereto) prior to filing and (ii) use commercially reasonable efforts to address in each such document when so filed with the Commission such comments as such Holders reasonably shall propose prior to the filing thereof.

(c)                                  The Company will use commercially reasonable efforts to as promptly as reasonably practicable (i) prepare and file with the Commission such amendments, including post-effective amendments, and supplements to each Registration Statement and the Prospectus

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used in connection therewith as may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities covered thereby for its Effectiveness Period and, subject to the limitations contained in this Agreement, prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities held by the Holders; (ii) cause the related Prospectus to be amended or supplemented by any required prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; and (iii) respond to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably practicable provide such Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to such Holders as selling stockholders but not any comments that would result in the disclosure to such Holders of material and non-public information concerning the Company.

(d)                                 The Company will comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(e)                                  The Company will notify such Holders that are included in a Registration Statement as promptly as reasonably practicable: (i) (A) when a Prospectus or any prospectus supplement or post-effective amendment to a Registration Statement in which such Holder is included has been filed; (B) when the Commission notifies the Company whether there will be a “review” of the applicable Registration Statement and whenever the Commission comments in writing on such Registration Statement (in which case the Company shall provide true and complete copies thereof and all written responses thereto to each of such Holders that pertain to such Holders as selling stockholders); and (C) with respect to each applicable Registration Statement or any post-effective amendment thereto, when the same has been declared effective; (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information that pertains to such Holders as sellers of Registrable Securities; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or in the case of such Prospectus, it will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided, however, that no notice by the Company shall be required pursuant to this clause (v) in the event that the Company either promptly files a prospectus supplement to update the Prospectus or a Form 8-K or other appropriate Exchange Act report that is incorporated by reference into the

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Registration Statement, which in either case, contains the requisite information that results in such Registration Statement no longer containing any untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading or such Prospectus no longer including any untrue statement of material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading).

(f)                                   The Company will use commercially reasonable efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as promptly as reasonably practicable, or if any such order or suspension is made effective during any Blackout Period or Suspension Period, as promptly as reasonably practicable after such Blackout Period or Suspension Period is over.

(g)                                  During the Effectiveness Period, the Company will furnish to each such Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Holder (including those incorporated by reference) promptly after the filing of such documents with the Commission; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system.

(h)                                 The Company will promptly deliver to each Holder, without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) authorized by the Company for use and each amendment or supplement thereto as such Holder may reasonably request during the Effectiveness Period. Subject to the terms of this Agreement, including Section 8(b), the Company consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(i)                                     The Company will cooperate with such Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free of all restrictive legends indicating that the Registrable Securities are unregistered or unqualified for resale under the Securities Act, Exchange Act or other applicable securities laws, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request in writing. In connection therewith, if required by the Company’s transfer agent, the Company will promptly, after the Effective Date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue such Registrable Securities without any such legend upon sale by the Holder of such Registrable Securities under the Registration Statement.

(j)                                    Upon the occurrence of any event contemplated by Section 3(e)(v), as promptly as reasonably practicable, the Company will prepare a supplement or amendment,

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including a post-effective amendment, if required by applicable law, to the affected Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and no Prospectus will include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(k)                                 With respect to Underwritten Offerings, (i) the right of any Holder to include such Holder’s Registrable Securities in an Underwritten Offering shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein, (ii) each Holder participating in such Underwritten Offering agrees to enter into an underwriting agreement in customary form and sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled to select the managing underwriter or managing underwriters hereunder and (iii) each Holder participating in such Underwritten Offering agrees to complete and execute all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents customarily and reasonably required under the terms of such underwriting arrangements. The Company hereby agrees with each Holder that, in connection with any Underwritten Offering in accordance with the terms hereof, it will negotiate in good faith and execute all indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements, including using all commercially reasonable efforts to procure customary legal opinions and auditor “comfort” letters.

(l)                                     For a reasonable period prior to the filing of any Registration Statement and throughout the Effectiveness Period, the Company will make available, upon reasonable notice at the Company’s principal place of business or such other reasonable place, for inspection during normal business hours by a representative or representatives of the selling Holders, the managing underwriter or managing underwriters and any attorneys or accountants retained by such selling Holders or underwriters, all such financial and other information and books and records of the Company, and cause the officers, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary (and in the case of counsel, not violate an attorney-client privilege in such counsel’s reasonable belief) to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; provided, however, that any information that is not generally publicly available at the time of delivery of such information shall be kept confidential by such Persons unless disclosure of such information is required by court or administrative order or, in the opinion of counsel to such Person, law, in which case, such Person shall be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, assist the Company in seeking to prevent or limit the proposed disclosure.

(m)                             In connection with any Requested Underwritten Offering, the Company will use commercially reasonable efforts to cause appropriate officers and employees to be available, on a customary basis and upon reasonable notice, to meet with prospective investors in presentations, meetings and road shows.

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(n)                                 Each Holder agrees to furnish to the Company any other information regarding the Holder and the distribution of such securities as the Company reasonably determines is required to be included in any Registration Statement or any Prospectus or prospectus supplement relating to an Underwritten Offering.

(o)                                 Notwithstanding any other provision of this Agreement, the Company shall not be required to file a Registration Statement (or any amendment thereto) or effect a Requested Underwritten Offering (or, if the Company has filed a Shelf Registration Statement and has included Registrable Securities therein, the Company shall be entitled to suspend the offer and sale of Registrable Securities pursuant to such Registration Statement) for a period of up to 45 days if (i) the Board or the Chief Executive Officer of the Company determines that a postponement is in the best interest of the Company and its stockholders generally due to a pending transaction involving the Company (including a pending securities offering by the Company), (ii) the Board or the Chief Executive Officer of the Company determines such registration would render the Company unable to comply with applicable securities laws or (iii) the Board or the Chief Executive Officer of the Company determines such registration would require disclosure of material information that the Company has a bona fide business purpose for preserving as confidential (any such period, a “Blackout Period”).  In the event of a Blackout Period resulting from a pending transaction identified in Section 3(o)(i) above that is an Underwritten Offering, such Blackout Period may be extended for up to an additional 45 days if the managing underwriter or managing underwriters for such Underwritten Offering have notified the Company of the need to extend such Blackout Period.

(p)                                 In connection with an Underwritten Offering, the Company shall use all commercially reasonable efforts to provide to each Holder named as a selling securityholder in any Registration Statement a copy of any auditor “comfort” letters or customary legal opinions, in each case that have been provided to the managing underwriter or managing underwriters in connection with the Underwritten Offering, not later than the Business Day prior to the Effective Date of such Registration Statement.

(q)                                 In connection with any Underwritten Offering initiated by the Company for the sale of securities for its own account, any Holder that together with its Affiliates owns 10% or more of the outstanding Common Stock (or otherwise retains the right to appoint one or more directors to the Board pursuant to that certain Stockholders’ Agreement, dated as of the date hereof, among the Company and the other signatories thereto), shall execute a customary “lock-up” agreement with the underwriters of such Underwritten Offering containing a lock-up period equal to the shorter of (i) the shortest number of days that a director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any stockholder of the Company (other than a Holder or director or employee of, or consultant to, the Company) who owns 10% or more of the outstanding Common Stock contractually agrees to with the underwriters of such Underwritten Offering not to sell any securities of the Company following such Underwritten Offering and (ii) 45 days from the date of the execution of the underwriting agreement with respect to such Underwritten Offering (each such period, a “Holder Lock-Up Period”).

4.                                      No Inconsistent Agreements; Additional Rights. The Company shall not hereafter enter into, and is not currently a party to, any agreement with respect to its securities

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that is inconsistent in any material respect with, or superior to, the rights granted to the Holders by this Agreement.

5.                                      Registration Expenses. All Registration Expenses incident to the Parties’ performance of or compliance with their respective obligations under this Agreement or otherwise in connection with any Demand Registration, Requested Underwritten Offering, Piggyback Registration or Underwritten Piggyback Offering (in each case, excluding any Selling Expenses) shall be borne by the Company, whether or not any Registrable Securities are sold pursuant to a Registration Statement. “Registration Expenses” shall include, without limitation, (i) all registration and filing fees (including fees and expenses (A) with respect to filings required to be made with the Trading Market and (B) in compliance with applicable state securities or “Blue Sky” laws), (ii) printing expenses (including expenses of printing certificates for Company Securities and of printing Prospectuses if the printing of Prospectuses is reasonably requested by a Holder of Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel, auditors and accountants for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, (vii) the reasonable fees and expenses of one law firm of national standing selected by the Holders owning the majority of the Registrable Securities to be included in any such registration or offering and (viii) all expenses relating to marketing the sale of the Registrable Securities, including expenses related to conducting a “road show.” In addition, the Company shall be responsible for all of its expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including expenses payable to third parties and including all salaries and expenses of their officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the Trading Market.

6.                                      Indemnification.

(a)                                 The Company shall indemnify and hold harmless each Holder, its Affiliates and each of their respective officers and directors and any agent thereof (collectively, “Holder Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees) and expenses, judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Holder Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which any Registrable Securities were registered, or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, or included in any preliminary prospectus (if the Company authorized the use of such preliminary prospectus prior to the Effective Date), any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company) or in any amendment or supplement thereto (if used during the period the Company is required to keep the

15

Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to any Holder Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder Indemnified Person specifically for use in the preparation thereof. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. This indemnity shall be in addition to any liability the Company may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder Indemnified Person or any indemnified party and shall survive the transfer of such securities by such Holder. Notwithstanding anything to the contrary herein, this Section 6 shall survive any termination or expiration of this Agreement indefinitely.

(b)                                 In connection with any Registration Statement in which a Holder participates, such Holder shall, severally and not jointly, indemnify and hold harmless the Company, its Affiliates and each of their respective officers, directors and any agent thereof, to the fullest extent permitted by applicable law, from and against any and all Losses as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any such Registration Statement, or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, or in any preliminary prospectus (if used prior to the Effective Date of such Registration Statement), any summary or final prospectus or free writing prospectus or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to the Holder furnished in writing to the Company by such Holder for use therein. This indemnity shall be in addition to any liability such Holder may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the proceeds received by such Holder from the sale of the Registrable Securities giving rise to such indemnification obligation

(c)                                  Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any

16

settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party that is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to any local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party that are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

(d)                                 If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any Losses referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the untrue or alleged untrue statement of a material fact or the omission to state a material fact that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

7.                                      Facilitation of Sales Pursuant to Rule 144. To the extent it shall be required to do so under the Exchange Act, the Company shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144), and shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144. Upon the request of any Holder in connection with that Holder’s sale pursuant to Rule 144, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

8.                                      Miscellaneous.

(a)                                 Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

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(b)                                 Discontinued Disposition. Subject to the last sentence of Section 3(o), each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in clauses (ii) through (v) of Section 3(e), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemental Prospectus or amended Registration Statement as contemplated by Section 3(j) or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement (a “Suspension Period”). The Company may provide appropriate stop orders to enforce the provisions of this Section 8(b).

(c)                                  Amendments and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and Holders that hold a majority of the Registrable Securities as of the date of such waiver or amendment; provided, that any waiver or amendment that would have a disproportionate adverse effect on a Holder relative to the other Holders shall require the consent of such Holder. The Company shall provide prior notice to all Holders of any proposed waiver or amendment. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

(d)                                 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile or electronic mail as specified in this Section 8(d) prior to 5:00 p.m. Central Time on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via facsimile or electronic mail as specified in this Agreement later than 5:00 p.m. Central Time on any date and earlier than 11:59 p.m. Central Time on such date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service (iv) upon actual receipt by the Party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	Ranger Energy Services, Inc. Attention: Chief Executive Officer 800 Gessner Street, Suite 1000 Houston, Texas 77024 Electronic mail: darron.anderson@rangerenergy.com
With copy to:	Vinson & Elkins L.L.P. Attention: Douglas E. McWilliams; Julian J. Seiguer 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Electronic mail: dmcwilliams@velaw.com; jseiguer@velaw.com

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If to any Person that is then the registered Holder:

To the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto).

(e)                                  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as provided in this Section 8(e), this Agreement, and any rights or obligations hereunder, may not be assigned without the prior written consent of the Company (acting through the Board of Directors) and the Holders. Notwithstanding anything in the foregoing to the contrary, the rights of a Holder pursuant to this Agreement with respect to all or any portion of its Registrable Securities may be assigned without such consent (but only with all related obligations) with respect to such Registrable Securities (and any Registrable Securities issued as a dividend or other distribution with respect to, in exchange for or in replacement of such Registrable Securities) by such Holder to a transferee of such Registrable Securities; provided (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Agreement. The Company may not assign its rights or obligations hereunder without the prior written consent of the Holders.

(f)                                   No Third Party Beneficiaries. Nothing in this Agreement, whether express or implied, shall be construed to give any Person, other than the parties hereto or their respective successors and permitted assigns, any legal or equitable right, remedy, claim or benefit under or in respect of this Agreement.

(g)                                  Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by facsimile or electronic mail transmission, such signature shall create a valid binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such signature delivered by facsimile or electronic mail transmission were the original thereof.

(h)                                 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York. Each of the Parties irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in in the Borough of Manhattan in the City of New York and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HEREBY

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WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

(i)                                     Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(j)                                    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(k)                                 Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior contracts or agreements with respect to the subject matter hereof and the matters addressed or governed hereby, whether oral or written.

(l)                                     Termination. Except for Section 6, this Agreement shall terminate as to any Holder, when all Registrable Securities held by such Holder no longer constitute Registrable Securities.

[THIS SPACE LEFT BLANK INTENTIONALLY]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

RANGER ENERGY SERVICES, INC.

By:	/s/ Darron M. Anderson
Name:	Darron M. Anderson
Title:	President and Chief Executive Officer

Signature Page to Registration Rights Agreement

HOLDERS:

RANGER ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President
Address for notice:
c/o CSL Capital Management, LLC
1000 Louisiana Street
Suite 3850
Houston, TX 77002
Attn: Charles S. Leykum
Email: charlie@cslenergy.com
Facsimile: (281) 946-8967

TORRENT ENERGY HOLDINGS, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Senior Vice President
Address for notice:
1304 Langham Creek Drive
Suite 212
Houston, Texas 77084
Attn: Charles S. Leykum
Email: charlie@cslenergy.com
Facsimile:

Signature Page to Registration Rights Agreement

RANGER ENERGY HOLDINGS II, LLC

By:	/s/ Charles S. Leykum
Name:	Charles S. Leykum
Title:	Manager
Address for notice:
c/o CSL Capital Management, LLC
1000 Louisiana
Suite 3850
Houston, TX 77002
Attn: Charles S. Leykum
Email: charlie@cslenergy.com
Facsimile: (281) 946-8967

TORRENT ENERGY HOLDINGS II, LLC

By:	CSL Energy Holdings I, LLC,
its managing member

By:	CSL Energy Opportunity GP I, LLC,
its managing member

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member
Address for notice:
c/o CSL Capital Management, LLC
1000 Louisiana
Suite 3850
Houston, TX 77002
Attn: Charles S. Leykum
Email: charlie@cslenergy.com
Facsimile: (281) 946-8967

Signature Page to Registration Rights Agreement

CSL ENERGY OPPORTUNITIES FUND II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member
Address for notice:
1000 Louisiana Street
Suite 3850
Houston, Texas 77002
Attn: Charles S. Leykum
Email: charlie@cslenergy.com
Facsimile: (281) 946-8967

CSL ENERGY HOLDINGS II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

	By:	/s/ Charles S. Leykum
	Name:	Charles S. Leykum
	Title:	Managing Member
Address for notice:
1000 Louisiana Street
Suite 3850
Houston, Texas 77002
Attn: Charles S. Leykum
Email: charlie@cslenergy.com
Facsimile: (281) 946-8967

Signature Page to Registration Rights Agreement

BAYOU WELL HOLDINGS COMPANY, LLC

By:	/s/ Brett T. Agee
Name:	Brett T. Agee
Title:	President and Chief Executive Officer

Address for notice: 800 Gessner, Ste. 1100
Houston, TX 77024

Signature Page to Registration Rights Agreement

Exhibit 7

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock, $0.01 par value, of Ranger Energy Services, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended.

Dated: August 28, 2017	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Ranger Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Torrent Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Ranger Energy Holdings II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

Torrent Energy Holdings II, LLC

	By:	CSL Energy Holdings I, LLC,
its managing member
	By:	CSL Energy Opportunity GP I, LLC
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

	By:	CSL Energy Opportunity GP I, LLC,
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Master Fund, LLC

By:	CSL Energy Opportunity GP I, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee